3-26-02

02026569

1048179

RECD S.E.C.

MAR 2 6 2002

1086

333-07818

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36o andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the Company's (i) press release dated March 26, 2002 in English; (ii) Financial Statements; (iii) Form DFP as of December 31, 2001; and (iv) Report of Independent Accountants dated December 31, 2001 and 2000.

Press Release
dated March 26, 2002

CSN

for immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
+55 21 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

Richard Marte
Thomson Financial
+1 (212) 701-1812
richard.marte@tfn.com
www.thomsonfinancial.com

CSN ANNOUNCES RESULTS FOR FISCAL YEAR 2001

(Rio de Janeiro, Brazil, March 26, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its financial results for 2001. The Company's unaudited results are presented according to the Brazilian GAAP Corporate Law and are stated in Brazilian *Reais* (R$). The 2001 figures below pertain mostly to the Company's unconsolidated results and **all comparisons, unless stated otherwise, are related to the same period of 2000.** On December 31, 2001, one U.S. Dollar (US$) was equivalent to R$2.3204.

Highlights

- For 2001, CSN recorded net income of R$296 million (R$4.13 per ADR). This result substantially differed from the R$1.6 billion (R$22.87 per ADR) recorded in 2000, which included non-recurring gains from the sale of the stake in Light – Serviços de Eletricidade S.A. and Valepar S.A (controlling shareholder of CVRD) aggregating R$1,175 million (R$16.38 per ADR), after taxes. In the 4th quarter, CSN reported a net loss of R$130.8 million (R$1.82 per ADR). On a consolidated basis, CSN's net income for the year was equal to the Parent Company's R$299.8 million, compared to R$1.8 billion in 2000.
- CSN has chosen to defer part of the impact from the 18.7% Brazilian Real devaluation in 2001, in accordance with CVM's (*The Brazilian Securities Exchange Comission*) Rules #404 and #409 of September 27, 2001 and November 1, 2001, respectively. In this regard, R$745.5 million will be amortized over the next three years.This deferral had a positive impact on results for the period, net of taxes and including effects on subsidiaries, in the amount of R$512.2 million.
- The year 2001 was very important due to the completion of the modernization program for the Presidente Vargas Steelworks (Mill). The amount invested in the program totaled US$2.2 billion over a period of 6 years and included the completion of two major revampings: Blast Furnace #3 (BF#3) and Hot Strip Mill #2 (HSM#2). Many improvements were made in the HSM#2, the automation of the production controls being the most important one. These changes are already providing a substantial improvement in quality and productivity of the plant. The newly revamped BF#3, with a projected useful life of 20 years, will contribute to economy of scale gains and 15% greater slab production volume, while affording additional cost reductions.
- CSN's net revenues in the domestic market in 2001 increased 7% to R$2.8 billion. On a consolidated basis, net revenues in the domestic market increased 24%, to R$3.5 billion for 2001 from the R$2.8 billion recorded last year. These revenues were affected by a greater energy surplus available for sale, through CSN's affiliated company CSN Energia S.A., as the co-generation thermoelectric power plant (CTE) and the hydroelectric power plant Itá were operating at full capacity and *MAE* (Brazilian Wholesale Energy Market – *Mercado Atacadista de Energia*) prices were higher during the energy rationing.
- EBITDA (Gross Profit – SG&A Expenses + Depreciation and Depletion) for the year totaled R$1.3 billion, almost the same as last year's. Consolidated EBITDA for the year increased 28% to R$1.7 billion. The main reason for this increase was the higher sales of energy surplus, which recorded gross revenues of R$566 million in 2001, with an EBITDA contribution of R$425 million.


EBITDA
In millions of R$
1,297
1,330
1,272
1,698
2000
2001
Parent Company
Consolidated

Production and Production Costs

In the 4th quarter production levels reflect the result of revampings performed in the second and third quarters. Crude steel production increased 13%, reaching 1.3 million tonnes, while production of hot rolled coil was in line with expectations, totalling 1.0 million tonnes (production volumes measured at the continuous casters for crude steel, and at the hot strip mill for hot rolled bands - this volume slightly differs from inventory deposits due to normal process losses).

For 2001, production volume was affected by the programmed stoppages for the maintenance of BF#3 and HSM#2 and reached 4.0 million tonnes of crude steel and 4.1 million tonnes of hot rolled coil, which represented decreases of 0.7 and 0.5 million tonnes, respectively. On the other hand, the new higher level of productivity for BF#3 is enhancing economies of scale and reducing external scrap utilization in the oxygen converters.


Total Production Costs
18% (Dep)
34%
21% CG
25% (CG)
1%
9% (E/C)
13%
17% (Dep)
33%
6% (E/C)
12%
11%
2000
2001
Raw Materials
Acquired slabs
Labor
Fuel/Energy (F/E)
General Costs (GC)
Depreciation (Dep)

Production costs in 2001 were influenced by the consumption of acquired slabs (571 thousand tonnes), due to the revamping of BF#3, and by the negative impact of the Brazilian Real devaluation on imported and dollar-linked raw materials, particularly coal and coke. The increase in coal prices, announced last July, was partially offset by a decrease in international alloys prices (tin and zinc) and a lower raw material consumption, including a lower fuel rate (which measures the consumption of coal in the blast furnaces).

For the year, consumption of acquired slabs represented 11% of total production costs, while total raw materials plus acquired slabs represented 44%, compared to 35% last year. In the 4th quarter of 2001 alone, in part due to a lower consumption of acquired slabs in this period, purchased slabs accounted for only 2%, and raw materials accounted for 40%, of total production costs. Since the first quarter of 2001, energy and fuel costs have remained stable, at 6% of total production costs.

Sales

Annual sales of finished products and slabs reached 3,983 thousand tonnes, 8% lower than in 2000. Sales were affected by the major revampings in the mill, which impacted production volume and the amount available for sale.

In the 4th quarter of 2001, sales increased 11% year over year to 1,138 thousand tonnes, representing a strong recovery when compared to the 3Q01 – a 43% increase. In the 3rd quarter, sales volume was impacted by the programmed stoppages for the previously mentioned revampings. With the increase in production, in 4Q01 the Company began to export slabs once again, which amounted to 212 thousand tonnes, accounting for 19% of total sales.


SALES VOLUME
(In thousand tonnes)
1,024
77%
23%
1,084
84%
16%
1,029
14%
798
90%
10%
1,138
71%
29%
4 T 00
1 Q 01
2 Q 01
3 Q 01
4 Q 01
Exports
Domestic

In 2001, the domestic market accounted for 82% of total sales volume, compared to 76% in the same period 2000. During the last quarter, mainly because of the presence of slabs in the export mix, the domestic market represented 71% of total sales volume, compared to 77% in the same period of 2000.

CSN focused its efforts on the production and sale of higher value-added galvanized steel and tin mill products. Thus, even with slabs representing 6% of total sales, coated products represented 42% of total sales volume in 2001, almost the same amount as in 2000. Considering only finished products, the participation of coated

2000 - 4,311 thousand tonnes


24%
76%
Domestic Market
Exports

2001 - 3,983 thousand tonnes


18%
82%
Domestic Market
Exports

products increased 2 percentage points (pp) to 44%.

CSN´s Consolidated sales volume was 4,045 thousand tonnes in 2001, compared to 4,457 thousand tonnes last year. The 62 thousand tonnes increase when comparing to the Parent Company's sales volume is due to the recognition of inventories in the subsidiary Inal. Coated products represented 44% in 2001, a 1 percentage point increase.

Operating results

❑ Net revenues, Cost of Goods Sold & Gross Margin

Annual net revenues remained stable totaling R$3.3 billion. The domestic market accounted for 86% versus 82% of sales revenue last year. Although total sales volume dropped 8%, the average selling price for finished products increased 11%, reflecting the higher portion of domestic market sales and an improved sales mix, as well as price increases implemented. Consolidated net revenues were R$4 billion, 15% higher than in 2000. The higher level of energy revenues throughout the year, in the amount of R$545 million (out of which R$425 million is still pending financial settlement), through CSN's subsidiary - *CSN Energia,* contributed to this increase. Due to the full output level of the hydroelectric of Itá (its last turbine became operational in February 2001) and an extraordinary performance in the thermoelectric power plant, energy sales were much higher compared to 2000.
In the 4th quarter, net revenues increased 9% to R$886.0 million, with the portion of domestic sales remaining the same - 82%. An 11% increase in sales volume and 6% higher average selling prices for finished products were responsible for this result. Consolidated net revenues were 20% higher, reaching R$1.1 billion. This improvement is attributed to the increase in revenues from the sales of CSN's energy surplus, as explained above.

In 2001, cost of goods sold (COGS) was R$2.1 billion, 5% higher than in 2000. The main reasons for this increase were higher costs due to the devaluation of the Real, especially on imported and dollar-linked raw materials (a negative impact of approximately R$101 million) and the consumption of acquired slabs (negative impact, including the positive impact deriving from the lower consumption of raw materials and from a lower fuel rate at the blast furnaces, of around R$28 million). In addition, lower production levels led to a higher absorption of fixed costs, with an approximate negative impact of R$78 million. Consolidated CoGS increased 10% to R$2.3 billion.
In the 4th quarter, COGS totaled R$545.4 million, 11% lower than in 4Q00. Consolidated cost of goods sold was R$582.9 million, an increase of 7%.

The increase in costs negatively impacted gross margin, which was 36.4% in 2001 compared to 38.8% last year. The Company estimates that this margin was 6 percentage points lower due to the non-recurring effects of the

revampings and the real devaluation on imported and dollar-linked raw materials. Consolidated gross margin was 42.7% compared to 39.6% in 2000, primarily reflecting sales of energy surpluses in 2001.
The effect of a higher exchange rate in imported raw materials also affected gross margin in the 4th quarter, which dropped 1 pp to 38.4%. Consolidated gross margin was 45.9%, having increased 4 percentage points again due to the sales of energy surpluses.

- **SG&A expenses**

In 2001, selling, general, and administrative expenses, excluding depreciation, decreased 5% to R$303.4 million. The better profile of the Company's accounts receivable, was reflected in a reduction in the provision for doubtful accounts. However, this was partially offset by a higher payment of managerial bonuses and a general bonus to all employees.
For the 4th quarter, these expenses decreased 2% to R$81.2 million.

- **EBITDA**

For 2001 EBITDA remained unchanged at R$1.3 billion. EBITDA margin (EBITDA over net revenues) was 38.7% versus 40.1% in 2000, still one of the highest margins in the steel industry worldwide. The consumption of slabs from third parties had a R$97 million impact on EBITDA, or a 3 percentage-point impact on the EBITDA margin. Consolidated EBITDA was 27% higher, reaching R$1.7 billion. The main reason for this increase was the higher level of energy sales, as previously explained. Consolidated EBITDA margin was 42.6%.
For the 4th quarter, EBITDA was R$384.9 million, with EBITDA margin of 43.4%. This represented increases of 16% and 3 percentage points, respectively. In addition to the recovery in sales and operational improvements in 4Q01, part of the non-cash expenses included in the cost of raw materials consumed during 2001, especially iron ore and fluxes, was responsible for 2 p.p. of this increase. Consolidated EBITDA for this quarter grew 40% and was R$515.5 million (EBITDA margin of 47.7%).

- **Other net operating income/expenses**

In 2001, the Company reported an increase of 163% in other net operating expenses, which totaled R$159 million. This difference is attributed to the negative impact from a R$68 million provision for losses on long-term receivables, related to companies in the packaging industry.
In the 4th quarter, for the same reasons, other net operating expenses were 280% higher - R$122.4 million.

- **Net financial income (expense)**

CSN reported a net financial expense for the year (financial income - financial expenses and net Monetary/Exchange variations) of R$890 million. The R$316.6 million variation is explained by the increase in financial expenses resulting from the 18.7% devaluation of the Brazilian Real in 2001 (see Exchange Rate table). In 2000 the Brazilian Real devaluation was only 9.3%.

For the 4th quarter, net financial expense totaled R$404.2 million, 62% higher than in 4Q00. This difference can be attributed to higher exchange-related losses as a result of the appreciation of the Real in the last few months of 2001, since 100% of the Company's gross debt denominated in foreign currency was hedged.

Exchange Rate Impact Deferral: according to *CVM's* rules #404 and #409/2001, the Company chose to defer the exchange rate impact for 2001, amortizing R$615.2 million in the period and leaving a balance to be amortized through 2004 of R$745.5 million. With respect to the deferral of the exchange rate impact, which occurred in the first quarter of 1999, CSN amortized R$124.1 million. The outstanding balance of the 1999 deferral, totaling R$107.4 million, will be amortized in 2002.

- **Equity Income (expense)**

For 2001, equity income from the Company's subsidiaries was R$479.2 million compared to R$1.4 billion in 2000. The significant decrease of R$939.5 million compared to 2000 is a result of the gain recorded for the sale of the stake in Valepar and Light in 2000, partially offset by the sale of energy surpluses in 2001, through CSN's subsidiary, CSN Energia.
For the 4th quarter, the variation in equity income was R$1.4 billion and reflects the aforementioned events..

Non-operating income / loss

Non-operating losses were R$4.3 million for the year. The R$62.6 million variation is mainly due to a net gain of R$101.4 million for the sale of the stake in Light to the, at that time, wholly owned subsidiary Energy I Corp. in 2000. However, in 2000 this gain was partially offset by a provision for losses in affiliated companies through cash advances for future capital increases.
For the 4th quarter, the variation reached R$68.9 million for the same reason.

Income tax and social contribution

For the year, CSN recorded credits for income tax and social contribution totaling R$9.7 million, representing a R$120.7 million variation. The reason for this is related to a lower income before taxes in 2001. During 2001, the Company recorded a provision of R$177.8 million related to the taxation on net income of off-shore affiliated companies. Additionally, the benefit from the interest on equity was R$200.5 million lower.
For the 4th quarter, credits totaled R$134.9 million, or a R$148.3 million variation.

Net results

Net income in 2001 was R$296 million (R$4.13 per ADR). Consolidated net income reached R$299.8 million (R$4.18 per ADR).
In the 4th quarter, the Company incurred in net losses of R$130.8 million (R$1.82 per ADR). Consolidated net income was R$124.9 million.

Consolidated net debt

During the 4th quarter 2001, CSN recorded losses from its hedge transactions. These instruments were used to protect 100% of its net consolidated debt from devaluations of the *real* against the US dollar. The losses were due to the appreciation of the *real* against the US dollar in the last few months of 2001. Part of these losses were deferred, according to CVM's Rules, as explained above.
As of 2002, the Company's hedge strategy will only cover short and medium term external debt. In addition, the Company decided to gradually change its indebtness profile by substituting credit lines in dollars for *real* denominated instruments. CSN's gross consolidated debt as of December 31, 2001 was US$2.4 billion, unchanged from September 30, 2001. Cash and marketable securities totaled US$0.3 billion, including the hedge transactions. The reduction in cash and marketable securities was also due to greater working capital needs and to self-financed investments during the 4th quarter. As of December 31, 2001, net consolidated debt was US$2.1 billion, US$0.3 billion higher than on September 30, 2001.
In March 2002, the Company issued its first debentures in the local market, in the amount of R$690 million. After this event, CSN's cash position was of approximately US$0.6 billion.

Capital Expenditures

In 2001, CSN's investments increased 23% to R$906.6 million compared to 2000. Investments in this period included: R$219.3 million for the revamping of the BF# 3, R$256.8 million for the modernization of the HSM#2, R$89.9 million for environmental projects and R$340.6 million for technological improvements, maintenance and other minor items. Consolidated investments, in 2001, increased 21% to R$ 1,079 million.
In the 4th quarter, investments at the Volta Redonda Steel Mill totaled R$216.9 million.

Recent Events

- On March 5, 2002, the president of the United States, George W. Bush, announced safeguard measures against steel imports, following the schedule for the process initiated in mid-2001 by the ITC (The United States International Trade Commission) – Section 201. Since these imports were considered harmful to the American steel industry by the ITC, tariffs and quotas were imposed for a period of 3 years.
  This measure will cause a general redirection of steel products previously exported to the US to other markets, affecting the balance between supply and demand, with repercussions for international prices. Protectionist measures in retaliation to this decision may result in higher tariffs in other countries to protect

respective domestic markets. Therefore, there may be impacts on volumes and prices for steel exporting companies, including CSN.

Flat steel: with the exception of tin plate (for Brazil), there is a 30% tariff for the 1st year, 24% for the 2nd year and 18% for the 3rd year. In 2001, CSN exported 12 thousand tonnes of cold rolled, 12 thousand tonnes of galvanized products and 51 thousand tonnes of tin plate to the US. No hot rolled exports were sold to the US, since these products were already under restriction as imposed by a 1999 agreement settling anti-dumping proceedings brought by the US. With the exemption for tin plate, there should be no direct additional impact from these protectionist measures on finished product exports from CSN to the US.

Semi-finished products – slabs: A 4.9 million-tonne quota was established for the first year, based on US imports during 1999. Brazil was allocated 52% of this total. The quotas will increase by 400 thousand tonnes a year and imports above the quota will be taxed at the same rate as finished products. After the revampings of BF#3 and HSM#2, CSN has the capacity to sell approximately 500 thousand tonnes of slabs per year. Part of these slabs are expected to be exported to the US, as part of the Brazilian quota. In 2001, CSN exported 85 thousand tonnes of slabs to the US.

- On March 1, 2002, CSN issued a R$ 690 million debenture in the Brazilian market. The securities have been rated "AA- (Bra)" by Fitch and "Baa1.Br" by Moody's. The program is divided into two tranches: a three-year tranche of R$ 540 million at a cost of CDI plus 2.75% per annum; and a four-year tranche of R$150 million, indexed to IGPM plus 13.25% per annum. The funds will be used for providing the Company with liquidity and for refinancing future obligations of the parent company and/or its affiliates.
- CBS – CSN's Pension Fund is revising the agreement to ensure the fund's ability to cover its reserve shortages, which on December 31, 2001 were R$476.1 million. This revision is the result of a commitment assumed between CBS, the Company and SPC – *Secretaria de Previdência Complementar* (Government Secretariat for Supplementary Social Security), aiming at adopting measures to support the balance between its plans, including the reserve amortization schedule , according to the conditions outlined during the actuarial reavaluation. The agreement, approved by SPC in 1996, establishes joint responsibility between the participants and CSN, and this shortage has been amortized since then, following the established ratio at that time of 57.5% in 30 years by the sponsors, and 42.5% in 35 years by the participants, by means of increasing percentages applied to the payroll.
- As of 2002, according to CVM's Rule 371/2001, the Company will be recognizing CBS's actuarial deficit in the results for a period of 5 years. The estimated impact for 2002, including current contributions, is R$84.8 million, or R$55.9 million after taxes. CSN's contribution to the pension fund in 2001 totaled R$19.4 million.
- After the resignation of João Luis Tenreiro Barroso from his position as CSN's Corporate Center and Investor Relations Executive Officer, the Board of Directors appointed Antônio Mary Ulrich as the new Corporate Center and Investor Relations Executive Officer, as of February 8, 2002. Antonio Ulrich has a degree in Engineering and Business from the Federal University of Rio Grande do Sul, in Brazil, with an MBA from Georgia Southern University, in the USA.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein, including but not limited to those with respect to the increased productivity and lower production costs from the new BF#3, to the availability for sale of slabs as of 2002, to the impacts of Section 201 on the steel market and CSN and to the estimated impact in the results deriving from the recognition of CBS's actuarial deficit, are forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Examples of such risks and uncertainties include but are not limited to: general and macroeconomic conditions in Brazil, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations, general competitive factors (on a global, regional or national basis) and consequences from the energy crisis in Brazil.

Five pages of tables follow

INCOME STATEMENT

Parent Company - Brazilian GAAP – Audited Results – In thousands of R$

	4th Q 01	3rd Q 01	4th Q 00	2001	2000
Gross revenues from sales & services	**1,069,368**	**882,048**	**986,565**	**4,009,805**	**3,913,373**
Deductions from gross revenues	(183,337)	(165,805)	(174,384)	(725,511)	(674,232)
Net revenues from sales & services	**886,031**	**716,243**	**812,181**	**3,284,294**	**3,239,141**
Domestic market	725,036	645,610	671,218	2,825,034	2,643,409
Export market	160,995	70,633	140,963	459,260	595,732
Cost of goods sold (CoGS)	**(545,358)**	**(494,786)**	**(490,567)**	**(2,088,215)**	**(1,982,173)**
CoGS, net of depreciation/depletion	(419,935)	(409,769)	(398,521)	(1,709,038)	(1,622,738)
Depreciation/depletion related to CoGS	(125,423)	(85,017)	(92,046)	(379,177)	(359,435)
Gross income	**340,673**	**221,457**	**321,614**	**1,196,079**	**1,256,968**
Gross Margin (%)	*38.4*	*30.9*	*39.6*	*36.4*	*38.8*
Selling expenses	(38,732)	(32,076)	(37,863)	(120,001)	(152,878)
General and administrative expenses	(42,498)	(41,271)	(44,811)	(183,437)	(166,229)
Depreciation/amortization in SG&A	(8,206)	(7,910)	(7,846)	(32,253)	(29,790)
Other operating income (expenses), net	(122,447)	(4,081)	(32,249)	(158,975)	(60,398)
Net Financial Results	(404,229)	543,149	(250,053)	(890,001)	(573,359)
Financial expenses	94,987	(254,134)	(138,711)	(508,618)	(410,724)
Financial income	(529,457)	357,825	85,225	60,495	231,924
Monetary / Exchange variations, net	30,241	439,457	(196,568)	(441,879)	(394,559)
Equity in results of subsidiaries	7,362	354,933	1,402,659	479,223	1,418,701
Operating income/(loss)	**(268,077)**	**1,034,200**	**1,351,450**	**290,634**	**1,693,015**
Non-operating income (expenses), net	2,309	(7,971)	71,161	(4,279)	58,356
Income/(loss) before IT and social contribution	**(265,768)**	**1,026,229**	**1,422,611**	**286,355**	**1,751,371**
Income tax provision	98,386	(307,684)	17,515	4,898	(54,046)
Social contribution tax credit (provision)	36,555	(111,123)	(30,878)	4,787	(56,989)
Net income (loss)	**(130,827)**	**607,422**	**1,409,248**	**296,040**	**1,640,336**
Number of shares (in thousands), excluding treasury stocks	71,729,261	71,729,261	71,729,261	71,729,261	71,729,261
Net income per 1000 shares – R$	(1.82)	8.47	19.65	4.13	22.87
Additional information					
EBITDA (*)	384,866	233,127	330,986	1,271,818	1,297,296
EBITDA Margin (%)	*43.4*	*32.5*	*40.8*	*38.7*	*40.1*
Interest on Equity/Dividends	90,000	-	1,917,666	220,000	1,917,666

(*) EBITDA = gross income – SG&A expenses + depreciation and depletion.

CSN

for immediate release

INCOME STATEMENT

Consolidated - Brazilian GAAP – Audited Results - In thousands of R$

	4th Q 01	3rd Q 01	4th Q 00	2001	2000
Gross revenues from sales & services	**1,300,267**	**1,239,112**	**1,124,579**	**4,831,895**	**4,264,131**
Deductions from gross revenues	(221,133)	(193,177)	(203,789)	(849,421)	(791,791)
Net revenues from sales & services	**1,079,134**	**1,045,935**	**920,790**	**3,982,474**	**3,472,340**
Domestic market	889,961	969,091	765,125	3,468,093	2,825,335
Export market	189,173	76,844	155,665	514,381	647,005
Cost of goods sold (CoGS)	**(582,949)**	**(547,286)**	**(545,345)**	**(2,280,482)**	**(2,097,613)**
CoGS, net of depreciation/depletion	(510,912)	(460,604)	(446,387)	(1,949,475)	(1,735,502)
Depreciation/depletion related to CoGS	(72,037)	(86,682)	(98,958)	(331,007)	(362,111)
Gross income	**496,185**	**498,649**	**375,445**	**1,701,992**	**1,374,727**
Gross Margin (%)	*45.9*	*47.7*	*40.8*	*42.7*	39.6
Selling expenses	(56,490)	(43,086)	(55,881)	(179,263)	(222,762)
General and administrative expenses	3,826	(48,068)	(54,002)	(155,425)	(184,413)
Depreciation/amortization in SG&A	(67,726)	(10,883)	(2,468)	(94,745)	(29,888)
Other operating income (expenses), net	(107,851)	(15,792)	(39,286)	(154,595)	(79,813)
Net Financial Results	(532,256)	670,122	(269,046)	(760,101)	(683,370)
Financial expenses	97,422	(235,682)	(158,567)	(481,569)	(510,366)
Financial income	(561,593)	365,945	96,535	117,070	225,261
Monetary / Exchange variations, net	(68,085)	539,859	(207,014)	(395,602)	(398,265)
Equity in results of subsidiaries	(11,523)	(3,405)	(19,854)	(55,862)	80,184
Operating income (loss)	**(275,835)**	**1,047,537**	**(65,092)**	**302,001**	**254,665**
Non-operating income (expenses), net	1,924	(5,192)	1,649,658	(4,594)	1,637,234
Income before IT and social contribution	**(273,911)**	**1,042,345**	**1,584,566**	**297,407**	**1,891,899**
Income tax provision	109,577	(317,058)	14,095	233	(55,564)
Social contribution tax credit (provision)	39,371	(113,920)	(31,179)	2,189	(59,071)
Net income (loss)	**(124,963)**	**611,367**	**1,567,482**	**299,829**	**1,777,264**
EBITDA (*)	515,558	494,177	364,520	1,698,311	1,329,663
EBITDA Margin (%)	*47.7*	*47.2*	*39.6*	*42.6*	*38.3*

(*) EBITDA = gross income – SG&A expenses + depreciation, amortization and depletion.

SID Listed NYSE

BALANCE SHEET

Brazilian GAAP - Audited Results - In thousands of R$

	Parent Company		Consolidated	
	December 31,2001	September 30,2001	December 31,2001	September 30,2001
Current assets	**2,339,563**	**3,621,879**	**2,851,558**	**4,439,889**
Cash & marketable securities	378,684	1,039,821	660,438	1,590,136
Trade accounts receivable	655,068	617,696	935,611	716,859
Inventories	623,606	635,670	729,087	747,001
Others	682,205	1,328,692	526,422	1,385,893
Long-term receivables	**1,992,100**	**1,573,727**	**1,360,492**	**802,475**
Permanent assets	**10,001,732**	**10,525,513**	**9,220,989**	**9,640,380**
Investments	1,226,066	1,362,392	25,832	44,284
Fixed assets	7,759,471	7,683,641	8,117,554	8,025,402
Deferred charges	1,016,195	1,479,480	1,077,603	1,570,694
Total assets	**14,333,395**	**15,721,119**	**13,433,039**	**14,882,744**
Current Liabilities	**3,621,155**	**3,895,888**	**3,732,364**	**5,383,248**
Loans and financing	2,506,780	2,483,433	2,728,712	3,963,185
Others	1,114,375	1,412,455	1,003,652	1,420,063
Long-term liabilities	**5,559,027**	**6,488,370**	**4,582,542**	**4,202,085**
Loans & financing	3,171,442	3,892,532	2,842,531	2,377,622
Taxes on revaluation reserve	1,215,112	1,363,286	1,216,927	1,363,286
Others	1,172,473	1,232,552	523,084	461,177
Shareholders' equity	**5,153,213**	**5,336,861**	**5,118,133**	**5,297,411**
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	1,258	1,258	1,258	1,258
Revaluation reserves	2,309,650	2,300,633	2,309,650	2,300,633
Revenue reserves	1,161,358	844,934	1,126,278	844,934
Retained earnings	-	509,089	-	469,639
otal Liabilities and Shareholders' equity	**14,333,395**	**15,721,119**	**13,433,039**	**14,882,744**

Sales Volume
In thousands of tonnes

	4th Q 01	3rd Q 01	4th Q 00	2001	2000
BRAZILIAN MARKET	**809**	**720**	**790**	**3,272**	**3,259**
Hot Rolled	286	253	290	1,193	1,207
Cold Rolled	190	152	156	734	641
Galvanized	157	147	176	660	747
Tin Mill Products	168	164	168	673	664
Slabs	8	4	-	12	
EXPORT MARKET	**329**	**78**	**234**	**711**	**1,052**
Hot Rolled	49	17	116	152	518
Cold Rolled	3	-	11	27	74
Galvanized	8	2	3	30	11
Tin Mill Products	57	59	88	290	341
Slabs	212	-	16	212	108
TOTAL MARKET	**1,138**	**798**	**1,024**	**3,983**	**4,311**
Hot Rolled	335	270	406	1,345	1,725
Cold Rolled	193	152	167	761	715
Galvanized	165	149	179	690	758
Tin Mill Products	225	223	256	963	1,005
Slabs	220	4	16	224	108

Exchange Rates (R$/US$) at end of period									
	4th Q 99	1st Q 2000	2nd Q 2000	3rd Q 2000	4th Q 2000	1st Q 2001	2nd Q 2001	3rd Q 2001	4th Q 2001
US$	1.7890	1.7473	1.8000	1.8437	1.9554	2.1616	2.3049	2.6713	2.3204
Change (%)	(6.9)	(2.3)	3.0	2.4	6.1	10.5	6.6	15.9	(13.1)

Net revenue by product
In R$/tonne

	4th Q 01	3rd Q 01	4th Q 00	2001	2000
BRAZILIAN MARKET	**836**	**842**	**794**	**813**	**766**
Hot Rolled	603	590	541	573	522
Cold Rolled	716	705	714	704	698
Galvanized	1,095	1,090	1,012	1,057	979
Tin Mill Products	1,151	1,151	1,077	1,121	1,036
Slabs	293	290	-	292	-
EXPORT MARKET	**487**	**890**	**599**	**640**	**561**
Hot Rolled	464	523	476	446	476
Cold Rolled	474	-	707	561	656
Galvanized	901	997	883	896	832
Tin Mill Products	1,087	993	811	958	764
Slabs	316	-	183	316	235
TOTAL MARKET	**735**	**847**	**750**	**782**	**716**
Hot Rolled	583	586	523	559	508
Cold Rolled	712	705	714	699	694
Galvanized	1,085	1,089	1,010	1,050	976
Tin Mill Products	1,135	1,109	985	1,072	943
Slabs	315	290	183	315	235

INVESTMENTS IN FIXED AND DEFERRED ASSETS – PARENT COMPANY
In millions of reais

	4th Q 01	3rd Q 01	4th Q 00	2001	2000
Technological improvements	19.0	14.6	62.4	104.9	174.4
BF#3	48.0	51.7	88.2	219.3	146.3
Hot Strip Mill#2	32.3	187.1	19.3	256.8	62.1
Environmental projects	24.5	24.0	52.7	89.9	112.7
Deferred	16.2	6.3	48.2	50.0	69.3
Others*	69.9	37.3	99.0	185.7	173.9
TOTAL	**209.9**	**321.0**	**369.8**	**906.6**	**738.7**

* general construction work, materials, maintenance, logistics, etc

Financial Statements

CSN

RELATÓRIO DE ADMINISTRAÇÃO 2001

MENSAGEM DO CONSELHO DE ADMINISTRAÇÃO

Prezados acionistas,

Primeiramente, queremos agradecer aos nossos acionistas pela confiança na empresa; aos clientes, pela preferência por nossos produtos e serviços; aos fornecedores, pela importante relação de parceria; e aos empregados, pelo esforço e dedicação que nos permitiram superar os desafios e os momentos difíceis de 2001.

A economia mundial foi abalada pelo ambiente de incerteza provocado pelos atentados terroristas nos Estados Unidos e por reflexos da séria crise econômica por que passa a Argentina. A economia brasileira sofreu os impactos desses acontecimentos e, adicionalmente, da crise no abastecimento de energia elétrica, iniciada já no primeiro semestre do ano.

Como reflexo desta conjuntura, a cotação da moeda norte-americana apresentou elevação relevante ao longo do ano, cujo impacto buscamos minimizar através de instrumentos de *hedge*. Ao final do ano, a alta volatilidade da nossa moeda nos forçou a assumir posições de proteção crescentes, que se tornaram ineficazes no curto prazo. Revimos nossa estratégia de captação de recursos e de *hedge* e optamos por reduzir a nossa exposição à volatilidade cambial, captando recursos no mercado doméstico, pela primeira vez desde a privatização da empresa.

A crise de energia, apesar de ter afetado alguns setores produtivos da economia nacional, nos permitiu colher os frutos de nosso planejamento estratégico de 1995. A partir de 1996, iniciamos investimentos, já concluídos, em geração de energia elétrica, pois buscávamos garantir o abastecimento a custos competitivos. Com a recente crise a estratégia se mostrou ainda mais acertada, já que pudemos não só assegurar a continuidade de fornecimento aos nossos clientes, mas ainda aumentar nossas receitas consolidadas, através da venda dos excedentes de energia elétrica.

Ao mesmo tempo em que superamos os desafios impostos pela adversidade macroeconômica, iniciamos em 2001 uma nova etapa na história da nossa empresa. Conquistamos importantes objetivos, que haviam sido traçados em nosso planejamento estratégico em 2000, no sentido de uma crescente criação de valor nas nossas operações.

Nessa linha, implantamos a nova Diretoria Executiva Comercial, com a criação de unidades de mercado focadas em segmentos industriais específicos. Essas unidades já vêm estabelecendo contatos mais estreitos com nossos clientes, com o objetivo de assegurar o relacionamento de longo prazo. Além disso, iniciamos a nossa internacionalização, através de uma laminadora nos Estados Unidos, maior mercado siderúrgico mundial.

Realizamos com grande êxito duas reformas em nossos principais equipamentos de produção (alto forno e laminador de tiras a quente) e finalizamos a implantação de um sistema de gestão integrado das operações, que nos permitirá elevar a produtividade a um custo decrescente. Estas duas reformas marcaram o fim de um grande ciclo de investimentos para modernização da Usina Presidente Vargas (UPV). Iniciado em 1996, este ciclo envolveu recursos no valor de US$2,2 bilhões e possibilitou a implantação na UPV do "estado das artes" operacional e ambiental.

Após a venda das participações acionárias na Companhia Vale do Rio Doce e na Light, reforçamos o foco de nossa empresa, buscando o crescimento na atividade siderúrgica. Os ganhos obtidos nessas alienações permitiram que distribuíssemos dividendos e juros sobre capital próprio que elevaram significativamente o retorno dos acionistas. Dentro de nossa política de dividendos, aprovada em dezembro de 2000, todo o lucro é passível de distribuição, desde que nossa estratégia empresarial seja preservada, com a garantia do cumprimento das obrigações, a realização dos investimentos necessários e a manutenção de uma boa situação financeira. Deste modo, visando assegurar adequados níveis de retorno ao capital empregado pelos acionistas, estamos em permanente transformação, desenvolvendo projetos que agreguem cada vez mais valor à nossa empresa.

Assim, nos 60 anos da CSN, nos sentimos renovados. Estamos desenvolvendo competências novas para enfrentar um cenário de negócios que se delineia mais competitivo, com elevadas escalas de produção e alterações no fluxo de comércio internacional. Temos consciência dos nossos desafios; no entanto, nossas vantagens competitivas e as estratégias traçadas nos deixam confiantes, pois somos uma empresa cada vez mais eficiente em criar soluções para os clientes, ampliando ainda mais nossa presença num mercado altamente competitivo como o do aço.

Benjamin Steinbruch
Presidente do Conselho

A EMPRESA

A Companhia Siderúrgica Nacional (CSN) mantém posição de liderança no setor siderúrgico brasileiro. Sua origem se identifica com o início da própria industrialização nacional. A ótima combinação de fontes de matéria-prima (minas próprias de minério de ferro de alta qualidade, calcário e dolomito), ferrovias, portos, usina, centros de serviço e de distribuição, além da geração própria de energia, dão à CSN efetiva vantagem competitiva. Os investimentos na constante modernização dos processos produtivos e na preservação do meio ambiente também a posicionam na vanguarda das tendências mundiais do setor.

A CSN é uma importante geradora de soluções para seus clientes, envolvendo uma vasta gama de produtos intimamente ligados ao seu uso final: laminados a quente (para rodas, botijões, chassis), a frio (para utilidades domésticas), folhas metálicas (para embalagens) e chapas zincadas (peças para carroceria de automóveis e perfis para construção civil). Com um atendimento concentrado em segmentos específicos de consumo, através de Unidades de Mercado, a CSN busca adequar com excelência o seu produto às necessidades dos clientes.

AMBIENTE DE NEGÓCIOS

No ano de 2001, vários acontecimentos marcantes nas economias brasileira e internacional tiveram relevante impacto nos resultados e na situação patrimonial da CSN. Se, por um lado, o aumento de 5% no consumo aparente de aços planos se mostrou favorável, a queda na perspectiva de crescimento do PIB (1,5% contra expectativa inicial em torno de 4%) e as conseqüências dos atentados terroristas nos Estados Unidos e da crise argentina trouxeram novos desafios.

Com a incerteza internacional, o primeiro a sofrer foi o câmbio. A forte instabilidade da taxa cambial (a cotação do dólar chegou a R$ 2,80 em 21/9 e fechou em R$ 2,32 em 31/12) impactou nossos resultados financeiros em R$ 1,4 bilhão, já que 96% do endividamento bruto consolidado estava atrelado ao dólar em 31/12/2001. Como conseqüência, optamos por diferir parte do impacto cambial em 2001 - R$ 745,5 milhões, os quais serão amortizados até 2004.

Em termos mundiais, o ritmo da produção siderúrgica se manteve elevado, à semelhança do que ocorreu em 2000. Assim, reduções registradas nos Estados Unidos, Europa e América do Sul foram compensadas por aumentos quase equivalentes em outras regiões, notadamente na Ásia. Os preços internacionais registraram redução de 37%, se compararmos as médias do primeiro semestre de 2000 e do segundo semestre de 2001. As reduções de produção observadas em diversos países no final de 2001 levaram vários especialistas do setor a identificar potencial de crescimento dos preços, a partir do segundo semestre de 2002.

Preço de Laminados a Quente – Mercado Internacional
US$/ t métrica – Preço FOB

1s00	2s00	1s01	2s01
324	260	213	205

Fonte: Metal Bulletin

Apesar dos efeitos adversos para a economia do país, a crise de energia que o Brasil enfrentou em 2001 gerou cerca de R$ 545 milhões em receitas líquidas adicionais para a

CSN, provenientes da venda de excedentes de energia elétrica ao mercado. Por outro lado, diversos setores produtivos foram fortemente atingidos - entre os quais o de utilidades domésticas, um de nossos principais segmentos de mercado.

DESEMPENHO OPERACIONAL E FINANCEIRO

Produção e Custo

Como conseqüência das reformas dos equipamentos de produção - Alto-Forno nº 3 (AF-3) e Laminador de Tiras a Quente nº 2 (LTQ-2) – em 2001 produzimos 4,0 milhões de toneladas de aço bruto e 4,1 milhões de toneladas de laminados (medidas nas saídas do lingotamento contínuo e do laminador de tiras a quente, respectivamente, o que difere da entrada em estoque, em decorrência das perdas normais do processo). Comparadas ao ano anterior, a produção de aço bruto caiu 0,7 milhão de toneladas e a de laminados 0,5 milhão de toneladas. Por outro lado, a alta produtividade do alto forno após a reforma vem proporcionando ganhos de escala e menor utilização de sucata externa na aciaria. Adicionalmente, a capacidade nominal de produção ao ano da CSN foi aumentada, em 2002, para 5,4 milhões de toneladas de aço bruto e para 5,1 milhões de toneladas de laminados. Ao final de 2002 está capacidade chegará a 5,8 milhões de toneladas de aço bruto e 5,4 milhões de toneladas de laminados.

A produtividade média, apurada por tonelada de aço bruto por homem/ano, cresceu 19% nos últimos cinco anos. Este crescimento reflete o esforço de redução de custos, reestruturação interna e os investimentos feitos nesse período com o objetivo de otimização de processos e agregação de valor aos produtos. Em 2001, a queda registrada é conseqüência da menor produção de aço bruto devido à reforma do AF-3.


621
683
701
646
1997
1998
1999
2000
2001
Produção de Aço Bruto
Produtividade (t/h/ano)

Na análise da composição dos custos totais de produção, destacamos a maior participação da placa adquirida, devido à parada do AF-3, a redução no consumo de energia elétrica fornecida pela Light, em razão do maior suprimento pela Central de co-Geração Termoelétrica (CTE) e, finalmente, uma queda no percentual dos gastos gerais de fabricação, sobretudo os referentes à manutenção.

Composição do Custo Total de Produção


2000
18%
34%
25%
1%
13%
9%
Matéria-prima
Placa adquirida
Mão-de-obra
Energia e Combustíveis
Custos Gerais
Depreciação
2001
17%
34%
20%
11%
6%
12%

Vendas, Receita e Custo dos Produtos Vendidos

O volume vendido de produtos laminados e semi-acabados (placas) em 2001 foi de 4 milhões de toneladas, 0,3 milhão a menos que em 2000, queda concentrada nas exportações de laminados a quente. O volume vendido no mercado interno foi superior em 13 mil toneladas, apesar da retração no mercado devido ao racionamento de energia e das reformas do LTQ-2 e do AF-3. Durante o período de obras e da retomada de operação do laminador houve uma menor disponibilidade de produtos acabados para a venda, o que ocasionou perda temporária de nossa participação em alguns mercados, porém com recuperação progressiva nos últimos meses do ano.

A receita líquida totalizou R$ 3,3 bilhões, em linha com o ano anterior – a queda no volume foi compensada pelos maiores preços praticados e pelo melhor *mix (Ver Nota Explicativa – NE - nº19).* O aumento de preços, somado ao ganho com a desvalorização do real sobre a receita com exportações, respondem por uma melhora de R$ 256,4 milhões no lucro bruto. Adicionalmente, tivemos um *mix* de vendas de laminados de maior valor agregado, em função da participação de 44% de produtos revestidos, contra 42% em 2000, e da maior concentração no mercado interno.

Composição das Vendas no Mercado Interno por Unidade de Mercado


2000 – 3.259 mil t
13%
11%
17%
19%
40%
Automotivo
Construção Civil
Linha Branca e OEM
Embalagens
Grande Rede
2001 – 3.272 mil t
17%
11%
16%
20%
36%

Ainda no mercado interno, destacamos uma menor venda para o setor de grande rede, que foi compensada pelo maior atendimento ao setor automotivo. Nos dois casos estão refletidas transações comerciais com empresas do grupo CSN – Indústria Nacional de Aços Laminados – INAL S.A. (Inal) e GalvaSud S.A. (GalvaSud), respectivamente. Com relação à Inal, o menor volume foi decorrente da decisão de reduzir seus níveis de estoque. Já no caso da GalvaSud - empresa produtora de galvanizados voltada para o setor automotivo - esta variação reflete o início de sua operação comercial no primeiro trimestre de 2001.

Composição das Vendas no Mercado Externo por Região


2000 – 1.062 mil t
11%
24%
19%
27%
19%
Nafta
América Latina
Europa
Ásia
Outros
2001 – 711 mil t
8%
38%
19%
20%
15%

Ao final de 2001, voltamos a realizar exportação de placas, principalmente para os Estados Unidos e México, respondendo pelo aumento da participação do Nafta em nossas exportações. Com a maior produção proporcionada pelo AF-3, geramos um excedente desse produto que deverá continuar sendo absorvido pelo mercado externo, em linha com a estratégia de longo prazo da companhia.

O Custo dos Produtos Vendidos (CPV) totalizou R$ 2,1 bilhões, superior em R$ 106 milhões ao de 2000. Apesar de termos vendido menos, sofremos os efeitos das grandes reformas e da alta do dólar *(Ver NE nº19)*. Nossa menor produção, afetada principalmente pela parada dos equipamentos, levou a uma menor diluição de custos fixos, com efeito negativo estimado em R$ 78 milhões no custo dos produtos vendidos. Além disso, de modo a suprir as linhas de laminação durante a reforma do AF-3, foi necessário o consumo de placas externas, a custo superior ao interno. Em 2001 foram consumidas 571 mil t destas placas, contra 50 mil t em 2000. O custo adicional dessas placas, associado ao aumento dos preços de carvão, responderam por desvios negativos, parcialmente compensados por efeitos positivos do menor consumo de matérias-primas e da redução de *fuel rate* nos altos-fornos, sendo o efeito líquido estimado em R$ 28 milhões no custo dos produtos vendidos. O aumento de R$106 milhões representou um impacto de R$ 87 milhões no EBITDA, em relação àquele ano.

Registramos em 2001 um lucro bruto de R$ 1,2 bilhão, 5% abaixo do alcançado em 2000, em conseqüência do explicado anteriormente. A margem bruta da CSN foi de 36%, menor em 2,4 pontos percentuais (p.p.) em relação ao ano anterior.

Receitas e Despesas Operacionais

Nas despesas com vendas ajustamos a provisão para devedores duvidosos em função da melhor base de créditos, o que favoreceu o resultado operacional em R$ 29,5 milhões. Tivemos despesas administrativas maiores em R$ 19,2 milhões, em razão do maior pagamento de remuneração variável ao nosso corpo gerencial e do abono concedido a todos os empregados.

Por fim, ressaltamos o ressarcimento, não recorrente, do sinistro do LTF-2 em abril de 2000, que responde por um desvio negativo de R$ 46,9 milhões em relação a 2001.

Resultado Financeiro

O resultado financeiro (receita financeira menos despesa financeira e variação monetária/cambial líquida) foi negativo em R$ 890,0 milhões em 2001, R$ 316,6 milhões pior que o ano anterior, essencialmente em razão do comportamento da taxa de câmbio nesse período. A cotação do dólar fechou o ano em R$ 2,32, com uma variação cambial acumulada de 18,7%. Até junho já tínhamos acumulado uma perda cambial de cerca de R$ 1 bilhão referente ao principal da dívida em moeda estrangeira. Frente a este cenário e à perspectiva de desvalorização contínua da moeda nacional, decidimos aumentar nossa proteção cambial através de operações com derivativos. Esta estratégia demonstrou ser eficaz até outubro, quando a cotação do dólar fechou a R$ 2,71. A queda na taxa de câmbio em novembro e dezembro, no entanto, reverteu os ganhos conquistados com as aplicações financeiras até então. *(Ver NE nº21)*
A exemplo do ocorrido em 1999, foi permitido às companhias abertas diferir eventuais perdas decorrentes da desvalorização do real, por um prazo máximo de 4 anos. Optamos pelo diferimento, conforme as Deliberações CVM nºs 404/01 e 409/01, e registramos um

saldo de R$ 494,3 milhões em 31/12/2001, líquido dos efeitos fiscais, que será amortizado até 2004. Adicionalmente, apresentávamos um saldo remanescente nesta mesma data de R$ 70,9 milhões, também líquido, referente ao diferido registrado em 1999 conforme a Deliberação CVM nº 294/99. Em 2001 totalizamos uma amortização de R$ 739,3 milhões, referente a ambos os diferimentos. *(Ver NE nº12)*

Resultado das Participações Societárias

Na comparação com 2000 a queda de R$ 939,5 milhões no resultado de equivalência patrimonial é fruto, principalmente, do ganho de R$ 1,2 bilhão na alienação de participações na Light – Serviços de Eletricidade S.A (Light) e Valepar S.A. (Valepar) por subsidiárias integrais naquele ano. Este efeito foi parcialmente compensado pelo lucro com a venda de energia elétrica em 2001, através da CSN Energia S.A (CSN Energia), controlada da CSN. Mesmo com o racionamento, nossos investimentos estratégicos no setor de energia elétrica, ao longo dos últimos anos, garantiram não apenas o suprimento da UPV, como também permitiram a geração de excedentes desse insumo, com um impacto positivo de R$ 376 milhões no resultado de equivalência patrimonial, em relação a 2000. *(Ver NE nº10)*

A alta do dólar foi outro item que influenciou o resultado de equivalência. No conjunto das coligadas e controladas, este efeito foi favorável, uma vez que a conversão dos saldos dos investimentos em dólar (empresas *offshore*) gerou um ganho de variação cambial superior às perdas registradas por investidas nacionais que detêm passivos expostos à moeda norte-americana. Podemos destacar, neste último caso, as empresas CSN Indústria de Aços Revestidos S.A (CISA) e MRS Logística S.A. (MRS), ambas com endividamento relacionado aos seus planos de investimentos.

Imposto de Renda e Contribuição Social

Uma maior deliberação de juros sobre o capital próprio em 2000 proporcionou um crédito superior em R$ 200,5 milhões de imposto de renda e contribuição social sobre o lucro em relação a 2001.

Destacamos também um impacto negativo no valor de R$ 177,8 milhões relativo à despesa, em 2001, de imposto de renda e contribuição social sobre lucros acumulados em subsidiárias no exterior. Esse impacto foi parcialmente compensado pela base de cálculo reduzida, em face do menor resultado do ano. *(Ver NE nº8)*

Lucro Líquido e EBITDA

Alcançamos um lucro líquido de R$ 296 milhões em 2001, resultado impactado negativamente pelas flutuações do dólar ao longo do ano, principalmente no último trimestre.


EBITDA (R$ milhões)
Margem EBITDA (%)
33
35
39
40
39
836
857
1.297
1.272
1997
1988
1999
2000
2001

Na comparação com 2000, ano em que atingimos um lucro recorde de R$ 1,6 bilhão, a queda do resultado deve-se, principalmente, ao ganho não recorrente com a venda das participações na Light e

Valepar, naquele ano.

Apesar dos efeitos das grandes reformas do AF-3 e do LTQ-2, o EBITDA, indicador da geração operacional de caixa, atingiu mais uma vez a marca de R$ 1,3 bilhão, correspondendo a 39% da receita líquida – uma das margens mais elevadas do setor. *(Ver NE nº24)*

Destinação de Resultados

Para o exercício social findo em 31 de dezembro de 2001, a proposta para a destinação dos resultados, ajustados pela realização da reserva de reavaliação, é a seguinte: retenção de R$ 186,4 milhões, sendo R$ 14,8 milhões para constituição de reserva legal e R$ 171,6 milhões para a reserva de investimentos, e a proposição de juros sobre capital próprio no valor de R$ 90 milhões, adicionais aos R$ 130 milhões deliberados e pagos em junho de 2001, totalizando R$ 220 milhões a serem atribuídos ao dividendo mínimo obrigatório.

Valor Adicionado

Em 2001 o valor adicionado totalizou R$ 2,5 bilhões *(ver NE nº23)*, apresentando uma distribuição diferente em relação a 2000, principalmente devido à deliberação expressiva de dividendos e juros sobre o capital próprio, proporcionada pelo lucro recorde daquele ano.


2000
10%
10%
23%
33%
24%
Pessoal e encargos
Impostos, taxas e contribuições
Juros e variação cambial
Juros sobre capital próprio / dividendos
Lucros retidos / prejuízos do exercício
2001
9%
3%
15%
40%
33%

Consolidado

Receita Líquida

A receita líquida consolidada em 2001 alcançou R$ 4,0 bilhões, R$ 698,2 milhões acima do registrado na controladora. Esta variação é principalmente explicada pela venda de excedentes de energia, realizada pela CSN Energia, no montante de R$ 545 milhões.

No consolidado, a participação de revestidos sobre o total das vendas de laminados foi de 46%, 2 p.p. acima do atingido pela Controladora. Esta diferença deve-se ao fato de que a GalvaSud compra laminados a frio da CSN para produção e venda de zincados.

Lucro Líquido e EBITDA

Em 2001 apuramos um lucro líquido consolidado de R$ 299,8 milhões, em linha com o resultado da Controladora, porém menor em R$ 1,5 bilhão em relação a 2000. Esta queda reflete, essencialmente, a variação do lucro líquido na Controladora explicada anteriormente.

O EBITDA consolidado, por sua vez, atingiu R$ 1,7 bilhão em 2001, com uma margem de 43% sobre a receita líquida. Este valor supera o EBITDA da Controladora em R$ 426,5 milhões, como efeito principal do resultado com a venda de energia elétrica pela CSN Energia. Pelo mesmo motivo, o EBITDA consolidado melhorou R$ 369 milhões em comparação a 2000. *(Ver NE nº24)*

Endividamento Líquido

A dívida líquida consolidada de R$ 4,9 bilhões (US$ 2,1 bilhões) em dezembro de 2001, foi superior em R$ 1,1 bilhão em relação à posição ao final de 2000. Este acréscimo tem como principal justificativa a correção do principal exposto à moeda norte-americana, cuja cotação aumentou R$ 0,365 em 2001, além da redução do saldo do caixa.

O fluxo de caixa líquido consolidado em 2001 foi de R$ 705,2 milhões negativos, totalizando um saldo ao final do ano de R$ 660,4 milhões. Destacamos como principais movimentações a entrada de R$ 3,3 bilhões referentes à liquidação financeira da venda de ações da Light e Valepar, e o pagamento de R$ 2,8 bilhões entre dividendos e juros sobre o capital próprio (referentes à deliberações em 2001 e 2000).

Outros itens relevantes na redução do caixa foram os expressivos investimentos que realizamos neste ano, concentrados nas reformas no AF-3 e LTQ-2, e os recursos disponibilizados para a recompra de US$ 287 milhões de *Euronotes* pela CSN Iron S.A. (Iron), em junho, e para a liquidação de securitização de US$109 milhões, em fevereiro.

Ressaltamos ainda as captações, em *US Commercial Papers,* de US$ 250 milhões em abril e de US$ 220 milhões em outubro, em substituição aos *Commercial Papers* de US$ 250 milhões e US$ 300 milhões liquidados em abril e agosto, respectivamente.

Composição do Endividamento Consolidado (R$ milhões)

	2000	2001
Curto Prazo	2.086	2.729
Moeda Nacional	66	67
Moeda Estrangeira	2.020	2.662
Longo Prazo	3.072	2.842
Moeda Nacional	160	175
Moeda Estrangeira	2.912	2.667
Dívida Bruta Total	5.158	5.571
Caixa e Disponibilidades (Circulante + Realiz. LP)	1.366	671
Dívida Líquida	3.792	4.900

Tabela 1: Indicadores de Desempenho – Controladora

	Unidade	1997	1998	1999	2000	2001
Operacionais						
Produção de aço bruto	t mil	4.793	4.705	4.846	4.782	4.048
Volume vendido (produtos de aço)	t mil	4.538	4.064	4.545	4.311	3.983
Número de empregados		10.995	9.829	9.343	9.302	9.179
Produtividade operacional	t/h/a	542	621	683	701	646
Estoques de produtos acabados	t mil	250	259	273	333	354
Financeiros						
Receita bruta	R$ mm	3.011	2.875	3.355	3.913	4.010
Receita líquida	R$ mm	2.556	2.425	2.807	3.239	3.284
EBITDA	R$ mm	836	857	1.101	1.297	1.272
Margem EBITDA	%	33	35	39	40	39
Lucro bruto	R$ mm	881	927	1.063	1.257	1.196
Margem bruta	%	34	38	38	39	36
Lucro líquido	R$ mm	450	464	332	1.640	296
Margem líquida	%	18	19	12	51	9
Lucro por ação	R$/mil ações	6	6	5	23	4
Dividendos e JCP (deliberados/ propostos)	R$ mm	236	246	243	1.918	220
Retorno sobre patrimônio líquido (ROE)	%	10	10	6	29	6
EBITDA por despesa financeira		2,6	2,5	1,4	1,6	2,4
Dívida líquida por EBITDA		1,4	1,6	2,0	2,7	4,2
Dívida líquida sobre patrimônio líquido	%	27	30	38	61	102
Valor adicionado	R$ mm	n.d.	n.d.	2.095	3.750	2.467
Mercado						
Cotação da ação – fechamento *	R$/mil ações	12,13	12,32	34,15	30,70	36,50
Valor de mercado*	R$ mm	913	884	2.450	2.202	2.618

* série ajustada por dividendos/juros sobre capital próprio

INVESTIMENTOS

O ano de 2001 foi muito significativo em termos de investimentos. No período, concluímos uma importante etapa da modernização da Usina Presidente Vargas (UPV), com a reforma do AF-3 e a modernização do LTQ-2 - obras vultosas que envolveram 7 mil trabalhadores.

Na reforma do AF-3, realizada em 97 dias, foram feitas alterações estruturais com base em novas tecnologias de resfriamento e na aplicação de refratários menores. Com o aumento de volume interno, o novo alto-forno passou a apresentar uma capacidade nominal expandida para produção de ferro-gusa que permitirá alcançarmos, até o final de 2002, a capacidade efetiva de 5,8 milhões de toneladas de aço bruto por ano. Os investimentos nesse empreendimento totalizaram R$ 395 milhões, dos quais R$ 219 milhões em 2001. A vida útil mínima prevista para o equipamento é de 20 anos.

Durante o período de reforma do AF-3 foi também realizada a completa modernização do LTQ-2, em 22 dias. As novas tecnologias introduzidas permitem que os produtos atinjam melhores características dimensionais e de forma, com vistas a atender às mais exigentes especificações dos clientes. Além disso, todo o controle de produção foi digitalizado, o que elevará a capacidade efetiva de 5 para 5,4 milhões de toneladas. A CSN destinou para esse empreendimento R$ 321 milhões (R$ 257 milhões em 2001).

Com recursos próprios e o apoio de consultorias internacionais e entidades de desenvolvimento tecnológico do país investimos, em 2001, R$ 6,6 milhões em pesquisa e desenvolvimento.

O ano também foi marcado pela implantação do sistema integrado de planejamento e controle da produção. Em 1999 iniciamos a primeira fase do projeto, com os módulos financeiros, de vendas e de administração de materiais do SAP® R/3. A segunda fase – Projeto SIGA PP (Planejamento da Produção) - foi implantada em julho de 2001. Os objetivos da implantação do sistema, objeto de um investimento de R$ 55 milhões, foram: viabilizar um modelo integrado de negócio com orientação para gestão de processos, possibilitar maior aderência e agilidade diante das demandas da empresa e atualizar o parque de hardware e solução de software. A CSN foi uma das primeiras empresas no mundo a implantar e operar um sistema de tal porte sem interromper o seu processo produtivo.

Outros dois projetos de grande importância tiveram início em 2001 e têm previsão de conclusão, ainda que parcial, em 2002: Cadeia Logística e *e-business*. O Projeto Cadeia Logística tem como objetivos principais elevar o nível de atendimento aos clientes e integrar a logística externa da CSN com suas coligadas, clientes e fornecedores. Até o momento, o investimento chegou a R$ 7,6 milhões. A estimativa preliminar aponta uma redução aproximada de 5% em nossos custos unitários de transporte. Com o projeto *e-business*, pretendemos automatizar todo o nosso processo de compras e iniciar o processo de automação das vendas, priorizando as realizadas pela nossa rede de distribuição. A estimativa de redução de custos a partir do terceiro ano é de cerca de R$ 9 milhões por ano.

RISCOS E DESAFIOS

- Exposição cambial

O sistema de câmbio flutuante em vigor no Brasil e o fato de que 96% do nosso endividamento consolidado em 31 de Dezembro de 2001 era em moeda estrangeira, implicam numa substancial exposição ao risco de variação cambial, que pode ter um efeito adverso sobre o resultado financeiro líquido e sobre a situação patrimonial da empresa, dependendo da trajetória da taxa de câmbio.

Para reduzir essa exposição realizamos operações de *hedge* financeiro, utilizando opções de compra e venda futura de moedas, além de *swaps* cambiais. Algumas dessas operações, no entanto, tiveram impacto financeiro negativo; visto que as transações de *hedge* também estão sujeitas ao risco cambial e que, no quarto trimestre de 2001, houve uma valorização do real em relação ao dólar.

Em função disso, decidimos aumentar a participação das captações em reais, já a partir do início de 2002. Em 1º de março deste ano colocamos no mercado brasileiro R$ 690 milhões em debêntures.

Além disso, por ser a maior exportadora do estado do Rio de Janeiro, a CSN conta também com receitas de exportação como uma proteção natural contra parte do impacto cambial. Em 2001, essas receitas corresponderam a R$ 463,1 milhões - 12% de nosso faturamento bruto total. Cerca de 30% do nosso custo-caixa de produção é exposto ao risco cambial.

- Riscos de preços de matéria-prima

As principais matérias-primas utilizadas pela CSN na produção de aço são o minério de ferro, o carvão (com o qual é produzido o coque, combustível e redutor de minério), o calcário, o dolomito, o manganês, o zinco, o estanho e o alumínio.

O minério de ferro, o calcário e o dolomito são obtidos a partir das minas próprias da CSN, localizadas em Minas Gerais. Todo o carvão é importado e, devido à natureza cíclica dessa indústria, o preço e as quantidades estipuladas nos contratos internacionais são negociados anualmente. Isso significa que os custos variam ano a ano. Em 2001, os contratos de importação de carvão registraram um aumento médio de 38,5%, em dólar, o que afetou negativamente o custo de operação. Tal efeito, entretanto, foi atenuado pelo exercício de todas as opções de compra de carvão previamente contratadas, com valores fixados antes do aumento de preços.

Apesar de a CSN adquirir zinco, estanho, manganês e alumínio de fornecedores nacionais, esses insumos são referenciados em dólar.

- Risco regulatório

Mercado externo/EUA: Em resposta à crescente produção mundial de aço, com a conseqüente depreciação dos preços no mercado internacional, países que representam importantes mercados importadores vêm adotando ações protecionistas, como Antidumping ("AD") e Medidas Compensatórias ("CVD"), que têm, e possivelmente continuarão a ter, efeito adverso sobre a empresa.

Em 5 de março de 2002 o Presidente dos EUA tornou pública sua decisão sobre o processo de salvaguarda (Seção 201 da lei comercial norte-americana) que vinha sendo conduzido pela *International Trade Commission* (ITC). O Presidente decidiu estabelecer medidas de proteção à indústria siderúrgica dos Estados Unidos, válidas inicialmente por três anos, a partir de 20 de março de 2002. Para os produtos de interesse da CSN foram estabelecidos dois tipos de proteção ao mercado doméstico norte-americano: (i) para as importações de produtos laminados planos, à exceção de folha de flandres, haverá uma sobretaxa de 30% no primeiro ano, de 24% no segundo ano e de 18% no terceiro ano; (ii) para as placas de aço foram estabelecidas quotas de importação de 4,9 milhões de toneladas no primeiro ano, de 5,35 milhões de toneladas no segundo ano e de 5,81 milhões de toneladas no terceiro ano. As exportações de placas que excederem essas quotas sofrerão a mesma taxação dos laminados planos. As importações de produtos siderúrgicos provenientes do México e Canadá, países membros do NAFTA, bem como de Israel, Jordânia e de alguns países em desenvolvimento cujas exportações para os EUA foram historicamente pequenas, foram excluídas das restrições anunciadas. No caso das placas de aço, o Brasil, maior exportador para os EUA, receberá 52% das quotas acima mencionadas, um volume que é igual ao de nosso recorde de exportação para esse mercado, registrado em 1999.

As medidas anunciadas dificultam as importações de produtos planos nos EUA e poderiam restringir o volume de placas que o Brasil e a CSN, graças à sua grande competitividade de custo, exportam para aquele país. Já estão em curso, porém, negociações sobre a quota de placas brasileiras que poderiam trazer resultados mais positivos para o cenário atual. No caso dos produtos laminados, os EUA respondem por cerca de 15% das exportações totais da CSN.

Venda de energia: O mercado atacadista de energia elétrica no Brasil é regulado pelo governo brasileiro, com poderes para afetar o volume disponibilizado, o acesso pelos consumidores, o preço efetivo praticado, o prazo de recebimento e a oferta de energia excedente. A liquidação financeira das transações nesse mercado também pode vir a ser afetada pelas decisões da Câmara de Gestão de Energia e pela ANEEL, agência reguladora no Brasil. Investimos em geração termo e hidrelétrica que geraram excedentes de energia elétrica, comercializados no mercado de energia ao longo de 2001.

- Internacionalização

Como parte da estratégia de exploração de outros mercados para uma potencial expansão, em junho de 2001, obtivemos o direito de adquirir ativos e obrigações da Heartland Steel Inc., uma usina de processamento de aço laminado, em Terre Haute,

Indiana. Em 16 de julho de 2001, cedemos esse direito a uma companhia de responsabilidade limitada (LLC). Deveremos adquirir as quotas da LLC no prazo de dois anos. Além disso, esperamos que as instalações sejam integradas através da construção ou compra de um laminador de tiras a quente. Esse equipamento, se adquirido, proporcionará vantagens adicionais de custo, na medida em que preencherá a etapa necessária entre placa e laminação a frio e, dessa forma, permitirá melhores margens na comercialização de produtos de maior valor agregado no mercado norte-americano.

FOCO NO CLIENTE

Criadas em dezembro de 2000, as Unidades de Mercado de Embalagem, Construção Civil, Automotivo, Linha Branca & OEM (*Original Equipment Manufacturers*) e Grande Rede (distribuição) obtiveram, em seu primeiro ano de funcionamento, inúmeros avanços no sentido de estreitar o relacionamento com os clientes e consolidar a posição da CSN nesses segmentos.

Na Unidade de Mercado Automotivo implantamos o fornecimento "Just In Time" para algumas montadoras, por meio de filiais situadas em São Paulo e em Betim/MG. A partir da redução do *lead time* (tempo de entrega), ocorreram benefícios na qualidade de atendimento aos clientes e reduções em seus níveis de estoque. Além disso, foi consolidada a presença da GalvaSud, *joint venture* com a Thyssen-Krupp Stahl AG, na qual a CSN detém 51% do capital social, no mercado automotivo, viabilizada pelas certificações ISO 9001 e QS 9000 obtidas ao longo de 2001.

A captação de novos clientes foi um ponto marcante da Unidade de Mercado Construção Civil, em função do crescimento dos mercados de coberturas e painéis termo-acústicos em aço. Vale ressaltar, ainda, a intensificação da utilização do sistema construtivo em aço CSN na construção de casas, galpões e estabelecimentos comerciais. Foram construídas cerca de 130 unidades - um crescimento de 40% em volume, em relação a 2000. Destaca-se ainda o início das operações, em janeiro, do centro de serviços da CISA. Em setembro, as linhas de corte longitudinal e transversal atingiram o ritmo de sua capacidade nominal, ou seja, 60 mil e 35 mil toneladas anuais, respectivamente.

Na Unidade de Mercado Embalagens a CSN teve uma atuação mais ativa junto à cadeia produtiva. Isso possibilitou a introdução da embalagem de aço em novas aplicações industriais, tais como: café solúvel, óleo de canola e ração seca.

Na Unidade de Mercado Linha Branca & OEM foram implementadas as atividades de engenharia simultânea junto aos clientes, com a atuação de engenheiros residentes nas instalações industriais dos clientes e o sistema "Just In Time" de fornecimento. O centro de serviços da CISA também fornece soluções nesse segmento industrial.

Um importante marco alcançado em 2001 foi o mapeamento do destino final dos produtos vendidos pela CSN, através dos distribuidores, clientes da Unidade de Mercado Grande Rede. Este sistema permitirá conhecer as necessidades do consumidor final e estabelecer um relacionamento mais estreito com o mesmo. Destacamos também a inauguração da filial da CSN no Paraná, junto à CISA, que passou a atender com maior agilidade e proximidade os clientes estratégicos da região sul do País. Essa Unidade abrange, ainda, as atividades da Inal, controlada da CSN e segunda maior distribuidora de aços do Brasil. A Inal optou, em 2001, por transferir sua carteira de exportações para a CSN e concentrou todo o seu foco no mercado doméstico.

INFRA-ESTRUTURA

- <u>Logística</u>

Em 2001, pelo quarto ano consecutivo desde o seu arrendamento, o Terminal de Carvão do Porto de Sepetiba (Tecar) atingiu o seu principal objetivo: reduzir o custo efetivo de movimentação de carvão e coque para a CSN. Isso foi possível graças ao melhor desempenho de suas atividades operacionais e ao incremento da prestação de serviços a clientes. Foram descarregadas 3,2 milhões de toneladas de carvão para uso da CSN, além de 1,2 milhão de toneladas de cargas para clientes diversos. Para 2002, além do permanente desafio de racionalização de custos, a expectativa é de diversificação das cargas e de um aumento de 20% no volume descarregado.

Sepetiba Tecon S.A. (Tecon), na qual a CSN possui participação direta e indireta de 50% e a CVRD os outros 50%, iniciou a implantação e o funcionamento de seus dois portêineres post-panamax no terminal de contêineres. Além de contêineres, o Tecon movimenta produtos siderúrgicos, veículos e outras cargas gerais. A CSN vem consolidando o escoamento de suas vendas externas por intermédio desse terminal. Em 2001 escoamos por ele 465 mil toneladas, ou 65% do volume total exportado.

A MRS, ferrovia que passa pelos estados de Minas Gerais, Rio de Janeiro e São Paulo, e na qual temos uma participação de 32%, registrou mais uma vez volume recorde de carga transportada: 69 milhões de toneladas em 2001. A MRS é de vital importância na cadeia logística da CSN, pois leva até a Usina Presidente Vargas, em Volta Redonda, todo o minério de ferro de Casa de Pedra, assim como o carvão e o coque importados pelo Porto de Sepetiba. Além disso, a MRS também interliga a Usina ao porto do Rio de Janeiro e a importantes mercados da região Sudeste. Em 2001, a CSN transportou pela MRS cerca de 11 milhões de toneladas de matéria-prima e produtos finais, o que representa 16% do volume total transportado pela ferrovia.

Cerca de 53% de nosso volume vendido em 2001 foi feito via modal ferroviário. Considerando apenas a carga direcionada ao mercado externo, este número é ainda mais relevante: 97%. O escoamento de nossos produtos para clientes domésticos via ferrovia superou 40% do total em 2001, o que representa mais que o dobro do percentual de 1999, conforme se observa na tabela abaixo:

% do Total das Vendas Escoadas por Ferrovias


19%
25%
41%
88%
99%
97%
43%
48%
53%
1999
2000
2001
MI
ME
MI+ME

- <u>Energia</u>

Além da implantação da CTE, em operação desde dezembro de 1999, a CSN detém participação em dois empreendimentos de geração de energia hidrelétrica: as usinas de Itá e Igarapava, e ainda mantém um contrato de compra de eletricidade com a Light até dezembro de 2005, da qual adquire parte da energia que consome, na condição de "consumidora cativa" daquela concessionária, estando sujeita, portanto, a tarifas reguladas pelo poder concedente.

Os excedentes de geração de energia elétrica são vendidos pela CSN Energia, controlada da Companhia responsável pela comercialização de energia, através de contratos bilaterais e no mercado de curto prazo, no âmbito do Mercado Atacadista de Energia (MAE).

No período de racionamento de energia, a CSN teve o contrato de fornecimento com a Light reduzido em 20%. No entanto, a CTE compensou essa diminuição, pois gerou não só energia suficiente para o atendimento à Usina, como para a venda de excedentes no mercado. Isso foi possível porque as reformas realizadas na Usina entre maio e julho contribuíram para reduzir acentuadamente o consumo de energia elétrica nos equipamentos de laminação. Nesse período, parte dos gases siderúrgicos foi substituída por gás natural, como combustível para a CTE. Com isso, a CSN Energia faturou, em 2001, R$ 566 milhões com a comercialização de energia elétrica, dos quais R$ 425 milhões por intermédio do MAE. Isso trouxe uma geração de caixa contábil (EBITDA) de R$ 424,7 milhões.

Dentro da estratégia de focar na siderurgia, decidimos alienar a participação acionária na usina de Itá. Os termos e condições dessa alienação estão sendo negociados e vão contemplar alternativas que visam assegurar o suprimento de energia elétrica da Companhia.

Também em função de sua atuação neste segmento, a CSN foi eleita a empresa do ano pela revista Exame.

- Mineração

A mina de minério de ferro de Casa de Pedra foi uma das primeiras a receber a certificação ISO 14001 no Brasil, no final de 2001. Esse certificado representa a conscientização, controle e ação sobre os impactos que a atividade mineradora causa ao meio ambiente. A mina possui minério de ferro de excelente qualidade, com teor de pureza de até 68%, o que contribui para aumentar a competitividade da CSN, dado o forte impacto no custo final das placas.

Em 2001, 6,1 milhões de toneladas de minério foram destinadas à UPV e 4,3 milhões foram vendidas no mercado nacional. Em 2000, esses números totalizaram 7,2 milhões e 3,9 milhões de toneladas, respectivamente. A Usina recebeu menor volume de minério em função da reforma do AF-3. A produção de fundentes na mina de Arcos foi da ordem de 1,3 milhão de toneladas, com previsão de expansão da capacidade instalada de produção para o próximo ano.

MERCADO DE CAPITAIS

- Desempenho de mercado

Não obstante o fraco desempenho do mercado acionário, evidenciado pela queda de 11,0% no Ibovespa e de 7,1% no Dow Jones Industrial Average, nossas ações na Bovespa – cotadas em lotes de mil ações – apresentaram comportamento muito favorável, valorizando-se em 18,9% ao longo de 2001. Na NYSE, nossos ADRs iniciaram o ano cotados a US$ 20,70 e fecharam o ano valendo US$ 16,12, devido à desvalorização do real e aos efeitos negativos dos atentados de 11 de setembro.

Na Bovespa, registramos um volume médio diário de negociação de mais de 100 milhões de títulos, distribuídos em mais de 26 mil negócios ao longo do ano. Em 2001, a negociação de nossos ADRs representou 34% dos negócios totais realizados com as ações na Bovespa e na NYSE. A participação estrangeira total no capital da CSN em 2001 (tanto via Bovespa como via NYSE) se manteve em 20%.

- Captação de recursos

Em 12 de abril lançamos nosso primeiro programa de *US Commercial Papers* de dois anos, no valor de US$ 250 milhões, a um custo aproximado de 5,9% a.a. Em 17 de outubro foram lançados mais US$ 220 milhões, compostos de uma linha de US$ 140 milhões, com vencimento de um ano e a um custo aproximado de 4,3% a.a., e outra de US$ 80 milhões, com vencimento de dois anos e custo aproximado de 6,2% a.a. Os recursos levantados por essas operações estão sendo integralmente utilizados para financiar e refinanciar operações de comércio exterior. Os baixos custos dessas colocações refletem não somente a queda dos juros internacionais no período, como também o elevado nível de confiança que o mercado financeiro internacional deposita em nossa empresa, mesmo em um período como o atual, de grande volatilidade e complexidade no cenário econômico internacional.

Além disso realizamos, ao longo do segundo trimestre, a segunda oferta pública para recompra dos US$ 600 milhões em *Euronotes* de 9,125%, emitidos por nossa subsidiária integral, Iron, em junho de 1997, com vencimento em 2007. Dos US$ 367 milhões remanescentes, um total de US$ 287 milhões foi recomprado nessa segunda oferta estruturada, a preços bastante atraentes para a empresa.

Mais recentemente, já em 1º de março de 2002, emitimos R$ 690 milhões em debêntures escriturais (não conversíveis em ações) em duas séries, com valor nominal unitário de R$ 10 mil. Tal captação caracteriza nossa intenção de reduzir a exposição cambial do endividamento, buscando o acesso a fontes atrativas de financiamento interno, conforme a nova política de *hedge*.

- Reestruturação societária

Em 15 de março de 2001 foi concluída a liquidação financeira da operação de venda de 32.926.078 ações ordinárias de emissão da Valepar S.A., detidas pela CSN, para a Bradespar S.A., Bradesplan Participações S.A. e Litel Participações S.A. - acionistas que já possuíam, na época, direta ou indiretamente, participação acionária na Valepar S.A. O valor de venda dessa participação foi de R$ 2.569,6 milhões. Por outro lado, a Vicunha Siderurgia adquiriu da Bradespar S.A. e da Caixa de Previdência dos Funcionários do Banco do Brasil - Previ o total das suas participações acionárias na CSN – 17,9% e 13,8%, respectivamente – e ampliou sua participação total na Companhia para 46,5%.

- Governança Corporativa

A CSN vem se destacando por sua transparência, agilidade e qualidade no fornecimento de informações ao mercado de capitais. A ABAMEC Nacional (Associação Brasileira de Analistas do Mercado de Capitais), em reconhecimento ao trabalho que vem sendo feito, agraciou a CSN com o prêmio de Melhor Empresa de Capital Aberto do ano 2000. A empresa tem dedicado esforços ao aprimoramento do nível de transparência adotado, com o desenvolvimento de novas ferramentas via *web*; além disso, está realizando uma importante pesquisa entre os investidores pessoas físicas, com vistas a detalhar estratégia para atrair novos investidores nesse importante segmento da nossa base.

Em 24 de abril de 2001, foi aprovada nas Assembléias Gerais Ordinária e Extraordinária a alteração do Estatuto Social da Companhia, relativa à composição do Conselho de Administração, que passou a ser composto por nove membros (em lugar de onze), entre os quais um é presidente e o outro vice-presidente. O prazo de gestão do Conselho de Administração foi alterado de dois para um ano, sendo permitida a reeleição.

A Diretoria de Auditoria Interna reporta-se diretamente ao Conselho de Administração. Não foi solicitada por nenhum acionista minoritário a instalação do Conselho Fiscal para o exercício de 2001.

GESTÃO DE PESSOAS

Em 2001 procuramos alinhar nossos gestores à missão corporativa da empresa. Com isso, foram dados grandes passos no sentido de aperfeiçoar e capacitar o quadro de colaboradores, preparando-os para vencer desafios diante da conjuntura nacional e das incertezas do cenário econômico global.

A partir da nossa determinação em contar com uma formação mínima de nível secundário para todo o pessoal até 2004, 480 empregados receberam, em 2001, formação no ensino médio (segundo grau), através do Projeto Educar. Foram desenvolvidos, além disso, programas de aperfeiçoamento e reciclagem técnica para técnicos e engenheiros. Foi concluído também em 2001 o primeiro ciclo do programa de MBA Empresarial, em conjunto com a Fundação Dom Cabral, que formou 60 executivos, com objetivo claro de modernização dos sistemas e processos de gestão da empresa. Os investimentos totais foram da ordem de R$ 2,2 milhões.

Em 2002 pretendemos manter a estratégia de investir no desenvolvimento humano, desde o nível operacional até o executivo, pois acreditamos que o capital humano é a matéria-prima mais importante da empresa, e só através dela será possível superar os desafios de crescimento.

Quanto à remuneração, consolidamos o Programa de Remuneração Variável para os Executivos com o objetivo de atrair e reter profissionais de alto desempenho, estimular a cultura de responsabilidade por resultados, alinhando expectativa de recompensas e resultados e aumentando a competitividade do pacote de remuneração da empresa.

Lucro compartilhado

Em seu 4º ano de vigência, o Programa de Participação nos Lucros e Resultados (PLR) confirmou mais uma vez o seu papel de eficiente instrumento de gestão e de motivação de pessoal. Em 2001 o total destinado foi de R$ 31,8 milhões. Em 2000 foram R$ 32,4 milhões. Estes valores representam 2,5% do EBITDA gerado a cada ano.

Previdência Privada

Com um quadro social de quase 25 mil participantes, os benefícios pagos em 2001 pela Caixa Beneficente dos Empregados da CSN (CBS PREVIDÊNCIA) aos 17,1 mil aposentados, beneficiários e empregados em gozo de auxílio-doença ou invalidez atingiram cerca de R$ 92 milhões.

Os canais de atendimento continuaram a apresentar significativa demanda ao longo do ano, e chegaram ao fim do período com aproximadamente 73 mil eventos. Os empréstimos foram a principal razão dos contatos dos participantes com a entidade, representando 30% dos atendimentos no ano, com a liberação de mais de R$ 29 milhões, distribuídos em 8 mil concessões.

O processo interno de modernização da entidade prosseguiu em 2001 com a conclusão da implantação dos principais módulos do sistema integrado de gestão (previdenciário e empréstimos), prevista para o 1.º quadrimestre de 2002. Dessa forma, estão se solidificando as bases para que a entidade estabeleça um sistema de atendimento remoto eficaz e capaz de assistir ao participante a todo momento.

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar - SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção, à época, de 42,5% em 35 anos, pelos participantes, e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário.

Esse equacionamento será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS Previdência e CSN com a SPC, visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial. Em 31 de dezembro de 2001 essa reserva a amortizar era de R$476,1 milhões.

MEIO AMBIENTE

O ano de 2001 consolida uma transformação positiva da CSN no trato com o meio ambiente. Em Volta Redonda, o principal pilar desse processo são as obras realizadas no âmbito do TAC – Termo de Ajustamento de Conduta.

Assinado em 27 de janeiro de 2000 com a FEEMA - Fundação Estadual de Engenharia do Meio Ambiente, a SEMADS - Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável e a PGE - Procuradoria Geral do Estado, o TAC reúne 130 ações de controle ambiental a serem desenvolvidas no período entre a data da sua assinatura e dezembro de 2002. Tais ações garantem o pleno enquadramento das operações da Usina à legislação ambiental. Ao longo de 2000 e 2001, cumprimos os cronogramas acordados dentro das regras de adimplência definidas no TAC.

Em 2001 foram investidos R$ 90 milhões em meio ambiente, que se somam a R$ 113 milhões investidos no ano anterior.

No Tecar, as ações de controle ambiental empreendidas desde 2000 foram consolidadas em um Termo de Compromisso Ambiental, assinado com a FEEMA e a SEMADS em 30 de novembro de 2001. Em Criciúma e Siderópolis, no estado de Santa Catarina, tiveram continuidade ações para remediação de efeitos ambientais das atividades de mineração de carvão descontinuadas na década de 1980.

No que se refere à gestão ambiental, em 2001 foi confirmada pela empresa de auditoria norte-americana ABS a certificação da mina de Casa de Pedra pela norma internacional ISO 14001. As certificações da Usina de Volta Redonda e da GalvaSud estão previstas para 2002.

AÇÃO SOCIAL

A Fundação CSN, que faz parte da estratégia corporativa de responsabilidade social empresarial da CSN, investiu em 2001 R$ 11 milhões em projetos sociais que visam a educação para o trabalho em ensino técnico profissionalizante, meio ambiente e desenvolvimento comunitário. A partir da definição do seu foco - Educação para o Trabalho - a Fundação reavaliou as ações sociais que vinham sendo realizadas, em busca do aperfeiçoamento da aplicação dos projetos desenvolvidos nas comunidades onde atua.

Outro desafio em 2001 foi a identificação de ferramentas de avaliação que pudessem mensurar o desempenho dos projetos, com o objetivo de priorizar investimentos, adequá-los à necessidade do público atingido e viabilizar sua sustentabilidade. A inserção do indivíduo na vida produtiva, a descoberta de novos talentos, a formação de cidadãos e a capacitação profissional nortearam os projetos da Fundação CSN, que priorizam crianças e jovens.

Form DFP
as of December 31, 2001

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04
4 - NIRE		
15910		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR				BOTAFOGO
3 - CEP	4 - MUNICÍPIO			5 - UF
22299-900	RIO DE JANEIRO			RJ
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
021	2586-1500	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
021	2586-1318	-	-	
15 - E-MAIL				
invrel@csn.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
ANTONIO MARY ULRICH				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR				BOTAFOGO
4 - CEP	5 - MUNICÍPIO			6 - UF
22299-900	RIO DE JANEIRO			RJ
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
021	2586-1500	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
021	2586-1318	-	-	
16 - E-MAIL				
invrel@csn.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2001	31/12/2001
2 - Penúltimo	01/01/2000	31/12/2000
3 - Antepenúltimo	01/01/1999	31/12/1999

4 - NOME/RAZÃO SOCIAL DO AUDITOR	5 - CÓDIGO CVM
ARTHUR ANDERSEN S/C	00283-6
6 - NOME DO RESPONSÁVEL TÉCNICO	7 - CPF DO RESP. TÉCNICO
AMAURI FROMENT FERNANDES	174.625.417-34

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/2001	2 31/12/2000	3 31/12/1999
Do Capital Integralizado			
1 - Ordinárias	71.729.261	71.729.261	71.729.261
2 - Preferenciais	0	0	0
3 - Total	71.729.261	71.729.261	71.729.261
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1140200 - Siderurgia
5 - ATIVIDADE PRINCIPAL FABRICAÇÃO, TRANSF. E COMERC. DE PRODUTOS SIDERÚRGICOS
6 - TIPO DE CONSOLIDADO Parcial

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL
01	02.281.836/0001-37	COMPANHIA FERROVIÁRIA DO NORDESTE - CFN
02	00.924.429/0001-75	FERROVIA CENTRO ATLÂNTICA S.A.(FCA)
03	01.417.222/0001-77	MRS LOGÍSTICA S.A.

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	29/12/2000	Juros Sobre Capital Próprio	23/02/2001	ON	0,0046006320
02	RCA	09/03/2001	Juros Sobre Capital Próprio	15/03/2001	ON	0,0139203990
03	RCA	09/03/2001	Dividendo	15/03/2001	ON	0,0082137460
04	RCA	08/06/2001	Juros Sobre Capital Próprio	15/06/2001	ON	0,0018123700
05	RCA	08/06/2001	Dividendo	15/06/2001	ON	0,0098434720

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
26/03/2002	

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
1	Ativo Total	14.333.395	15.477.448	12.259.386
1.01	Ativo Circulante	2.339.563	5.826.247	2.673.610
1.01.01	Disponibilidades	34.702	8.303	13.678
1.01.01.01	Banco conta Movimento	34.683	7.571	13.257
1.01.01.02	Outros	19	732	421
1.01.02	Créditos	655.068	615.619	533.417
1.01.02.01	Mercado Interno	510.244	506.013	485.143
1.01.02.02	Mercado Externo	226.220	262.622	198.356
1.01.02.03	Provisão para Devedores Duvidosos	(81.396)	(153.016)	(150.082)
1.01.03	Estoques	623.606	613.119	494.611
1.01.03.01	Produtos Acabados	169.265	144.498	118.833
1.01.03.02	Produtos em Elaboração	137.054	62.840	92.866
1.01.03.03	Matérias Primas	136.943	202.335	94.240
1.01.03.04	Almoxarifado	148.312	159.895	147.955
1.01.03.05	Importações em Andamento	12.560	40.893	20.123
1.01.03.06	Materiais em Trânsito	19.472	2.658	20.594
1.01.04	Outros	1.026.187	4.589.206	1.631.904
1.01.04.01	Tít. a Receber p/ Venda de Investimento	0	2.961.803	0
1.01.04.02	Títulos e Valores Mobiliários	343.982	1.179.466	1.333.981
1.01.04.03	IRPJ e CSL a compensar	210.598	10.501	113.232
1.01.04.04	Imposto de Renda Diferido	99.098	212.525	79.302
1.01.04.05	Contribuição Social Diferida	35.356	39.028	22.285
1.01.04.06	Dividendos propostos a receber	239.854	0	0
1.01.04.07	Outros II	97.299	185.883	83.104
1.02	Ativo Realizável a Longo Prazo	1.992.100	876.815	1.150.996
1.02.01	Créditos Diversos	52.763	51.554	50.495
1.02.01.01	Empréstimos - ELETROBRÁS	52.763	51.554	50.495
1.02.02	Créditos com Pessoas Ligadas	643.281	215.030	490.828
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	643.281	215.030	490.828
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	1.296.056	610.231	609.673
1.02.03.01	Imposto de Renda Diferido	220.727	61.519	180.691
1.02.03.02	Contribuição Social Diferida	29.595	12.398	59.926
1.02.03.03	Depósitos Judiciais	367.790	301.334	148.624
1.02.03.04	Títulos e Valores a Receber	121.712	40.911	63.254
1.02.03.05	PIS / PASEP a Compensar	137.107	121.025	107.340
1.02.03.06	Arrendamentos	31.081	34.223	34.431
1.02.03.07	Investimentos disponíveis para venda	266.912	0	0
1.02.03.08	Outros	121.132	38.821	15.407
1.03	Ativo Permanente	10.001.732	8.774.386	8.434.780

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2001	4 -31/12/2000	5 -31/12/1999
1.03.01	Investimentos	1.226.066	1.087.497	879.517
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	1.226.066	1.074.777	879.517
1.03.01.03	Outros Investimentos	0	12.720	0
1.03.02	Imobilizado	7.759.471	7.323.104	7.072.775
1.03.02.01	Em Operação Líquido	7.511.190	6.770.862	6.400.357
1.03.02.02	Em Obras	158.340	463.531	583.445
1.03.02.03	Terrenos	89.941	88.711	88.973
1.03.03	Diferido	1.016.195	363.785	462.488

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
2	Passivo Total	14.333.395	15.477.448	12.259.386
2.01	Passivo Circulante	3.621.155	4.018.865	1.854.124
2.01.01	Empréstimos e Financiamentos	2.506.780	1.220.400	1.158.585
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	364.662	471.303	256.804
2.01.04	Impostos, Taxas e Contribuições	350.625	263.303	202.632
2.01.04.01	Salários e Contribuições Sociais	55.149	46.984	38.996
2.01.04.02	Tributos a Recolher	98.627	86.869	56.514
2.01.04.03	Imposto de Renda Diferido	138.027	85.563	56.865
2.01.04.04	Contribuição Social Diferida	58.822	30.802	20.471
2.01.04.05	Tributos e Obrigações Parceladas	0	13.085	29.786
2.01.05	Dividendos a Pagar	90.397	1.917.745	122.880
2.01.05.01	Juros sobre Capital Próprio Deliberados	397	330.079	70.080
2.01.05.02	Dividendos e JCP Propostos	90.000	1.587.666	52.800
2.01.06	Provisões	18.093	23.190	11.245
2.01.06.01	Trabalhista, Cível e Fiscal	18.093	23.190	11.245
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	290.598	122.924	101.978
2.01.08.01	Outros II	290.598	122.924	101.978
2.02	Passivo Exigível a Longo Prazo	5.559.027	5.712.525	4.373.615
2.02.01	Empréstimos e Financiamentos	3.171.442	3.473.086	2.468.776
2.02.01.01	Empréstimos e Financiamentos	3.171.442	3.473.086	2.468.776
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	1.502.108	1.539.057	1.522.214
2.02.03.01	Trabalhista, Cível, Fiscal e Ambiental	68.615	87.033	84.790
2.02.03.02	Imposto de Renda em Juízo	125.271	125.874	0
2.02.03.03	Contribuição Social em Juízo	93.110	93.175	78.591
2.02.03.04	Imposto de Renda Diferido	920.539	906.599	1.003.552
2.02.03.05	Contribuição Social Diferida	294.573	326.376	355.281
2.02.04	Dívidas com Pessoas Ligadas	696.929	621.561	0
2.02.05	Outros	188.548	78.821	382.625
2.02.05.01	Tributos e Obrigações Parceladas	0	0	10.212
2.02.05.02	Provisão para Perda em Investimentos	4.592	17.127	343.630
2.02.05.03	Outros	183.956	61.694	28.783
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	5.153.213	5.746.058	6.031.647
2.05.01	Capital Social Realizado	1.680.947	1.680.947	1.680.947
2.05.01.01	Ações Ordinárias	1.680.947	1.680.947	1.680.947
2.05.02	Reservas de Capital	1.258	1.258	1.258
2.05.03	Reservas de Reavaliação	2.309.650	2.382.854	2.526.984
2.05.03.01	Ativos Próprios	2.309.413	2.381.303	2.523.723

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2001	4 -31/12/2000	5 -31/12/1999
2.05.03.02	Controladas/Coligadas	237	1.551	3.261
2.05.04	Reservas de Lucro	1.161.358	1.244.209	1.822.458
2.05.04.01	Legal	196.449	181.647	99.630
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	0	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	964.909	1.062.562	1.722.828
2.05.04.07.01	De Investimentos	964.909	1.062.562	1.722.828
2.05.04.07.02	Ações em Tesouraria	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	436.790	0

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
3.01	Receita Bruta de Vendas e/ou Serviços	4.009.805	3.913.373	3.354.991
3.02	Deduções da Receita Bruta	(725.511)	(674.232)	(548.045)
3.03	Receita Líquida de Vendas e/ou Serviços	3.284.294	3.239.141	2.806.946
3.04	Custo de Bens e/ou Serviços Vendidos	(2.088.215)	(1.982.173)	(1.743.776)
3.05	Resultado Bruto	1.196.079	1.256.968	1.063.170
3.06	Despesas/Receitas Operacionais	(905.445)	436.047	(768.228)
3.06.01	Com Vendas	(123.394)	(155.776)	(152.490)
3.06.02	Gerais e Administrativas	(212.297)	(193.121)	(171.404)
3.06.03	Financeiras	(448.123)	(178.800)	232.152
3.06.03.01	Receitas Financeiras	60.495	231.924	565.059
3.06.03.02	Despesas Financeiras	(508.618)	(410.724)	(332.907)
3.06.04	Outras Receitas Operacionais	33.607	74.423	79.270
3.06.05	Outras Despesas Operacionais	(634.461)	(529.380)	(543.460)
3.06.05.01	Outras Despesas Operacionais	(192.582)	(134.821)	(97.821)
3.06.05.02	Variação Monet. e Cambial Ativa/Passiva	297.401	(220.780)	(310.551)
3.06.05.04	Amortização variação cambial	(739.280)	(173.779)	(135.088)
3.06.06	Resultado da Equivalência Patrimonial	479.223	1.418.701	(212.296)
3.07	Resultado Operacional	290.634	1.693.015	294.942
3.08	Resultado Não Operacional	(4.279)	58.356	62.847
3.08.01	Receitas	586	98.414	70.263
3.08.02	Despesas	(4.865)	(40.058)	(7.416)
3.09	Resultado Antes Tributação/Participações	286.355	1.751.371	357.789
3.10	Provisão para IR e Contribuição Social	9.685	(111.035)	(25.865)
3.11	IR Diferido	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	296.040	1.640.336	331.924
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	71.729.261	71.729.261	71.729.261
	LUCRO POR AÇÃO	0,00413	0,02287	0,00463
	PREJUÍZO POR AÇÃO			

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
4.01	Origens	1.879.247	4.593.491	2.095.337
4.01.01	Das Operações	595.555	2.127.417	1.348.590
4.01.01.01	Lucro/Prejuízo do Exercício	296.040	1.640.336	331.924
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	299.515	487.081	1.016.666
4.01.01.02.01	Variações Monet. e Cambiais a L.Prazo	(452.539)	181.710	87.914
4.01.01.02.02	Resultado de Participações Societárias	(479.223)	(1.418.701)	212.296
4.01.01.02.03	Baixa do Ativo Permanente	4.130	1.129.086	68.191
4.01.01.02.04	Depreciação / Exaustão / Amortização	411.430	389.225	361.910
4.01.01.02.05	Amortização de Variação Cambial Diferida	739.280	173.779	294.279
4.01.01.02.06	Outras	76.437	31.982	(7.924)
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	1.283.692	2.466.074	746.747
4.01.03.01	Ingres. de Emprést. e Financ. a L. Prazo	486.215	1.200.177	612.675
4.01.03.02	Decréscimo em Outros Realizáveis	71.597	436.847	85.992
4.01.03.03	Acréscimos de Passivo - Empr. controlada	13.469	621.561	0
4.01.03.04	Acréscimos de Outros Passivos - IR / CSL	68.595	140.458	(20.848)
4.01.03.05	Investimentos destinados à venda	266.912	0	0
4.01.03.06	Dividendos propostos de controladas	243.625	0	0
4.01.03.07	Outros	133.279	67.031	66.928
4.02	Aplicações	4.968.221	3.605.595	2.415.659
4.02.01	Investimentos	183.028	240.045	190.305
4.02.02	Imobilizado	855.464	668.984	685.925
4.02.03	Diferido	51.101	69.686	62.960
4.02.04	Juros sobre Capital Própio e Dividendos	926.065	1.917.666	242.800
4.02.05	Transf. de Emprést. e Financ.p/ C. Prazo	1.469.779	440.445	784.011
4.02.06	Acréscimo de Ativos R.L. Prazo	989.118	180.529	422.831
4.02.07	Decrésc. de Outros Passivos a L. Prazo	151.183	64.587	22.530
4.02.08	IRPJ e CSL diferidos	278.935	10.782	0
4.02.09	Outros	63.548	12.871	4.296
4.03	Acréscimo/Decréscimo no Cap. Circulante	(3.088.974)	987.896	(320.322)
4.04	Variação do Ativo Circulante	(3.486.684)	3.152.637	496.289
4.04.01	Ativo Circulante no Início do Exercício	5.826.247	2.673.610	2.177.321
4.04.02	Ativo Circulante no Final do Exercício	2.339.563	5.826.247	2.673.610
4.05	Variação do Passivo Circulante	(397.710)	2.164.741	816.611
4.05.01	Passivo Circulante no Início Exercício	4.018.865	1.854.124	1.037.513
4.05.02	Passivo Circulante no Final do Exercício	3.621.155	4.018.865	1.854.124

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2001 A 31/12/2001 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	1.680.947	1.258	2.382.854	1.244.209	436.790	5.746.058
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	(73.204)	0	110.384	37.180
5.04.01	Bens Próprios Líquida de IR e CSL	0	0	(109.070)	0	109.070	0
5.04.02	Bens de Controladas Líquida de IR e CSL	0	0	(1.314)	0	1.314	0
5.04.03	Diferencial de alíquota CSL	0	0	37.180	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	296.040	296.040
5.07	Destinações	0	0	0	(82.851)	(623.214)	(706.065)
5.07.01	Reserva Legal	0	0	0	14.802	(14.802)	(706.065)
5.07.02	Dividendos deliberados	0	0	0	(269.275)	(436.790)	0
5.07.03	Reserva de Investimentos	0	0	0	171.622	(171.622)	0
5.08	Outros	0	0	0	0	(220.000)	(220.000)
5.08.01	Juros sobre capital próprio deliberados	0	0	0	0	(130.000)	(130.000)
5.08.02	Juros sobre capital próprio propostos	0	0	0	0	(90.000)	(90.000)
5.09	Saldo Final	1.680.947	1.258	2.309.650	1.161.358	0	5.153.213

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2000 A 31/12/2000 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	1.680.947	1.258	2.526.984	1.822.458	0	6.031.647
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	(135.871)	0	135.871	0
5.04.01	Bens Próprios Líquida de IR e CSL	0	0	(135.865)	0	135.865	0
5.04.02	Bens de Controladas Líquida de IR e CSL	0	0	(6)	0	6	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	1.640.336	1.640.336
5.07	Destinações	0	0	0	(578.249)	(1.339.417)	(1.917.666)
5.07.01	Reserva Legal	0	0	0	82.017	(82.017)	0
5.07.02	Juros sobre Capital Próprio Deliberados	0	0	0	(71.100)	(258.900)	(330.000)
5.07.03	Juros sobre Capital Próprio Propostos	0	0	0	(589.166)	0	(589.166)
5.07.04	Dividendos Propostos	0	0	0	0	(998.500)	(998.500)
5.08	Outros	0	0	(8.259)	0	0	(8.259)
5.08.01	Diferencial de CSL sobre R. Reavaliação	0	0	(6.555)	0	0	(6.555)
5.08.02	Estorno líquido de IR e CSL Controladas	0	0	(1.704)	0	0	(1.704)
5.09	Saldo Final	1.680.947	1.258	2.382.854	1.244.209	436.790	5.746.058

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1999 A 31/12/1999 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	1.680.947	1.258	1.309.994	1.607.241	0	4.599.440
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	(126.127)	0	126.127	0
5.04.01	Ativos Próprios	0	0	(126.120)	0	126.120	0
5.04.02	Ativos de Controladas	0	0	(7)	0	7	0
5.05	Ações em Tesouraria	0	0	0	(34)	0	(34)
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	331.924	331.924
5.07	Destinações	0	0	0	215.251	(458.051)	(242.800)
5.07.01	Reserva Legal	0	0	0	16.596	(16.596)	0
5.07.02	Juros sobre Capital Próprio	0	0	0	0	(242.800)	(242.800)
5.07.03	Reserva de Investimentos	0	0	0	198.655	(198.655)	0
5.08	Outros	0	0	1.343.117	0	0	1.343.117
5.08.01	Reavaliação líquida de IR e CSL	0	0	1.480.562	0	0	1.480.562
5.08.02	Reaval. B. Control. líquida de IR e CSL	0	0	1.704	0	0	1.704
5.08.03	Estor da Reav. Bens líquida de IR e CSL	0	0	(139.149)	0	0	(139.149)
5.09	Saldo Final	1.680.947	1.258	2.526.984	1.822.458	0	6.031.647

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
1	Ativo Total	13.433.039	15.281.282	12.675.806
1.01	Ativo Circulante	2.851.558	6.273.444	2.741.726
1.01.01	Disponibilidades	59.861	39.569	30.138
1.01.01.01	Banco conta Movimento	59.823	38.814	29.715
1.01.01.02	Outros	38	755	423
1.01.02	Créditos	935.611	374.527	354.281
1.01.02.01	Mercado Interno	906.743	468.077	443.246
1.01.02.02	Mercado Externo	115.386	63.970	62.036
1.01.02.03	Provisão para devedores duvidosos	(86.518)	(157.520)	(151.001)
1.01.03	Estoques	729.087	744.487	540.522
1.01.03.01	Produtos Acabados	217.306	194.602	192.562
1.01.03.02	Produtos em Elaboração	134.634	73.561	98.867
1.01.03.03	Matérias Primas	191.795	267.201	66.145
1.01.03.04	Almoxarifado	149.707	161.049	148.231
1.01.03.05	Importações em Andamento	12.803	40.894	20.123
1.01.03.06	Materiais em Trânsito	22.842	7.180	14.594
1.01.04	Outros	1.126.999	5.114.861	1.816.785
1.01.04.01	Tít. a Receber p/ Venda de Investimento	0	3.277.495	0
1.01.04.02	Títulos e Valores Mobiliários	600.577	1.326.104	1.446.189
1.01.04.03	IRPJ e CSL a compensar	216.411	38.654	113.564
1.01.04.04	Imposto de Renda Diferido	111.746	227.023	89.697
1.01.04.05	Contribuição Social Diferida	36.139	39.301	22.285
1.01.04.06	Outros II	162.126	206.284	145.050
1.02	Ativo Realizável a Longo Prazo	1.360.492	718.120	698.046
1.02.01	Créditos Diversos	53.110	51.752	50.688
1.02.01.01	Empréstimos - ELETROBRÁS	53.110	51.752	50.688
1.02.02	Créditos com Pessoas Ligadas	4.477	148	151
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	4.477	148	151
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	1.302.905	666.220	647.207
1.02.03.01	Imposto de Renda Diferido	248.507	71.278	190.731
1.02.03.02	Contribuição Social Diferida	39.001	15.704	62.581
1.02.03.03	Depósitos Judiciais	371.958	303.943	151.043
1.02.03.04	Títulos e Valores a Receber	121.712	75.147	65.370
1.02.03.05	PIS / PASEP a Compensar	137.107	121.025	107.340
1.02.03.06	Arrendamentos	49.116	56.079	57.523
1.02.03.07	Investimentos disponíveis para venda	266.912	0	0
1.02.03.08	Outros	68.592	23.044	12.619
1.03	Ativo Permanente	9.220.989	8.289.718	9.236.034
1.03.01	Investimentos	25.832	348.387	1.568.427

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2001	4 -31/12/2000	5 -31/12/1999
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	25.832	335.667	1.568.427
1.03.01.03	Outros Investimentos	0	12.720	0
1.03.02	Imobilizado	8.117.554	7.554.157	7.169.496
1.03.02.01	Em Operação Líquido	7.769.392	6.933.899	6.404.527
1.03.02.02	Em Obras	258.221	531.547	674.439
1.03.02.03	Terrenos	89.941	88.711	90.530
1.03.03	Diferido	1.077.603	387.174	498.111

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
2	Passivo Total	13.433.039	15.281.282	12.675.806
2.01	Passivo Circulante	3.732.364	4.894.869	3.328.608
2.01.01	Empréstimos e Financiamentos	2.728.712	2.086.369	2.629.894
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	384.633	473.473	270.856
2.01.04	Impostos, Taxas e Contribuições	403.112	280.654	209.562
2.01.04.01	Salários e Contribuições Sociais	67.438	60.187	44.329
2.01.04.02	Tributos a Recolher	137.918	91.017	58.111
2.01.04.03	Imposto de Renda Diferido	138.694	85.563	56.865
2.01.04.04	Contribuição Social Diferida	59.062	30.802	20.471
2.01.04.05	Tributos e Obrigações Parceladas	0	13.085	29.786
2.01.05	Dividendos a Pagar	90.397	1.917.745	122.880
2.01.05.01	Juros sobre Capital Próprio Deliberados	397	330.079	70.080
2.01.05.02	Dividendos e JCP Propostos	90.000	1.587.666	52.800
2.01.06	Provisões	19.918	34.232	18.987
2.01.06.01	Trabalhista, Cível e Fiscal	19.918	34.232	18.987
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	105.592	102.396	76.429
2.01.08.01	Outros II	105.592	102.396	76.429
2.02	Passivo Exigível a Longo Prazo	4.582.542	4.682.712	3.494.842
2.02.01	Empréstimos e Financiamentos	2.842.531	3.072.078	1.932.708
2.02.01.01	Empréstimos e Financiamentos	2.842.531	3.072.078	1.932.708
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	1.503.923	1.539.757	1.525.212
2.02.03.01	Trabalhista, Cível, Fiscal e Ambiental	68.615	87.733	87.790
2.02.03.02	Imposto de Renda em Juízo	125.271	125.874	0
2.02.03.03	Contribuição Social em Juízo	93.110	93.175	78.591
2.02.03.04	Imposto de Renda Diferido	921.873	906.599	1.003.550
2.02.03.05	Contribuição Social Diferida	295.054	326.376	355.281
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	236.088	70.877	36.922
2.02.05.01	Tributos e Obrigações Parceladas	0	0	10.212
2.02.05.02	Outros	236.088	70.877	26.710
2.03	Resultados de Exercícios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0
2.05	Patrimônio Líquido	5.118.133	5.703.701	5.852.356
2.05.01	Capital Social Realizado	1.680.947	1.680.947	1.680.947
2.05.01.01	Ações Ordinárias	1.680.947	1.680.947	1.680.947
2.05.02	Reservas de Capital	1.258	1.258	1.258
2.05.03	Reservas de Reavaliação	2.309.650	2.382.854	2.526.984
2.05.03.01	Ativos Próprios	2.309.413	2.381.303	2.523.723

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2001	4 -31/12/2000	5 -31/12/1999
2.05.03.02	Controladas/Coligadas	237	1.551	3.261
2.05.04	Reservas de Lucro	1.126.278	1.019.458	1.643.167
2.05.04.01	Legal	196.449	181.647	99.630
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	0	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	929.829	837.811	1.543.537
2.05.04.07.01	De Investimentos	929.829	837.811	1.543.537
2.05.04.07.02	Ações em Tesouraria	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	619.184	0

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
3.01	Receita Bruta de Vendas e/ou Serviços	4.831.895	4.264.131	3.536.862
3.02	Deduções da Receita Bruta	(849.421)	(791.791)	(600.883)
3.03	Receita Líquida de Vendas e/ou Serviços	3.982.474	3.472.340	2.935.979
3.04	Custo de Bens e/ou Serviços Vendidos	(2.280.482)	(2.097.613)	(1.778.815)
3.05	Resultado Bruto	1.701.992	1.374.727	1.157.164
3.06	Despesas/Receitas Operacionais	(1.399.991)	(1.120.062)	(994.581)
3.06.01	Com Vendas	(183.047)	(225.682)	(225.003)
3.06.02	Gerais e Administrativas	(246.366)	(211.381)	(183.177)
3.06.03	Financeiras	(364.499)	(285.105)	220.868
3.06.03.01	Receitas Financeiras	117.070	225.261	689.477
3.06.03.02	Despesas Financeiras	(481.569)	(510.366)	(468.609)
3.06.04	Outras Receitas Operacionais	45.889	0	79.263
3.06.05	Outras Despesas Operacionais	(596.086)	(478.078)	(338.444)
3.06.05.01	Outras Despesas Operacionais	(200.484)	(79.813)	(119.716)
3.06.05.02	Variação Monet. e Cambial Ativa/Passiva	343.678	(224.486)	(83.640)
3.06.05.03	Amortização da variação cambial diferida	(739.280)	(173.779)	(135.088)
3.06.06	Resultado da Equivalência Patrimonial	(55.862)	80.184	(548.088)
3.07	Resultado Operacional	302.001	254.665	162.583
3.08	Resultado Não Operacional	(4.594)	1.637.234	65.259
3.08.01	Receitas	670	0	73.968
3.08.02	Despesas	(5.264)	0	(8.709)
3.09	Resultado Antes Tributação/Participações	297.407	1.891.899	227.842
3.10	Provisão para IR e Contribuição Social	2.422	(114.635)	(30.796)
3.11	IR Diferido	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	299.829	1.777.264	197.046
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	71.729.261	71.729.261	71.729.261
	LUCRO POR AÇÃO	0,00418	0,02478	0,00275
	PREJUÍZO POR AÇÃO			

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
4.01	Origens	2.687.834	6.300.936	2.034.896
4.01.01	Das Operações	809.350	4.060.379	1.250.448
4.01.01.01	Lucro/Prejuízo do Exercício	299.829	1.777.264	197.046
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	509.521	2.283.115	1.053.402
4.01.01.02.01	Variações Monet. e Cambiais a L. Prazo	(775.376)	286.004	(220.625)
4.01.01.02.02	Resultado de Participações Societárias	55.862	(80.184)	548.088
4.01.01.02.03	Baixa de Ativo Permanente	5.024	1.557.228	69.829
4.01.01.02.04	Depreciação / Exaustão / Amortização	425.752	391.999	365.042
4.01.01.02.05	Amortização de Variação Cambial Diferida	739.280	173.779	294.279
4.01.01.02.06	Outras	58.979	(45.711)	(3.211)
4.01.02	Dos Acionistas	0	0	0
4.01.02.01	Adição Contrato de Mútuo	0	0	0
4.01.02.02	De Participações Minoritárias	0	0	0
4.01.03	De Terceiros	1.878.484	2.240.557	784.448
4.01.03.01	Ingres. de Emprést. e Financ. a L. Prazo	608.442	1.916.302	601.683
4.01.03.02	Decréscimo em Outros Realizáveis	65.830	97.214	61.595
4.01.03.03	Acréscimos de Passivo - Empr. Controlada	0	0	0
4.01.03.04	Acréscimos de Outros Passivos IR / CSL	793.368	140.458	(20.848)
4.01.03.05	Investimentos destinados à venda	266.912	0	0
4.01.03.06	Outros	143.932	86.583	142.018
4.02	Aplicações	4.947.215	4.335.479	3.522.541
4.02.01	Investimentos	125	200.911	142.880
4.02.02	Imobilizado	995.449	808.937	794.370
4.02.03	Diferido	83.982	82.794	76.676
4.02.04	Juros sobre Capital Próprio e Dividendos	926.065	1.917.666	242.800
4.02.05	Transf. de Emprest. e Financ.p/ C. Prazo	1.376.426	442.060	1.727.172
4.02.06	Acréscimo de Ativos R.L. Prazo	404.944	792.864	135.611
4.02.07	Decrésc. de Outros Passivos a L. Prazo	770.391	66.814	384.307
4.02.08	IRPJ e CSL diferidos	281.621	10.782	0
4.02.09	Outros	108.212	12.631	18.725
4.03	Acréscimo/Decréscimo no Cap. Circulante	(2.259.381)	1.965.457	(1.487.645)
4.04	Variação do Ativo Circulante	(3.421.886)	3.531.718	469.581
4.04.01	Ativo Circulante no Início do Exercício	6.273.444	2.741.726	2.272.145
4.04.02	Ativo Circulante no Final do Exercício	2.851.558	6.273.444	2.741.726
4.05	Variação do Passivo Circulante	(1.162.505)	1.566.261	1.957.226
4.05.01	Passivo Circulante no Início Exercício	4.894.869	3.328.608	1.371.382
4.05.02	Passivo Circulante no Final do Exercício	3.732.364	4.894.869	3.328.608

09.01 - PARECER DOS AUDITORES INDEPENDENTES - COM RESSALVA

Parecer dos Auditores Independentes

Ao Conselho de Administração e Acionistas da

Companhia Siderúrgica Nacional:

(1) Examinamos os balanços patrimoniais individuais (controladora) e consolidados da COMPANHIA SIDERÚRGICA NACIONAL e controladas em 31 de dezembro de 2001 e 2000 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis. As demonstrações contábeis em 31 de dezembro de 2001 e 2000 de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,01% do ativo total da controladora e 2,14% do ativo consolidado (2,25% e 2,19%, respectivamente, em 2000), e 11,48% negativo do resultado de participações societárias da controladora e 98,47% do consolidado (2,23% negativo e 100%, respectivamente, em 2000), foram auditadas por outros auditores independentes. Nossa opinião no que se refere a esses montantes baseia-se exclusivamente na opinião desses outros auditores independentes.

(2) Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das Sociedades; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração das Sociedades, bem como da apresentação das demonstrações contábeis individuais e consolidadas tomadas em conjunto.

(3) Conforme descrito na Nota 12, a controladora e a sua coligada MRS Logística S.A. optaram pelo diferimento das variações cambiais passivas líquidas ocorridas no primeiro trimestre de 1999 e no exercício de 2001, nos termos da Medida Provisória no. 3/2001 e das Deliberações da Comissão de Valores Mobiliários – CVM no. 404 e 409/2001 (Medida Provisória no. 1.818/1999 e da Deliberação da Comissão de Valores Mobiliários - CVM no. 294/1999, para o diferimento ocorrido no primeiro trimestre de 1999). A controlada GalvaSud S.A. optou pelo diferimento das variações cambiais passivas líquidas ocorridas no exercício de 2001. As práticas contábeis geralmente aceitas no Brasil requerem que os efeitos de flutuações nas taxas de câmbio sejam reconhecidos no resultado dos periodos em que elas ocorrerem. Como conseqüência, em 31 de dezembro de 2001, o patrimônio líquido e o lucro líquido para o exercício findo naquela data estão superavaliados em aproximadamente R$579.862 mil e R$574.808 mil respectivamente, já considerados os efeitos fiscais correspondentes (patrimônio líquido superavaliado em aproximadamente R$170.645 mil e o lucro líquido subavaliado em aproximadamente R$154.335 mil em 2000).

09.01 - PARECER DOS AUDITORES INDEPENDENTES - COM RESSALVA

(4) Em nossa opinião, com base em nossos exames e nos pareceres dos outros auditores independentes, exceto pelos efeitos do assunto mencionado no parágrafo (3), as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Companhia Siderúrgica Nacional e controladas em 31 de dezembro de 2001 e 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(5) Nossos exames foram conduzidos com o objetivo de emitirmos opinião sobre as demonstrações contábeis referidas no parágrafo (1) acima, tomadas em conjunto. As Informações Suplementares referentes às Demonstrações do Fluxo de Caixa, apresentadas no Anexo I, e às Demonstrações do Valor Adicionado, apresentadas na nota 23 , são apresentadas com o propósito de permitir análises adicionais e não são requeridas como parte das demonstrações contábeis básicas. Essas informações foram por nós examinadas de acordo com os procedimentos de auditoria mencionados no parágrafo (2) acima, e em nossa opinião, estão adequadamente apresentadas, em todos os aspectos relevantes, em relação às demonstrações contábeis obrigatórias tomadas em conjunto.

Rio de Janeiro, 01 de março de 2002 (exceto com relação à Nota 20, cuja data é 13 de março de 2002).

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-RJ

Amauri Froment Fernandes
Sócio-Diretor Responsável
Contador - CRC-1-RJ-39.012-1

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

MENSAGEM DO CONSELHO DE ADMINISTRAÇÃO

Prezados acionistas,

Primeiramente, queremos agradecer aos nossos acionistas pela confiança na empresa; aos clientes, pela preferência por nossos produtos e serviços; aos fornecedores, pela importante relação de parceria; e aos empregados, pelo esforço e dedicação que nos permitiram superar os desafios e os momentos difíceis de 2001.

A economia mundial foi abalada pelo ambiente de incerteza provocado pelos atentados terroristas nos Estados Unidos e por reflexos da séria crise econômica por que passa a Argentina. A economia brasileira sofreu os impactos desses acontecimentos e, adicionalmente, da crise no abastecimento de energia elétrica, iniciada já no primeiro semestre do ano.

Como reflexo desta conjuntura, a cotação da moeda norte-americana apresentou elevação relevante ao longo do ano, cujo impacto buscamos minimizar através de instrumentos de *hedge*. Ao final do ano, a alta volatilidade da nossa moeda nos forçou a assumir posições de proteção crescentes, que se tornaram ineficazes no curto prazo. Revimos nossa estratégia de captação de recursos e de *hedge* e optamos por reduzir a nossa exposição à volatilidade cambial, captando recursos no mercado doméstico, pela primeira vez desde a privatização da empresa.

A crise de energia, apesar de ter afetado alguns setores produtivos da economia nacional, nos permitiu colher os frutos de nosso planejamento estratégico de 1995. A partir de 1996, iniciamos investimentos, já concluídos, em geração de energia elétrica, pois buscávamos garantir o abastecimento a custos competitivos. Com a recente crise a estratégia se mostrou ainda mais acertada, já que pudemos não só assegurar a continuidade de fornecimento aos nossos clientes, mas ainda aumentar nossas receitas consolidadas, através da venda dos excedentes de energia elétrica.

Ao mesmo tempo em que superamos os desafios impostos pela adversidade macroeconômica, iniciamos em 2001 uma nova etapa na história da nossa empresa. Conquistamos importantes objetivos, que haviam sido traçados em nosso planejamento estratégico em 2000, no sentido de uma crescente criação de valor nas nossas operações.

Nessa linha, implantamos a nova Diretoria Executiva Comercial, com a criação de unidades de mercado focadas em segmentos industriais específicos. Essas unidades já vêm estabelecendo contatos mais estreitos com nossos clientes, com o objetivo de assegurar o relacionamento de longo prazo. Além disso, iniciamos a nossa internacionalização, através de uma laminadora nos Estados Unidos, maior mercado siderúrgico mundial.

Realizamos com grande êxito duas reformas em nossos principais equipamentos de produção (alto forno e laminador de tiras a quente) e finalizamos a implantação de um sistema de gestão integrado das operações, que nos permitirá elevar a produtividade a um custo decrescente. Estas duas reformas marcaram o fim de um grande ciclo de investimentos para modernização da Usina Presidente Vargas (UPV). Iniciado em 1996, este ciclo envolveu recursos no valor de US$2,2 bilhões e possibilitou a implantação na UPV do "estado das artes" operacional e ambiental.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Após a venda das participações acionárias na Companhia Vale do Rio Doce e na Light, reforçamos o foco de nossa empresa, buscando o crescimento na atividade siderúrgica. Os ganhos obtidos nessas alienações permitiram que distribuíssemos dividendos e juros sobre capital próprio que elevaram significativamente o retorno dos acionistas. Dentro de nossa política de dividendos, aprovada em dezembro de 2000, todo o lucro é passível de distribuição, desde que nossa estratégia empresarial seja preservada, com a garantia do cumprimento das obrigações, a realização dos investimentos necessários e a manutenção de uma boa situação financeira. Deste modo, visando assegurar adequados níveis de retorno ao capital empregado pelos acionistas, estamos em permanente transformação, desenvolvendo projetos que agreguem cada vez mais valor à nossa empresa.

Assim, nos 60 anos da CSN, nos sentimos renovados. Estamos desenvolvendo competências novas para enfrentar um cenário de negócios que se delineia mais competitivo, com elevadas escalas de produção e alterações no fluxo de comércio internacional. Temos consciência dos nossos desafios; no entanto, nossas vantagens competitivas e as estratégias traçadas nos deixam confiantes, pois somos uma empresa cada vez mais eficiente em criar soluções para os clientes, ampliando ainda mais nossa presença num mercado altamente competitivo como o do aço.

Benjamin Steinbruch
Presidente do Conselho

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A EMPRESA

A Companhia Siderúrgica Nacional (CSN) mantém posição de liderança no setor siderúrgico brasileiro. Sua origem se identifica com o início da própria industrialização nacional. A ótima combinação de fontes de matéria-prima (minas próprias de minério de ferro de alta qualidade, calcário e dolomito), ferrovias, portos, usina, centros de serviço e de distribuição, além da geração própria de energia, dão à CSN efetiva vantagem competitiva. Os investimentos na constante modernização dos processos produtivos e na preservação do meio ambiente também a posicionam na vanguarda das tendências mundiais do setor.

A CSN é uma importante geradora de soluções para seus clientes, envolvendo uma vasta gama de produtos intimamente ligados ao seu uso final: laminados a quente (para rodas, botijões, chassis), a frio (para utilidades domésticas), folhas metálicas (para embalagens) e chapas zincadas (peças para carroceria de automóveis e perfis para construção civil). Com um atendimento concentrado em segmentos específicos de consumo, através de Unidades de Mercado, a CSN busca adequar com excelência o seu produto às necessidades dos clientes.

AMBIENTE DE NEGÓCIOS

No ano de 2001, vários acontecimentos marcantes nas economias brasileira e internacional tiveram relevante impacto nos resultados e na situação patrimonial da CSN. Se, por um lado, o aumento de 5% no consumo aparente de aços planos se mostrou favorável, a queda na perspectiva de crescimento do PIB (1,5% contra expectativa inicial em torno de 4%) e as conseqüências dos atentados terroristas nos Estados Unidos e da crise argentina trouxeram novos desafios.

Com a incerteza internacional, o primeiro a sofrer foi o câmbio. A forte instabilidade da taxa cambial (a cotação do dólar chegou a R$ 2,80 em 21/9 e fechou em R$ 2,32 em 31/12) impactou nossos resultados financeiros em R$ 1,4 bilhão, já que 96% do endividamento bruto consolidado estava atrelado ao dólar em 31/12/2001. Como conseqüência, optamos por diferir parte do impacto cambial em 2001 - R$ 745,5 milhões, os quais serão amortizados até 2004.

Em termos mundiais, o ritmo da produção siderúrgica se manteve elevado, à semelhança do que ocorreu em 2000. Assim, reduções registradas nos Estados Unidos, Europa e América do Sul foram compensadas por aumentos quase equivalentes em outras regiões, notadamente na Ásia. Os preços internacionais registraram redução de 37%, se compararmos as médias do primeiro semestre de 2000 e do segundo semestre de 2001. As reduções de produção observadas em diversos países no final de 2001 levaram vários especialistas do setor a identificar potencial de crescimento dos preços, a partir do segundo semestre de 2002.

Preço de Laminados a Quente – Mercado Internacional
US$/ t métrica – Preço FOB

1s00	2s00	1s01	2s01
324	260	213	205

Fonte: Metal Bulletin

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Apesar dos efeitos adversos para a economia do país, a crise de energia que o Brasil enfrentou em 2001 gerou cerca de R$ 545 milhões em receitas líquidas adicionais para a CSN, provenientes da venda de excedentes de energia elétrica ao mercado. Por outro lado, diversos setores produtivos foram fortemente atingidos - entre os quais o de utilidades domésticas, um de nossos principais segmentos de mercado.

DESEMPENHO OPERACIONAL E FINANCEIRO

Produção e Custo

Como conseqüência das reformas dos equipamentos de produção - Alto-Forno nº 3 (AF-3) e Laminador de Tiras a Quente nº 2 (LTQ-2) – em 2001 produzimos 4,0 milhões de toneladas de aço bruto e 4,1 milhões de toneladas de laminados (medidas nas saídas do lingotamento contínuo e do laminador de tiras a quente, respectivamente, o que difere da entrada em estoque, em decorrência das perdas normais do processo). Comparadas ao ano anterior, a produção de aço bruto caiu 0,7 milhão de toneladas e a de laminados 0,5 milhão de toneladas. Por outro lado, a alta produtividade do alto forno após a reforma vem proporcionando ganhos de escala e menor utilização de sucata externa na aciaria. Adicionalmente, a capacidade nominal de produção ao ano da CSN foi aumentada, em 2002, para 5,4 milhões de toneladas de aço bruto e para 5,1 milhões de toneladas de laminados. Ao final de 2002 está capacidade chegará a 5,8 milhões de toneladas de aço bruto e 5,4 milhões de toneladas de laminados.

A produtividade média, apurada por tonelada de aço bruto por homem/ano, cresceu 19% nos últimos cinco anos. Este crescimento reflete o esforço de redução de custos, reestruturação interna e os investimentos feitos nesse período com o objetivo de otimização de processos e agregação de valor aos produtos. Em 2001, a queda registrada é conseqüência da menor produção de aço bruto devido à reforma do AF-3.


621
683
701
646
1997
1998
1999
2000
2001
Produção de Aço Bruto
Produtividade (t/h/ano)

Na análise da composição dos custos totais de produção, destacamos a maior participação da placa adquirida, devido à parada do AF-3, a redução no consumo de energia elétrica fornecida pela Light, em razão do maior suprimento pela Central de co-Geração Termoelétrica (CTE) e, finalmente, uma queda no percentual dos gastos gerais de fabricação, sobretudo os referentes à manutenção.

Composição do Custo Total de Produção


2000
18%
34%
25%
1%
9%
13%
Matéria-prima
Placa adquirida
Mão-de-obra
Energia e Combustíveis
Custos Gerais
Depreciação
2001
17%
34%
20%
6%
12%
11%

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Vendas, Receita e Custo dos Produtos Vendidos

O volume vendido de produtos laminados e semi-acabados (placas) em 2001 foi de 4 milhões de toneladas, 0,3 milhão a menos que em 2000, queda concentrada nas exportações de laminados a quente. O volume vendido no mercado interno foi superior em 13 mil toneladas, apesar da retração no mercado devido ao racionamento de energia e das reformas do LTQ-2 e do AF-3. Durante o período de obras e da retomada de operação do laminador houve uma menor disponibilidade de produtos acabados para a venda, o que ocasionou perda temporária de nossa participação em alguns mercados, porém com recuperação progressiva nos últimos meses do ano.

A receita líquida totalizou R$ 3,3 bilhões, em linha com o ano anterior – a queda no volume foi compensada pelos maiores preços praticados e pelo melhor *mix (Ver Nota Explicativa – NE - nº19)*. O aumento de preços, somado ao ganho com a desvalorização do real sobre a receita com exportações, respondem por uma melhora de R$ 256,4 milhões no lucro bruto. Adicionalmente, tivemos um *mix* de vendas de laminados de maior valor agregado, em função da participação de 44% de produtos revestidos, contra 42% em 2000, e da maior concentração no mercado interno.

Composição das Vendas no Mercado Interno por Unidade de Mercado


2000 – 3.259 mil t
13%
11%
17%
19%
40%
Automotivo
Construção Civil
Linha Branca e OEM
Embalagens
Grande Rede
2001 – 3.272 mil t
17%
11%
16%
20%
36%

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Ainda no mercado interno, destacamos uma menor venda para o setor de grande rede, que foi compensada pelo maior atendimento ao setor automotivo. Nos dois casos estão refletidas transações comerciais com empresas do grupo CSN – Indústria Nacional de Aços Laminados – INAL S.A. (Inal) e GalvaSud S.A. (GalvaSud), respectivamente. Com relação à Inal, o menor volume foi decorrente da decisão de reduzir seus níveis de estoque. Já no caso da GalvaSud - empresa produtora de galvanizados voltada para o setor automotivo - esta variação reflete o início de sua operação comercial no primeiro trimestre de 2001.

Composição das Vendas no Mercado Externo por Região


2000 – 1.052 mil t
11%
24%
19%
19%
27%
Nafta
América Latina
Europa
Ásia
Outros
2001 – 711 mil t
8%
19%
38%
20%
15%

Ao final de 2001, voltamos a realizar exportação de placas, principalmente para os Estados Unidos e México, respondendo pelo aumento da participação do Nafta em nossas exportações. Com a maior produção proporcionada pelo AF-3, geramos um excedente desse produto que deverá continuar sendo absorvido pelo mercado externo, em linha com a estratégia de longo prazo da companhia.

O Custo dos Produtos Vendidos (CPV) totalizou R$ 2,1 bilhões, superior em R$ 106 milhões ao de 2000. Apesar de termos vendido menos, sofremos os efeitos das grandes reformas e da alta do dólar *(Ver NE nº19)*. Nossa menor produção, afetada principalmente pela parada dos equipamentos, levou a uma menor diluição de custos fixos, com efeito negativo estimado em R$ 78 milhões no custo dos produtos vendidos. Além disso, de modo a suprir as linhas de laminação durante a reforma do AF-3, foi necessário o consumo de placas externas, a custo superior ao interno. Em 2001 foram consumidas 571 mil t destas placas, contra 50 mil t em 2000. O custo adicional dessas placas, associado ao aumento dos preços de carvão, responderam por desvios negativos, parcialmente compensados por efeitos positivos do menor consumo de matérias-primas e da redução de *fuel rate* nos altos-fornos, sendo o efeito líquido estimado em R$ 28 milhões no custo dos produtos vendidos. O aumento de R$106 milhões representou um impacto de R$ 87 milhões no EBITDA, em relação àquele ano.

Registramos em 2001 um lucro bruto de R$ 1,2 bilhão, 5% abaixo do alcançado em 2000, em conseqüência do explicado anteriormente. A margem bruta da CSN foi de 36%, menor em 2,4 pontos percentuais (p.p.) em relação ao ano anterior.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Receitas e Despesas Operacionais

Nas despesas com vendas ajustamos a provisão para devedores duvidosos em função da melhor base de créditos, o que favoreceu o resultado operacional em R$ 29,5 milhões. Tivemos despesas administrativas maiores em R$ 19,2 milhões, em razão do maior pagamento de remuneração variável ao nosso corpo gerencial e do abono concedido a todos os empregados.

Por fim, ressaltamos o ressarcimento, não recorrente, do sinistro do LTF-2 em abril de 2000, que responde por um desvio negativo de R$ 46,9 milhões em relação a 2001.

Resultado Financeiro

O resultado financeiro (receita financeira menos despesa financeira e variação monetária/cambial líquida) foi negativo em R$ 890,0 milhões em 2001, R$ 316,6 milhões pior que o ano anterior, essencialmente em razão do comportamento da taxa de câmbio nesse período. A cotação do dólar fechou o ano em R$ 2,32, com uma variação cambial acumulada de 18,7%. Até junho já tínhamos acumulado uma perda cambial de cerca de R$ 1 bilhão referente ao principal da dívida em moeda estrangeira. Frente a este cenário e à perspectiva de desvalorização contínua da moeda nacional, decidimos aumentar nossa proteção cambial através de operações com derivativos. Esta estratégia demonstrou ser eficaz até outubro, quando a cotação do dólar fechou a R$ 2,71. A queda na taxa de câmbio em novembro e dezembro, no entanto, reverteu os ganhos conquistados com as aplicações financeiras até então. *(Ver NE nº21)*
A exemplo do ocorrido em 1999, foi permitido às companhias abertas diferir eventuais perdas decorrentes da desvalorização do real, por um prazo máximo de 4 anos. Optamos pelo diferimento, conforme as Deliberações CVM nºs 404/01 e 409/01, e registramos um saldo de R$ 494,3 milhões em 31/12/2001, líquido dos efeitos fiscais, que será amortizado até 2004. Adicionalmente, apresentávamos um saldo remanescente nesta mesma data de R$ 70,9 milhões, também líquido, referente ao diferido registrado em 1999 conforme a Deliberação CVM nº 294/99. Em 2001 totalizamos uma amortização de R$ 739,3 milhões, referente a ambos os diferimentos. *(Ver NE nº12)*

Resultado das Participações Societárias

Na comparação com 2000 a queda de R$ 939,5 milhões no resultado de equivalência patrimonial é fruto, principalmente, do ganho de R$ 1,2 bilhão na alienação de participações na Light – Serviços de Eletricidade S.A (Light) e Valepar S.A. (Valepar) por subsidiárias integrais naquele ano. Este efeito foi parcialmente compensado pelo lucro com a venda de energia elétrica em 2001, através da CSN Energia S.A (CSN Energia), controlada da CSN. Mesmo com o racionamento, nossos investimentos estratégicos no setor de energia elétrica, ao longo dos últimos anos, garantiram não apenas o suprimento da UPV, como também permitiram a geração de excedentes desse insumo, com um impacto positivo de R$ 376 milhões no resultado de equivalência patrimonial, em relação a 2000. *(Ver NE nº10)*

A alta do dólar foi outro item que influenciou o resultado de equivalência. No conjunto das coligadas e controladas, este efeito foi favorável, uma vez que a conversão dos saldos dos investimentos em dólar (empresas *offshore*) gerou um ganho de variação cambial superior às perdas registradas por investidas nacionais que detêm passivos expostos à moeda norte-americana. Podemos destacar, neste último caso, as empresas CSN Indústria de Aços Revestidos

S.A (CISA) e MRS Logística S.A. (MRS), ambas com endividamento relacionado aos seus planos de investimentos.

Imposto de Renda e Contribuição Social

Uma maior deliberação de juros sobre o capital próprio em 2000 proporcionou um crédito superior em R$ 200,5 milhões de imposto de renda e contribuição social sobre o lucro em relação a 2001.

Destacamos também um impacto negativo no valor de R$ 177,8 milhões relativo à despesa, em 2001, de imposto de renda e contribuição social sobre lucros acumulados em subsidiárias no exterior. Esse impacto foi parcialmente compensado pela base de cálculo reduzida, em face do menor resultado do ano. *(Ver NE nº8)*

Lucro Líquido e EBITDA

Alcançamos um lucro líquido de R$ 296 milhões em 2001, resultado impactado negativamente pelas flutuações do dólar ao longo do ano, principalmente no último trimestre.


EBITDA (R$ milhões)
Margem EBITDA (%)
33
35
39
40
39
836
857
1.101
1.297
1.272
1997
1998
1999
2000
2001

Na comparação com 2000, ano em que atingimos um lucro recorde de R$ 1,6 bilhão, a queda do resultado deve-se, principalmente, ao ganho não recorrente com a venda das participações na Light e Valepar, naquele ano.

Apesar dos efeitos das grandes reformas do AF-3 e do LTQ-2, o EBITDA, indicador da geração operacional de caixa, atingiu mais uma vez a marca de R$ 1,3 bilhão, correspondendo a 39% da receita líquida – uma das margens mais elevadas do setor. *(Ver NE nº24)*

Destinação de Resultados

Para o exercício social findo em 31 de dezembro de 2001, a proposta para a destinação dos resultados, ajustados pela realização da reserva de reavaliação, é a seguinte: retenção de R$ 186,4 milhões, sendo R$ 14,8 milhões para constituição de reserva legal e R$ 171,6 milhões para a reserva de investimentos, e a proposição de juros sobre capital próprio no valor de R$ 90 milhões, adicionais aos R$ 130 milhões deliberados e pagos em junho de 2001, totalizando R$ 220 milhões a serem atribuídos ao dividendo mínimo obrigatório.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Valor Adicionado

Em 2001 o valor adicionado totalizou R$ 2,5 bilhões *(ver NE nº23)*, apresentando uma distribuição diferente em relação a 2000, principalmente devido à deliberação expressiva de dividendos e juros sobre o capital próprio, proporcionada pelo lucro recorde daquele ano.


2000
10%
10%
23%
33%
24%
Pessoal e encargos
Impostos, taxas e contribuições
Juros e variação cambial
Juros sobre capital próprio / dividendos
Lucros retidos / prejuízos do exercício
2001
9%
3%
15%
40%
33%

Consolidado

Receita Líquida

A receita líquida consolidada em 2001 alcançou R$ 4,0 bilhões, R$ 698,2 milhões acima do registrado na controladora. Esta variação é principalmente explicada pela venda de excedentes de energia, realizada pela CSN Energia, no montante de R$ 545 milhões.

No consolidado, a participação de revestidos sobre o total das vendas de laminados foi de 46%, 2 p.p. acima do atingido pela Controladora. Esta diferença deve-se ao fato de que a GalvaSud compra laminados a frio da CSN para produção e venda de zincados.

Lucro Líquido e EBITDA

Em 2001 apuramos um lucro líquido consolidado de R$ 299,8 milhões, em linha com o resultado da Controladora, porém menor em R$ 1,5 bilhão em relação a 2000. Esta queda reflete, essencialmente, a variação do lucro líquido na Controladora explicada anteriormente.

O EBITDA consolidado, por sua vez, atingiu R$ 1,7 bilhão em 2001, com uma margem de 43% sobre a receita líquida. Este valor supera o EBITDA da Controladora em R$ 426,5 milhões, como efeito principal do resultado com a venda de energia elétrica pela CSN Energia. Pelo mesmo motivo, o EBITDA consolidado melhorou R$ 369 milhões em comparação a 2000. *(Ver NE nº24)*

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Endividamento Líquido

A dívida líquida consolidada de R$ 4,9 bilhões (US$ 2,1 bilhões) em dezembro de 2001, foi superior em R$ 1,1 bilhão em relação à posição ao final de 2000. Este acréscimo tem como principal justificativa a correção do principal exposto à moeda norte-americana, cuja cotação aumentou R$ 0,365 em 2001, além da redução do saldo do caixa.

O fluxo de caixa líquido consolidado em 2001 foi de R$ 705,2 milhões negativos, totalizando um saldo ao final do ano de R$ 660,4 milhões. Destacamos como principais movimentações a entrada de R$ 3,3 bilhões referentes à liquidação financeira da venda de ações da Light e Valepar, e o pagamento de R$ 2,8 bilhões entre dividendos e juros sobre o capital próprio (referentes à deliberações em 2001 e 2000).

Outros itens relevantes na redução do caixa foram os expressivos investimentos que realizamos neste ano, concentrados nas reformas no AF-3 e LTQ-2, e os recursos disponibilizados para a recompra de US$ 287 milhões de *Euronotes* pela CSN Iron S.A. (Iron), em junho, e para a liquidação de securitização de US$109 milhões, em fevereiro.

Ressaltamos ainda as captações, em *US Commercial Papers*, de US$ 250 milhões em abril e de US$ 220 milhões em outubro, em substituição aos *Commercial Papers* de US$ 250 milhões e US$ 300 milhões liquidados em abril e agosto, respectivamente.

Composição do Endividamento Consolidado (R$ milhões)

	2000	2001
Curto Prazo	2.086	2.729
Moeda Nacional	66	67
Moeda Estrangeira	2.020	2.662
Longo Prazo	3.072	2.842
Moeda Nacional	160	175
Moeda Estrangeira	2.912	2.667
Dívida Bruta Total	5.158	5.571
Caixa e Disponibilidades (Circulante + Realiz. LP)	1.366	671
Dívida Líquida	3.792	4.900

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Tabela 1: Indicadores de Desempenho – Controladora

	Unidade	1997	1998	1999	2000	2001
Operacionais						
Produção de aço bruto	t mil	4.793	4.705	4.846	4.782	4.048
Volume vendido (produtos de aço)	t mil	4.538	4.064	4.545	4.311	3.983
Número de empregados		10.995	9.829	9.343	9.302	9.179
Produtividade operacional	t/h/a	542	621	683	701	646
Estoques de produtos acabados	t mil	250	259	273	333	354
Financeiros						
Receita bruta	R$ mm	3.011	2.875	3.355	3.913	4.010
Receita líquida	R$ mm	2.556	2.425	2.807	3.239	3.284
EBITDA	R$ mm	836	857	1.101	1.297	1.272
Margem EBITDA	%	33	35	39	40	39
Lucro bruto	R$ mm	881	927	1.063	1.257	1.196
Margem bruta	%	34	38	38	39	36
Lucro líquido	R$ mm	450	464	332	1.640	296
Margem líquida	%	18	19	12	51	9
Lucro por ação	R$/mil ações	6	6	5	23	4
Dividendos e JCP (deliberados/ propostos)	R$ mm	236	246	243	1.918	220
Retorno sobre patrimônio líquido (ROE)	%	10	10	6	29	6
EBITDA por despesa financeira		2,6	2,5	1,4	1,6	2,4
Dívida líquida por EBITDA		1,4	1,6	2,0	2,7	4,2
Dívida líquida sobre patrimônio líquido	%	27	30	38	61	102
Valor adicionado	R$ mm	n.d.	n.d.	2.095	3.750	2.467
Mercado						
Cotação da ação – fechamento *	R$/mil ações	12,13	12,32	34,15	30,70	36,50
Valor de mercado*	R$ mm	913	884	2.450	2.202	2.618

* série ajustada por dividendos/juros sobre capital próprio

INVESTIMENTOS

O ano de 2001 foi muito significativo em termos de investimentos. No período, concluímos uma importante etapa da modernização da Usina Presidente Vargas (UPV), com a reforma do AF-3 e a modernização do LTQ-2 - obras vultosas que envolveram 7 mil trabalhadores.

Na reforma do AF-3, realizada em 97 dias, foram feitas alterações estruturais com base em novas tecnologias de resfriamento e na aplicação de refratários menores. Com o aumento de volume interno, o novo alto-forno passou a apresentar uma capacidade nominal expandida para produção de ferro-gusa que permitirá alcançarmos, até o final de 2002, a capacidade efetiva de 5,8 milhões de toneladas de aço bruto por ano. Os investimentos nesse empreendimento totalizaram R$ 395 milhões, dos quais R$ 219 milhões em 2001. A vida útil mínima prevista para o equipamento é de 20 anos.

Durante o período de reforma do AF-3 foi também realizada a completa modernização do LTQ-2, em 22 dias. As novas tecnologias introduzidas permitem que os produtos atinjam melhores características dimensionais e de forma, com vistas a atender às mais exigentes especificações dos clientes. Além disso, todo o controle de produção foi digitalizado, o que elevará a capacidade

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

efetiva de 5 para 5,4 milhões de toneladas. A CSN destinou para esse empreendimento R$ 321 milhões (R$ 257 milhões em 2001).

Com recursos próprios e o apoio de consultorias internacionais e entidades de desenvolvimento tecnológico do país investimos, em 2001, R$ 6,6 milhões em pesquisa e desenvolvimento.

O ano também foi marcado pela implantação do sistema integrado de planejamento e controle da produção. Em 1999 iniciamos a primeira fase do projeto, com os módulos financeiros, de vendas e de administração de materiais do SAP® R/3. A segunda fase – Projeto SIGA PP (Planejamento da Produção) - foi implantada em julho de 2001. Os objetivos da implantação do sistema, objeto de um investimento de R$ 55 milhões, foram: viabilizar um modelo integrado de negócio com orientação para gestão de processos, possibilitar maior aderência e agilidade diante das demandas da empresa e atualizar o parque de hardware e solução de software. A CSN foi uma das primeiras empresas no mundo a implantar e operar um sistema de tal porte sem interromper o seu processo produtivo.

Outros dois projetos de grande importância tiveram início em 2001 e têm previsão de conclusão, ainda que parcial, em 2002: Cadeia Logística e *e-business*. O Projeto Cadeia Logística tem como objetivos principais elevar o nível de atendimento aos clientes e integrar a logística externa da CSN com suas coligadas, clientes e fornecedores. Até o momento, o investimento chegou a R$ 7,6 milhões. A estimativa preliminar aponta uma redução aproximada de 5% em nossos custos unitários de transporte. Com o projeto *e-business*, pretendemos automatizar todo o nosso processo de compras e iniciar o processo de automação das vendas, priorizando as realizadas pela nossa rede de distribuição. A estimativa de redução de custos a partir do terceiro ano é de cerca de R$ 9 milhões por ano.

RISCOS E DESAFIOS

- Exposição cambial

O sistema de câmbio flutuante em vigor no Brasil e o fato de que 96% do nosso endividamento consolidado em 31 de Dezembro de 2001 era em moeda estrangeira, implicam numa substancial exposição ao risco de variação cambial, que pode ter um efeito adverso sobre o resultado financeiro líquido e sobre a situação patrimonial da empresa, dependendo da trajetória da taxa de câmbio.

Para reduzir essa exposição realizamos operações de *hedge* financeiro, utilizando opções de compra e venda futura de moedas, além de *swaps* cambiais. Algumas dessas operações, no entanto, tiveram impacto financeiro negativo; visto que as transações de *hedge* também estão sujeitas ao risco cambial e que, no quarto trimestre de 2001, houve uma valorização do real em relação ao dólar.

Em função disso, decidimos aumentar a participação das captações em reais, já a partir do início de 2002. Em 1° de março deste ano colocamos no mercado brasileiro R$ 690 milhões em debêntures.

Além disso, por ser a maior exportadora do estado do Rio de Janeiro, a CSN conta também com receitas de exportação como uma proteção natural contra parte do impacto cambial. Em 2001, essas receitas corresponderam a R$ 463,1 milhões - 12% de nosso faturamento bruto total. Cerca de 30% do nosso custo-caixa de produção é exposto ao risco cambial.

- Riscos de preços de matéria-prima

As principais matérias-primas utilizadas pela CSN na produção de aço são o minério de ferro, o carvão (com o qual é produzido o coque, combustível e redutor de minério), o calcário, o dolomito, o manganês, o zinco, o estanho e o alumínio.

O minério de ferro, o calcário e o dolomito são obtidos a partir das minas próprias da CSN, localizadas em Minas Gerais. Todo o carvão é importado e, devido à natureza cíclica dessa indústria, o preço e as quantidades estipuladas nos contratos internacionais são negociados anualmente. Isso significa que os custos variam ano a ano. Em 2001, os contratos de importação de carvão registraram um aumento médio de 38,5%, em dólar, o que afetou negativamente o custo de operação. Tal efeito, entretanto, foi atenuado pelo exercício de todas as opções de compra de carvão previamente contratadas, com valores fixados antes do aumento de preços.

Apesar de a CSN adquirir zinco, estanho, manganês e alumínio de fornecedores nacionais, esses insumos são referenciados em dólar.

- Risco regulatório

Mercado externo/EUA: Em resposta à crescente produção mundial de aço, com a conseqüente depreciação dos preços no mercado internacional, países que representam importantes mercados importadores vêm adotando ações protecionistas, como Antidumping ("AD") e Medidas Compensatórias ("CVD"), que têm, e possivelmente continuarão a ter, efeito adverso sobre a empresa.

Em 5 de março de 2002 o Presidente dos EUA tornou pública sua decisão sobre o processo de salvaguarda (Seção 201 da lei comercial norte-americana) que vinha sendo conduzido pela *International Trade Commission* (ITC). O Presidente decidiu estabelecer medidas de proteção à indústria siderúrgica dos Estados Unidos, válidas inicialmente por três anos, a partir de 20 de março de 2002. Para os produtos de interesse da CSN foram estabelecidos dois tipos de proteção ao mercado doméstico norte-americano: (i) para as importações de produtos laminados planos, à exceção de folha de flandres, haverá uma sobretaxa de 30% no primeiro ano, de 24% no segundo ano e de 18% no terceiro ano; (ii) para as placas de aço foram estabelecidas quotas de importação de 4,9 milhões de toneladas no primeiro ano, de 5,35 milhões de toneladas no segundo ano e de 5,81 milhões de toneladas no terceiro ano. As exportações de placas que excederem essas quotas sofrerão a mesma taxação dos laminados planos. As importações de produtos siderúrgicos provenientes do México e Canadá, países membros do NAFTA, bem como de Israel, Jordânia e de alguns paises em desenvolvimento cujas exportações para os EUA foram historicamente pequenas, foram excluídas das restrições anunciadas. No caso das placas de aço, o Brasil, maior exportador para os EUA, receberá 52% das quotas acima mencionadas, um volume que é igual ao de nosso recorde de exportação para esse mercado, registrado em 1999.

As medidas anunciadas dificultam as importações de produtos planos nos EUA e poderiam restringir o volume de placas que o Brasil e a CSN, graças à sua grande competitividade de custo, exportam para aquele país. Já estão em curso, porém, negociações sobre a quota de placas brasileiras que poderiam trazer resultados mais positivos para o cenário atual. No caso dos produtos laminados, os EUA respondem por cerca de 15% das exportações totais da CSN.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Venda de energia: O mercado atacadista de energia elétrica no Brasil é regulado pelo governo brasileiro, com poderes para afetar o volume disponibilizado, o acesso pelos consumidores, o preço efetivo praticado, o prazo de recebimento e a oferta de energia excedente. A liquidação financeira das transações nesse mercado também pode vir a ser afetada pelas decisões da Câmara de Gestão de Energia e pela ANEEL, agência reguladora no Brasil. Investimos em geração termo e hidrelétrica que geraram excedentes de energia elétrica, comercializados no mercado de energia ao longo de 2001.

- Internacionalização

Como parte da estratégia de exploração de outros mercados para uma potencial expansão, em junho de 2001, obtivemos o direito de adquirir ativos e obrigações da Heartland Steel Inc., uma usina de processamento de aço laminado, em Terre Haute, Indiana. Em 16 de julho de 2001, cedemos esse direito a uma companhia de responsabilidade limitada (LLC). Deveremos adquirir as quotas da LLC no prazo de dois anos. Além disso, esperamos que as instalações sejam integradas através da construção ou compra de um laminador de tiras a quente. Esse equipamento, se adquirido, proporcionará vantagens adicionais de custo, na medida em que preencherá a etapa necessária entre placa e laminação a frio e, dessa forma, permitirá melhores margens na comercialização de produtos de maior valor agregado no mercado norte-americano.

FOCO NO CLIENTE

Criadas em dezembro de 2000, as Unidades de Mercado de Embalagem, Construção Civil, Automotivo, Linha Branca & OEM (*Original Equipment Manufacturers*) e Grande Rede (distribuição) obtiveram, em seu primeiro ano de funcionamento, inúmeros avanços no sentido de estreitar o relacionamento com os clientes e consolidar a posição da CSN nesses segmentos.

Na Unidade de Mercado Automotivo implantamos o fornecimento "Just In Time" para algumas montadoras, por meio de filiais situadas em São Paulo e em Betim/MG. A partir da redução do *lead time* (tempo de entrega), ocorreram benefícios na qualidade de atendimento aos clientes e reduções em seus níveis de estoque. Além disso, foi consolidada a presença da GalvaSud, *joint venture* com a Thyssen-Krupp Stahl AG, na qual a CSN detém 51% do capital social, no mercado automotivo, viabilizada pelas certificações ISO 9001 e QS 9000 obtidas ao longo de 2001.

A captação de novos clientes foi um ponto marcante da Unidade de Mercado Construção Civil, em função do crescimento dos mercados de coberturas e painéis termo-acústicos em aço. Vale ressaltar, ainda, a intensificação da utilização do sistema construtivo em aço CSN na construção de casas, galpões e estabelecimentos comerciais. Foram construídas cerca de 130 unidades - um crescimento de 40% em volume, em relação a 2000. Destaca-se ainda o início das operações, em janeiro, do centro de serviços da CISA. Em setembro, as linhas de corte longitudinal e transversal atingiram o ritmo de sua capacidade nominal, ou seja, 60 mil e 35 mil toneladas anuais, respectivamente.

Na Unidade de Mercado Embalagens a CSN teve uma atuação mais ativa junto à cadeia produtiva. Isso possibilitou a introdução da embalagem de aço em novas aplicações industriais, tais como: café solúvel, óleo de canola e ração seca.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Na Unidade de Mercado Linha Branca & OEM foram implementadas as atividades de engenharia simultânea junto aos clientes, com a atuação de engenheiros residentes nas instalações industriais dos clientes e o sistema "Just In Time" de fornecimento. O centro de serviços da CISA também fornece soluções nesse segmento industrial.

Um importante marco alcançado em 2001 foi o mapeamento do destino final dos produtos vendidos pela CSN, através dos distribuidores, clientes da Unidade de Mercado Grande Rede. Este sistema permitirá conhecer as necessidades do consumidor final e estabelecer um relacionamento mais estreito com o mesmo. Destacamos também a inauguração da filial da CSN no Paraná, junto à CISA, que passou a atender com maior agilidade e proximidade os clientes estratégicos da região sul do País. Essa Unidade abrange, ainda, as atividades da Inal, controlada da CSN e segunda maior distribuidora de aços do Brasil. A Inal optou, em 2001, por transferir sua carteira de exportações para a CSN e concentrou todo o seu foco no mercado doméstico.

INFRA-ESTRUTURA

- Logística

Em 2001, pelo quarto ano consecutivo desde o seu arrendamento, o Terminal de Carvão do Porto de Sepetiba (Tecar) atingiu o seu principal objetivo: reduzir o custo efetivo de movimentação de carvão e coque para a CSN. Isso foi possível graças ao melhor desempenho de suas atividades operacionais e ao incremento da prestação de serviços a clientes. Foram descarregadas 3,2 milhões de toneladas de carvão para uso da CSN, além de 1,2 milhão de toneladas de cargas para clientes diversos. Para 2002, além do permanente desafio de racionalização de custos, a expectativa é de diversificação das cargas e de um aumento de 20% no volume descarregado.

Sepetiba Tecon S.A. (Tecon), na qual a CSN possui participação direta e indireta de 50% e a CVRD os outros 50%, iniciou a implantação e o funcionamento de seus dois portêineres post-panamax no terminal de contêineres. Além de contêineres, o Tecon movimenta produtos siderúrgicos, veículos e outras cargas gerais. A CSN vem consolidando o escoamento de suas vendas externas por intermédio desse terminal. Em 2001 escoamos por ele 465 mil toneladas, ou 65% do volume total exportado.

A MRS, ferrovia que passa pelos estados de Minas Gerais, Rio de Janeiro e São Paulo, e na qual temos uma participação de 32%, registrou mais uma vez volume recorde de carga transportada: 69 milhões de toneladas em 2001. A MRS é de vital importância na cadeia logística da CSN, pois leva até a Usina Presidente Vargas, em Volta Redonda, todo o minério de ferro de Casa de Pedra, assim como o carvão e o coque importados pelo Porto de Sepetiba. Além disso, a MRS também interliga a Usina ao porto do Rio de Janeiro e a importantes mercados da região Sudeste. Em 2001, a CSN transportou pela MRS cerca de 11 milhões de toneladas de matéria-prima e produtos finais, o que representa 16% do volume total transportado pela ferrovia.

Cerca de 53% de nosso volume vendido em 2001 foi feito via modal ferroviário. Considerando apenas a carga direcionada ao mercado externo, este número é ainda mais relevante: 97%. O escoamento de nossos produtos para clientes domésticos via ferrovia superou 40% do total em 2001, o que representa mais que o dobro do percentual de 1999, conforme se observa na tabela abaixo:

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

% do Total das Vendas Escoadas por Ferrovias


19%
25%
41%
88%
99%
97%
43%
48%
53%
1999
2000
2001
MI
ME
MI+ME

- Energia

Além da implantação da CTE, em operação desde dezembro de 1999, a CSN detém participação em dois empreendimentos de geração de energia hidrelétrica: as usinas de Itá e Igarapava, e ainda mantém um contrato de compra de eletricidade com a Light até dezembro de 2005, da qual adquire parte da energia que consome, na condição de "consumidora cativa" daquela concessionária, estando sujeita, portanto, a tarifas reguladas pelo poder concedente.

Os excedentes de geração de energia elétrica são vendidos pela CSN Energia, controlada da Companhia responsável pela comercialização de energia, através de contratos bilaterais e no mercado de curto prazo, no âmbito do Mercado Atacadista de Energia (MAE).

No período de racionamento de energia, a CSN teve o contrato de fornecimento com a Light reduzido em 20%. No entanto, a CTE compensou essa diminuição, pois gerou não só energia suficiente para o atendimento à Usina, como para a venda de excedentes no mercado. Isso foi possível porque as reformas realizadas na Usina entre maio e julho contribuíram para reduzir acentuadamente o consumo de energia elétrica nos equipamentos de laminação. Nesse período, parte dos gases siderúrgicos foi substituída por gás natural, como combustível para a CTE. Com isso, a CSN Energia faturou, em 2001, R$ 566 milhões com a comercialização de energia elétrica, dos quais R$ 425 milhões por intermédio do MAE. Isso trouxe uma geração de caixa contábil (EBITDA) de R$ 424,7 milhões.

Dentro da estratégia de focar na siderurgia, decidimos alienar a participação acionária na usina de Itá. Os termos e condições dessa alienação estão sendo negociados e vão contemplar alternativas que visam assegurar o suprimento de energia elétrica da Companhia.

Também em função de sua atuação neste segmento, a CSN foi eleita a empresa do ano pela revista Exame.

- Mineração

A mina de minério de ferro de Casa de Pedra foi uma das primeiras a receber a certificação ISO 14001 no Brasil, no final de 2001. Esse certificado representa a conscientização, controle e ação sobre os impactos que a atividade mineradora causa ao meio ambiente. A mina possui minério de ferro de excelente qualidade, com teor de pureza de até 68%, o que contribui para aumentar a competitividade da CSN, dado o forte impacto no custo final das placas.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Em 2001, 6,1 milhões de toneladas de minério foram destinadas à UPV e 4,3 milhões foram vendidas no mercado nacional. Em 2000, esses números totalizaram 7,2 milhões e 3,9 milhões de toneladas, respectivamente. A Usina recebeu menor volume de minério em função da reforma do AF-3. A produção de fundentes na mina de Arcos foi da ordem de 1,3 milhão de toneladas, com previsão de expansão da capacidade instalada de produção para o próximo ano.

MERCADO DE CAPITAIS

- Desempenho de mercado

Não obstante o fraco desempenho do mercado acionário, evidenciado pela queda de 11,0% no Ibovespa e de 7,1% no Dow Jones Industrial Average, nossas ações na Bovespa – cotadas em lotes de mil ações – apresentaram comportamento muito favorável, valorizando-se em 18,9% ao longo de 2001. Na NYSE, nossos ADRs iniciaram o ano cotados a US$ 20,70 e fecharam o ano valendo US$ 16,12, devido à desvalorização do real e aos efeitos negativos dos atentados de 11 de setembro.

Na Bovespa, registramos um volume médio diário de negociação de mais de 100 milhões de títulos, distribuídos em mais de 26 mil negócios ao longo do ano. Em 2001, a negociação de nossos ADRs representou 34% dos negócios totais realizados com as ações na Bovespa e na NYSE. A participação estrangeira total no capital da CSN em 2001 (tanto via Bovespa como via NYSE) se manteve em 20%.

- Captação de recursos

Em 12 de abril lançamos nosso primeiro programa de *US Commercial Papers* de dois anos, no valor de US$ 250 milhões, a um custo aproximado de 5,9% a.a. Em 17 de outubro foram lançados mais US$ 220 milhões, compostos de uma linha de US$ 140 milhões, com vencimento de um ano e a um custo aproximado de 4,3% a.a., e outra de US$ 80 milhões, com vencimento de dois anos e custo aproximado de 6,2% a.a. Os recursos levantados por essas operações estão sendo integralmente utilizados para financiar e refinanciar operações de comércio exterior. Os baixos custos dessas colocações refletem não somente a queda dos juros internacionais no período, como também o elevado nível de confiança que o mercado financeiro internacional deposita em nossa empresa, mesmo em um período como o atual, de grande volatilidade e complexidade no cenário econômico internacional.

Além disso realizamos, ao longo do segundo trimestre, a segunda oferta pública para recompra dos US$ 600 milhões em *Euronotes* de 9,125%, emitidos por nossa subsidiária integral, Iron, em junho de 1997, com vencimento em 2007. Dos US$ 367 milhões remanescentes, um total de US$ 287 milhões foi recomprado nessa segunda oferta estruturada, a preços bastante atraentes para a empresa.

Mais recentemente, já em 1º de março de 2002, emitimos R$ 690 milhões em debêntures escriturais (não conversíveis em ações) em duas séries, com valor nominal unitário de R$ 10 mil. Tal captação caracteriza nossa intenção de reduzir a exposição cambial do endividamento, buscando o acesso a fontes atrativas de financiamento interno, conforme a nova política de *hedge*.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

- Reestruturação societária

Em 15 de março de 2001 foi concluída a liquidação financeira da operação de venda de 32.926.078 ações ordinárias de emissão da Valepar S.A., detidas pela CSN, para a Bradespar S.A., Bradesplan Participações S.A. e Litel Participações S.A. - acionistas que já possuíam, na época, direta ou indiretamente, participação acionária na Valepar S.A. O valor de venda dessa participação foi de R$ 2.569,6 milhões. Por outro lado, a Vicunha Siderurgia adquiriu da Bradespar S.A. e da Caixa de Previdência dos Funcionários do Banco do Brasil - Previ o total das suas participações acionárias na CSN – 17,9% e 13,8%, respectivamente – e ampliou sua participação total na Companhia para 46,5%.

- Governança Corporativa

A CSN vem se destacando por sua transparência, agilidade e qualidade no fornecimento de informações ao mercado de capitais. A ABAMEC Nacional (Associação Brasileira de Analistas do Mercado de Capitais), em reconhecimento ao trabalho que vem sendo feito, agraciou a CSN com o prêmio de Melhor Empresa de Capital Aberto do ano 2000. A empresa tem dedicado esforços ao aprimoramento do nível de transparência adotado, com o desenvolvimento de novas ferramentas via *web*; além disso, está realizando uma importante pesquisa entre os investidores pessoas físicas, com vistas a detalhar estratégia para atrair novos investidores nesse importante segmento da nossa base.

Em 24 de abril de 2001, foi aprovada nas Assembléias Gerais Ordinária e Extraordinária a alteração do Estatuto Social da Companhia, relativa à composição do Conselho de Administração, que passou a ser composto por nove membros (em lugar de onze), entre os quais um é presidente e o outro vice-presidente. O prazo de gestão do Conselho de Administração foi alterado de dois para um ano, sendo permitida a reeleição.

A Diretoria de Auditoria Interna reporta-se diretamente ao Conselho de Administração. Não foi solicitada por nenhum acionista minoritário a instalação do Conselho Fiscal para o exercício de 2001.

GESTÃO DE PESSOAS

Em 2001 procuramos alinhar nossos gestores à missão corporativa da empresa. Com isso, foram dados grandes passos no sentido de aperfeiçoar e capacitar o quadro de colaboradores, preparando-os para vencer desafios diante da conjuntura nacional e das incertezas do cenário econômico global.

A partir da nossa determinação em contar com uma formação mínima de nível secundário para todo o pessoal até 2004, 480 empregados receberam, em 2001, formação no ensino médio (segundo grau), através do Projeto Educar. Foram desenvolvidos, além disso, programas de aperfeiçoamento e reciclagem técnica para técnicos e engenheiros. Foi concluído também em 2001 o primeiro ciclo do programa de MBA Empresarial, em conjunto com a Fundação Dom Cabral, que formou 60 executivos, com objetivo claro de modernização dos sistemas e processos de gestão da empresa. Os investimentos totais foram da ordem de R$ 2,2 milhões.

Em 2002 pretendemos manter a estratégia de investir no desenvolvimento humano, desde o nível operacional até o executivo, pois acreditamos que o capital humano é a matéria-prima mais importante da empresa, e só através dela será possível superar os desafios de crescimento.

Quanto à remuneração, consolidamos o Programa de Remuneração Variável para os Executivos com o objetivo de atrair e reter profissionais de alto desempenho, estimular a cultura de responsabilidade por resultados, alinhando expectativa de recompensas e resultados e aumentando a competitividade do pacote de remuneração da empresa.

Lucro compartilhado

Em seu 4° ano de vigência, o Programa de Participação nos Lucros e Resultados (PLR) confirmou mais uma vez o seu papel de eficiente instrumento de gestão e de motivação de pessoal. Em 2001 o total destinado foi de R$ 31,8 milhões. Em 2000 foram R$ 32,4 milhões. Estes valores representam 2,5% do EBITDA gerado a cada ano.

Previdência Privada

Com um quadro social de quase 25 mil participantes, os benefícios pagos em 2001 pela Caixa Beneficente dos Empregados da CSN (CBS PREVIDÊNCIA) aos 17,1 mil aposentados, beneficiários e empregados em gozo de auxílio-doença ou invalidez atingiram cerca de R$ 92 milhões.

Os canais de atendimento continuaram a apresentar significativa demanda ao longo do ano, e chegaram ao fim do período com aproximadamente 73 mil eventos. Os empréstimos foram a principal razão dos contatos dos participantes com a entidade, representando 30% dos atendimentos no ano, com a liberação de mais de R$ 29 milhões, distribuídos em 8 mil concessões.

O processo interno de modernização da entidade prosseguiu em 2001 com a conclusão da implantação dos principais módulos do sistema integrado de gestão (previdenciário e empréstimos), prevista para o 1.° quadrimestre de 2002. Dessa forma, estão se solidificando as bases para que a entidade estabeleça um sistema de atendimento remoto eficaz e capaz de assistir ao participante a todo momento.

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar - SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção, à época, de 42,5% em 35 anos, pelos participantes, e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário.
Esse equacionamento será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS Previdência e CSN com a SPC, visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial. Em 31 de dezembro de 2001 essa reserva a amortizar era de R$476,1 milhões.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

MEIO AMBIENTE

O ano de 2001 consolida uma transformação positiva da CSN no trato com o meio ambiente. Em Volta Redonda, o principal pilar desse processo são as obras realizadas no âmbito do TAC – Termo de Ajustamento de Conduta.

Assinado em 27 de janeiro de 2000 com a FEEMA - Fundação Estadual de Engenharia do Meio Ambiente, a SEMADS - Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável e a PGE - Procuradoria Geral do Estado, o TAC reúne 130 ações de controle ambiental a serem desenvolvidas no período entre a data da sua assinatura e dezembro de 2002. Tais ações garantem o pleno enquadramento das operações da Usina à legislação ambiental. Ao longo de 2000 e 2001, cumprimos os cronogramas acordados dentro das regras de adimplência definidas no TAC.

Em 2001 foram investidos R$ 90 milhões em meio ambiente, que se somam a R$ 113 milhões investidos no ano anterior.

No Tecar, as ações de controle ambiental empreendidas desde 2000 foram consolidadas em um Termo de Compromisso Ambiental, assinado com a FEEMA e a SEMADS em 30 de novembro de 2001. Em Criciúma e Siderópolis, no estado de Santa Catarina, tiveram continuidade ações para remediação de efeitos ambientais das atividades de mineração de carvão descontinuadas na década de 1980.

No que se refere à gestão ambiental, em 2001 foi confirmada pela empresa de auditoria norte-americana ABS a certificação da mina de Casa de Pedra pela norma internacional ISO 14001. As certificações da Usina de Volta Redonda e da GalvaSud estão previstas para 2002.

AÇÃO SOCIAL

A Fundação CSN, que faz parte da estratégia corporativa de responsabilidade social empresarial da CSN, investiu em 2001 R$ 11 milhões em projetos sociais que visam a educação para o trabalho em ensino técnico profissionalizante, meio ambiente e desenvolvimento comunitário. A partir da definição do seu foco - Educação para o Trabalho - a Fundação reavaliou as ações sociais que vinham sendo realizadas, em busca do aperfeiçoamento da aplicação dos projetos desenvolvidos nas comunidades onde atua.

Outro desafio em 2001 foi a identificação de ferramentas de avaliação que pudessem mensurar o desempenho dos projetos, com o objetivo de priorizar investimentos, adequá-los à necessidade do público atingido e viabilizar sua sustentabilidade. A inserção do indivíduo na vida produtiva, a descoberta de novos talentos, a formação de cidadãos e a capacitação profissional nortearam os projetos da Fundação CSN, que priorizam crianças e jovens.

11.01 - NOTAS EXPLICATIVAS

Demonstrações dos Fluxos de Caixa (informação suplementar)
(Em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
Fluxo de caixa proveniente das operações:				
Lucro liquido do exercicio	296.040	1.640.336	299.829	1.777.264
Ajustes para reconciliar o lucro liquido do exercício com os recursos provenientes das atividades operacionais:				
- Amortização da variação cambial diferida	739.280	173.779	739.280	173.779
- Variações monetárias e cambiais liquidas	(550.995)	223.296	(627.064)	231.749
- Provisão para encargos sobre emprestimos e financiamentos	514.869	335.716	365.968	400.137
- Depreciação / exaustão / amortização	411.430	389.225	425.752	391.999
- Baixas de ativo permanente	4.130	1.129.086	5.024	1.557.228
- Resultado de participações societárias	(479.223)	(1.418.701)	55.862	(80.184)
- Ganhos (perdas) não operacionais		(97.149)	(967)	(97.149)
- Imposto de renda e contribuição social diferidos	82.288	(5.813)	63.406	(10.994)
- Outras provisões	53.748	160.365	(16.096)	118.689
	1.071.567	**2.530.140**	**1.310.994**	**4.462.518**
(Aumento) diminuição nos ativos:				
- Contas a receber	(14.922)	(55.787)	(471.057)	(35.243)
- Títulos a receber por venda de investimentos	2.961.803	(2.864.654)	3.277.495	(3.180.347)
- Estoques	(13.689)	(122.208)	13.256	(207.665)
- Depósitos judiciais	(66.456)	(153.040)	(68.015)	(153.227)
- Créditos com controladas e coligadas	(504.835)	323.349	(3.556)	3
- Impostos a Compensar	(177.676)	89.455	(178.446)	89.455
- Outros	(15.666)	(163.946)	(51.270)	(145.139)
	2.168.559	**(2.946.831)**	**2.518.407**	**(3.632.163)**
Aumento (diminuição) nos passivos:				
- Fornecedores	(106.641)	189.832	(101.863)	186.100
- Salários e encargos sociais	8.165	7.988	7.251	15.858
- Tributos	(47.096)	3.036	30.222	32.906
- Contas a pagar - empresa controlada	151.728	621.561		
- Outros	56.788	128.825	57.466	130.934
	62.944	**951.242**	**(6.924)**	**365.798**
Recursos líquidos provenientes das atividades operacionais	**3.303.070**	**534.551**	**3.822.477**	**1.196.153**
Fluxo de caixa utilizado nas atividades de investimentos:				
Investimentos	(183.028)	(240.045)	(125)	(200.911)
Imobilizado	(754.526)	(595.149)	(883.726)	(735.127)
Diferido	(51.101)	(69.686)	(83.982)	(82.794)
Recursos liquidos utilizados nas atividades de investimentos	**(988.655)**	**(904.880)**	**(967.833)**	**(1.018.832)**
Fluxo de caixa proveniente das atividades de financiamento:				
Ingressos de empréstimos e financiamentos:	954.212	1.422.608	11.739.394	5.453.735
Pagamentos efetuados:				
- Instituições financeiras	(1.241.275)	(1.089.381)	(12.545.868)	(5.618.922)
- Controladas	(83.032)			
- Juros sobre capital próprio/dividendos	(2.753.405)	(122.788)	(2.753.405)	(122.788)
	(4.077.712)	**(1.212.169)**	**(15.299.273)**	**(5.741.710)**
Recursos liquidos provenientes das atividades de financiamento	**(3.123.500)**	**210.439**	**(3.559.879)**	**(287.975)**
Diminuição no caixa e títulos e valores mobiliários	**(809.085)**	**(159.890)**	**(705.235)**	**(110.654)**
Caixa e títulos e valores mobiliários no início do exercício	1.187.769	1.347.659	1.365.673	1.476.327
Caixa e títulos e valores mobiliários no fim do exercício	**378.684**	**1.187.769**	**660.438**	**1.365.673**
Informações adicionais para o fluxo de caixa				
Variações monetárias e juros ativados	100.938	73.835	111.723	73.810

11.01 - NOTAS EXPLICATIVAS

1. CONTEXTO OPERACIONAL

A Companhia Siderúrgica Nacional (CSN) produz aços planos, tendo como principal instalação industrial a Usina Presidente Vargas, localizada no Município de Volta Redonda, Estado do Rio de Janeiro.

A CSN explora, ainda, minério de ferro, calcário e dolomita, no Estado de Minas Gerais, para suprir as necessidades da Usina Presidente Vargas. Para otimização de suas atividades, a companhia também investe estrategicamente em empresas de transporte ferroviário e energia elétrica, entre outras.

2. PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações contábeis foram elaboradas de acordo com as práticas contábeis previstas na legislação societária brasileira e nas normas e pronunciamentos estabelecidos pela Comissão de Valores Mobiliários (CVM) e pelo Instituto Brasileiro dos Auditores Independentes – IBRACON.

(a) Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercícios. Conforme detalhado na nota 12, a companhia optou por diferir parte das variações cambiais líquidas incorridas no primeiro trimestre de 1999 e no exercício de 2001.

(b) Títulos e valores mobiliários

Os títulos e valores mobiliários estão registrados ao custo, acrescidos dos rendimentos auferidos até a data dos balanços, não excedendo o valor de mercado.

(c) Provisão para devedores duvidosos

A provisão para devedores duvidosos foi constituída em montante julgado suficiente pela Administração, para absorver eventuais perdas na realização dos recebíveis.

(d) Estoques

Os estoques são valorizados ao menor valor entre o custo médio de produção/compra e o valor líquido de realização ou o custo de reposição, respectivamente, exceto as importações em andamento, que são valorizadas ao custo identificado.

(e) Demais ativo circulante e realizável a longo prazo

São apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos auferidos até a data do balanço ou, no caso de despesas antecipadas, ao custo.

11.01 - NOTAS EXPLICATIVAS

(f) Investimentos

Os investimentos em sociedades controladas, controladas em conjunto e coligadas são avaliados pelo método da equivalência patrimonial, acrescidos de ágio a amortizar, quando aplicável.

Os demais investimentos permanentes são avaliados pelo custo de aquisição.

(g) Imobilizado

O valor do ativo imobilizado da controladora inclui a reavaliação dos bens, com base em laudo de peritos avaliadores independentes, realizado em 31 de março de 1999, conforme facultado pela Deliberação CVM nº 288 de 3 de dezembro de 1998. A depreciação é calculada pelo método linear, às taxas mencionadas na nota 11, com base na vida útil-econômica remanescente dos bens após a reavaliação. A exaustão da mina é calculada com base na quantidade de minério de ferro extraída. Os encargos financeiros relativos a recursos captados para obras em andamento são capitalizados enquanto as mesmas não forem concluídas.

As controladas demonstram o ativo imobilizado pelo valor de custo de aquisição, líquido de depreciação acumulada, exceto a FEM – Projetos, Construções e Montagens S.A. que possui bens reavaliados, que não ultrapassam o valor de recuperação dos mesmos.

(h) Diferido

A formação do diferido deve-se, basicamente, a gastos incorridos no desenvolvimento e implantação de projetos que deverão gerar retorno econômico para a companhia nos próximos exercícios, sendo a amortização efetuada linearmente de acordo com o prazo previsto de retorno econômico dos referidos projetos. Adicionalmente, inclui o montante das variações cambiais líquidas relativas ao primeiro trimestre de 1999 e exercício de 2001, conforme disposto na Deliberação CVM nº 294/99 e Deliberações CVM nºs 404/01 e 409/01, respectivamente.

(i) Passivo circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais incorridas até a data dos balanços.

(j) Provisão para manutenção e grandes reformas dos altos-fornos

É registrada conforme a característica dos gastos, sendo: a) Manutenção - constituída anualmente de acordo com estimativas de gastos a serem incorridos para manter certas instalações em plena capacidade de produção (a provisão é apresentada no passivo circulante no grupo Outros); b) Grandes reformas e refratamento - são capitalizados no ativo imobilizado em operação, sendo depreciados pelo período compreendido até a próxima grande reforma prevista.

(k) Demonstrações contábeis relativas ao exercício findo em 31 de dezembro de 2000

As demonstrações contábeis relativas ao exercício findo em 31 de dezembro de 2000 foram reclassificadas para fins de comparabilidade, principalmente pela reclassificação de tributos a recolher – passivo circulante para outros – exigível a longo prazo.

11.01 - NOTAS EXPLICATIVAS

(l) Benefícios a empregados

Em atendimento à Deliberação CVM nº 371 de 13 de dezembro de 2000, a companhia, mediante estudo atuarial, optou por provisionar anualmente 20% desse encargo, a partir do exercício de 2002 até 2006, correspondentes aos benefícios pós empregos, conforme divulgado na Nota 25c.

(m) Imposto de Renda e Contribuição Social sobre o Lucro Líquido

São calculados com base nas alíquotas efetivas de imposto de renda e contribuição social sobre o lucro líquido e consideram a absorção de prejuízos fiscais e base negativa de contribuição social, limitada a 30%, para fins de determinação de exigibilidade. Na apuração do imposto de renda e da contribuição social sobre o lucro líquido, são constituídos créditos fiscais de impostos diferidos sobre prejuízo fiscais, base negativa e sobre diferenças temporárias, bem como, débitos fiscais de imposto de renda e contribuição social sobre variação cambial diferida de 1999 e 2001 e outras diferenças temporais.

3- DEMONSTRAÇÕES CONTÁBEIS CONSOLIDADAS

As demonstrações contábeis consolidadas em 31 de dezembro de 2001 e 31 de dezembro de 2000 incluem as seguintes controladas e controladas em conjunto:

Empresas	Participação direta no capital social total e votante (%) 31/12/2001	31/12/2000	Atividades principais
Consolidadas integralmente:			
CSN Overseas	100,00	100,00	Operações financeiras
CSN Iron, S.A.(1)		100,00	Operações financeiras
CSN Steel Corp.	100,00	100,00	Participações societárias
CSN Islands Corp.	100,00	100,00	Operações financeiras
Energy I Corp.(1)		100,00	Participações societárias
CSN Energy Corp.	100,00	100,00	Participações societárias
CSN Cayman Ltd. (2)		100,00	Comercialização de aço
Steel II, S.A.	100,00	100,00	Participações societárias
CISA - CSN Indústria de Aços Revestidos S.A.	99,99	99,99	Centro de serviços de produtos siderúrgicos
CENER S.A.(3)		99,99	Participações societárias
FEM - Projetos , Construções e Montagem S.A.	99,99	99,99	Manutenção e montagem
Indústria Nacional de Aços Laminados - Inal S.A.	99,99	99,99	Centro de serviços de produtos siderúrgicos
CSC - Cia. Siderúrgica do Ceará	99,99	99,99	Siderurgia
CSN Panama, S.A.	99,99	99,99	Participações societárias
CSN Energia S.A.	99,90	99,90	Comercialização de energia elétrica
CSN Participações Energéticas S.A.	99,70	99,70	Participações societárias
CSN I S.A.	99,67	99,67	Siderurgia
Consolidadas proporcionalmente:			
GalvaSud S.A	51,00	51,00	Centro de serviços de produtos siderúrgicos
Nordeste Energia Participações S.A (NEPAR)	50,01	50,01	Participações societárias
Sepetiba Tecon S.A (4)	20,00	20,00	Serviços portuários

(1) Em dezembro de 2001, a CSN Iron, S.A. passou a ser controlada pela CSN Panama, S.A. e a Energy I Corp. pela CSN Energy Corp. Considerando-se a participação indireta, o percentual de participação total em ambas atinge 100%.

(2) Em janeiro de 2001, a CSN Cayman, Ltd. passou a ser controlada pela Energy I Corp. Considerando-se a participação indireta, o percentual de participação total atinge 100%.

(3) Em 31 de maio de 2001, a CENER S.A., empresa na qual a CSN participava com 99,99% do seu capital total, foi incorporada pela Itá Energética.

(4) Considerando a participação indireta na Sepetiba Tecon S.A., através da CSN Panama,S.A., o percentual de participação total atinge 50%.

11.01 - NOTAS EXPLICATIVAS

As datas de encerramento dos exercícios sociais das controladas e controladas em conjunto são coincidentes com as da controladora.

As demonstrações contábeis elaboradas em dólares norte-americanos (CSN Cayman, CSN Iron, CSN Panama, CSN Islands, CSN Steel, Energy I Corp., CSN Overseas, CSN Energy Corp. e CSN Stell II, S.A.) foram convertidas para reais pela taxa de 31 de dezembro de 2001 – R$ 2,3204 (31 de dezembro de 2000 - R$ 1,9554) e os ganhos/perdas auferidos dessas conversões foram contabilizados nos resultados dos respectivos exercícios, na linha de resultado de equivalência patrimonial na controladora e na linha de variação monetária no consolidado. As referidas demonstrações contábeis foram preparadas utilizando-se de práticas contábeis compatíveis com as adotadas pela controladora.

Na elaboração das demonstrações contábeis consolidadas, todos os saldos e transações entre as sociedades consolidadas foram eliminados.

A CSN obteve anuência da Comissão de Valores Mobiliários para não consolidar as investidas abaixo, por não representarem alteração relevante na unidade econômica consolidada.

	Participação no capital social(%)			
	31/12/2001		31/12/2000	
Empresas	Total	Votante	Total	Votante
Companhia Ferroviária do Nordeste - CFN	30,00	30,00	30,00	30,00
Ferrovia Centro Atlântica S.A. (FCA)	11,95	11,66	11,95	11,66
Itá Energética S.A.			25,19	48,75
MRS Logística S.A.	32,17	18,63	32,17	18,63

O Conselho de Administração decidiu alienar a participação acionária da companhia na Itá Energética S.A. (ITASA), que era de 48,75%, transferindo o valor desse investimento para o realizável a longo prazo.

As demonstrações contábeis consolidadas não contemplam a CSN Aceros, S.A., coligada através da participação de 37,50% pela CSN Panama, S.A.

A conciliação entre o patrimônio líquido e o lucro líquido do exercício da controladora e do consolidado é apresentada a seguir:

	Patrimônio líquido		Lucro líquido	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Controladora	5.153.213	5.746.058	296.040	1.640.336
Reversão de patrimônio líquido negativo de controladas				147.270
(Eliminação) Realização de lucros nos estoques	(20.599)	(28.511)	7.912	(10.811)
Juros ativados	(14.489)	(14.340)	(149)	(25)
Ajustes de exercícios anteriores e outros acréscimos			(3.981)	
Outros ajustes	8	494	7	494
Consolidado	5.118.133	5.703.701	299.829	1.777.264

Estão sendo apresentadas apenas as mutações do patrimônio líquido da controladora.

11.01 - NOTAS EXPLICATIVAS

4. TRANSAÇÕES ENTRE PARTES RELACIONADAS

	CSN OVERSEAS	CSN CAYMAN	CSN IRON	CSN PANAMA	CSN ISLANDS	MRS	GALVASUD	CISA	INAL	OUTRAS*	TOTAL 31/12/2001	TOTAL 31/12/2000
ATIVO												
Contas a Receber	318	217.246				203	27.118	134	73.556	43	318.644	336.451
Outras Operações:												
Debêntures Sepetiba Tecon										10.000	18.000	23.000
Dividendos a receber CSN Energia										239.854	239.854	
Mútuo/conta corrente(1)	467.132		152.392	23.757		4.781	2	50		88	648.182	612.730
Adiantamento a fornecedores						5.877					5.877	
Adiantamento para futuro aumento de capital								68.832		6.219	75.051	19.722
TOTAL	467.448	217.246	152.392	23.757		10.841	27.118	69.046	73.556	264.204	1.305.608	991.904
PASSIVO												
Empréstimos:												
Pré-pagamento		128.059									128.059	530.642
Fixed rate notes(2)	145.974										145.974	127.957
Emprest. Investidas	69.174										69.174	51.951
Intercompany bonds(3)			1.402.827		845.481						2.248.308	1.894.871
Mútuo/conta corrente(1)	813.682	18.854								3.076	835.612	685.306
Outras Operações:												
Prestação de Serviços										577	577	
Estoque de Coligadas								54.198	10.439		64.637	1.042
Contas a pagar							68		300	317	685	
TOTAL	1.028.830	146.913	1.402.827		845.481		68	54.198	10.739	3.970	3.483.026	3.291.769
											31/12/2001	31/12/2000
RECEITA												
Vendas de produtos e serviços		434.059					106.746	21.230	195.236		757.271	803.664
Juros e variação cambial	8.368	70.181	24.266	3.423	229						106.467	145.389
Outras						8				254	262	910
TOTAL	8.368	504.240	24.266	3.423	229	8	106.746	21.230	195.236	254	864.000	949.963
DESPESA												
Serviços						10.323				24.260	34.583	176.663
Juros e variação cambial	214.005	23.686	190.551		25.964					524	454.730	351.556
Outras												33.591
TOTAL	214.005	23.686	190.551		25.964	10.323				24.784	489.313	561.810

*OUTRAS: CFN, FCA, CSC, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. e CSN Participações Energéticas S.A.

Essas operações foram pactuadas em condições normais de mercado e/ou legislação vigente para operações semelhantes, sendo as principais destacadas abaixo:

(1) Libor + 6% a.a. - prazo indeterminado.
(2) Juros de 11% a.a. - vencimento 1ª tranche: 23/01/2004 e 2ª tranche: 29/01/2004.
(3) Juros de 9,5% a.a. (1ª tranche) e 8,25% a.a.(2ª tranche) - vencimento 1ª e 2ª tranche: 01/06/2007 – CSN Iron
Juros de 2,8% a.a.- vencimento: 02/08/2002 – CSN Island

5. TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Curto prazo				
Fundo de investimento financeiro (líquido de imposto de renda na fonte)	200.485	1.135.530	450.349	1.135.530
Aplicação no exterior e posição líquida de opções de dólar	378	23.681	30.163	77.229
Renda fixa	143.121	20.255	120.065	113.345
	343.982	1.179.466	600.577	1.326.104
Longo prazo (incluído em Outros)				
Renda fixa e debêntures (líquido de provisão para perdas prováveis e imposto de renda na fonte)	19.169	23.917	4.048	917
	363.151	1.203.383	604.625	1.327.021

A Administração da companhia vem aplicando a maior parte de seus recursos financeiros em Fundos de Investimentos, os quais estão compostos por títulos do governo e papéis de renda fixa com variação monetária ou cambial, emitidos no país.

6 – CONTAS A RECEBER

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Mercado interno	510.244	506.013	906.743	468.077
Empresas controladas e coligadas	101.057	78.667		
Outros clientes	409.187	427.346	906.743	468.077
Mercado externo	226.220	262.622	115.386	63.970
Empresas controladas e coligadas	217.587	257.784		
Outros clientes	8.633	4.838	115.386	63.970
Provisão para devedores duvidosos	(81.396)	(153.016)	(86.518)	(157.520)
	655.068	615.619	935.611	374.527

Do montante da provisão para devedores duvidosos apresentados em 31 de dezembro de 2000, R$75.000 foram renegociados com clientes durante o exercício de 2001.

7. ESTOQUES

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Produtos acabados	169.265	144.498	217.306	194.602
Produtos em elaboração	137.054	62.840	134.634	73.561
Matérias-primas	136.943	202.335	191.795	267.201
Almoxarifado	148.312	159.895	149.707	161.049
Importações em andamento	12.560	40.893	12.803	40.894
Materiais em trânsito	19.472	2.658	22.842	7.180
	623.606	613.119	729.087	744.487

8. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Ativo circulante				
Imposto de renda	99.098	212.525	111.746	227.023
Contribuição social	35.356	39.028	36.139	39.301
	134.454	251.553	147.885	266.324
Realizável a longo prazo				
Imposto de renda	220.727	61.519	248.507	71.278
Contribuição social	29.595	12.398	39.001	15.704
	250.322	73.917	287.508	86.982
Passivo circulante				
Imposto de renda	138.027	85.563	138.694	85.563
Contribuição social	58.822	30.802	59.062	30.802
	196.849	116.365	197.756	116.365
Exigível a longo prazo				
Imposto de renda	920.539	906.599	921.873	906.599
Contribuição social	294.573	326.376	295.054	326.376
	1.215.112	1.232.975	1.216.927	1.232.975
Patrimônio líquido				
IR s/ parcela de reserva de reavaliação	(840.515)	(881.829)	(840.515)	(881.829)
CSL s/ parcela de reserva de reavaliação	(279.798)	(317.458)	(279.798)	(317.458)
	(1.120.313)	(1.199.287)	(1.120.313)	(1.199.287)
Resultado				
Imposto de renda	(61.938)	30.631	(48.506)	35.326
Contribuição social	(20.354)	(24.818)	(14.902)	(24.332)
	(82.292)	5.813	(63.408)	10.994

11.01 - NOTAS EXPLICATIVAS

As origens do imposto de renda e contribuição social diferidos da controladora são demonstradas a seguir:

	31/12/2001				31/12/2000			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Ativos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Provisão para contingências cíveis, trabalhistas e fiscais	4.323	28.678	1.626	8.636	5.797	20.315	2.087	7.312
Provisão para devedores duvidosos	11.006	5.586	3.962	1.787	33.355		12.000	
Provisão para juros sobre capital próprio	22.522		8.108		147.306		15.810	
Provisão para passivo a descoberto		1.148		367	3.253		1.171	
Provisão para perda do estoque	2.057		741		4.369		1.573	
Provisão para perda do imobilizado	620		196		4.202		1.512	
Tributos em discussão judicial		46.697				26.500		
Prejuízos fiscais / base negativa	23.000	136.385	8.280	17.801				
Perdas de títulos a receber	30.898		11.123					
Outros	4.475	4.228	1.816	944	14.241	14.097	4.860	5.086
Total	99.098	220.737	35.856	29.595	212.526	61.519	39.026	12.898

	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Passivos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Variação cambial diferida	96.527	117.884	34.890	37.650	33.887	45.515	12.199	16.356
Lucros de controladas no exterior não disponibilizados						26.069		9.392
IR / CSL sobre reserva de reavaliação	42.500	798.015	24.432	255.388	51.676	830.153	18.603	298.860
Outros		4.640		1.546		4.842		1.744
Total	138.027	920.539	58.622	294.573	85.563	906.579	30.802	326.376

O imposto de renda e a contribuição social ativos diferidos decorrentes de prejuízos fiscais e base negativa de contribuição social, foram constituídos baseados no histórico de rentabilidade da companhia e a conseqüente expectativa de rentabilidade futura. A expectativa é de que tais créditos sejam integralmente compensados no período de até 5 anos.

Além dos créditos já registrados, a companhia possui ação judicial relativa ao "Plano Verão", na qual busca os efeitos financeiro-fiscais, relativamente ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87%, na apuração da base de cálculo do IRPJ/CSL. Em 1ª Instância o pedido da companhia foi julgado procedente, em parte, limitando o percentual de janeiro de 1989 a 42,72%, descontado o índice já aplicado de 12,15%.Os efeitos da referida ação não foram reconhecidos contabilmente pela companhia(vide nota 16, item c).

11.01 - NOTAS EXPLICATIVAS

A conciliação das despesas e receitas de imposto de renda – IRPJ e de contribuição social – CSL correntes da controladora e o produto da alíquota efetiva sobre o lucro antes do IRPJ e da CSL é demonstrada como segue:

	31/12/2001		31/12/2000	
	IRPJ	CSL	IRPJ	CSL
Lucro antes da CSL e do IRPJ	286.354	286.354	1.751.371	1.751.371
Alíquota	25%	9%	25%	9%
	(71.589)	(25.772)	(437.843)	(157.623)
Ajustes para refletir a alíquota efetiva:				
Benefício fiscal dos juros sobre capital próprio	55.000	19.800	229.791	45.510
Resultado de equivalência patrimonial	117.169	42.180	274.026	98.649
Lucros não disponibilizados			(26.089)	(9.392)
Lucros disponibilizados de controladas no exterior	(131.621)	(46.234)	(57.802)	(20.809)
Diferenças temporárias alocadas no diferido	61.938	20.354	(30.631)	24.818
Outras adições (exclusões)	35.939	14.813	(36.129)	(13.324)
Controladora	66.836	25.141	(84.677)	(32.171)
Consolidado	48.739	17.091	(90.890)	(34.739)

Em dezembro de 2001, a companhia não apresenta IRPJ/CSL corrente, devido a apuração de prejuízo fiscal e base negativa.

9 - PIS/PASEP A COMPENSAR

Em razão da decisão judicial favorável, já transitada em julgado, de inconstitucionalidade dos Decretos-Lei nºs 2.445/88 e 2.449/88, pelo STF e pela Resolução nº 49/95 do Senado Federal, bem como consubstanciada na opinião de seus consultores legais, a companhia está apresentando este crédito no seu balanço patrimonial, o qual inclui o principal e acréscimos legais.

11.01 - NOTAS EXPLICATIVAS

10 - INVESTIMENTOS

Empresas	Quantidade de ações: Ordinárias	Quantidade de ações: Preferenciais	Participação no capital social (%)	Informações sobre a investida: Patrimônio líquido e Passivo a descoberto	Informações sobre a investida: Lucro (Prejuízo) líquido do exercício	Saldo em 31/12/2000
Em operação						
FEM	376.336		99,99	4.580	1.651	4.425
MRS (a)	35.084.843	74.289.193	32,17	36.374	(161.393)	63.619
GalvaSud (h)	64.540.496		51,00	84.163	(42.378)	42.821
Inal	8.457.189		99,99	104.948	3.029	107.976
CSN Overseas	2.500		100,00	6.690	(9.941)	14.014
CSN Iron(f)						226.986
CSN Steel	1		100,00			32
CSN Islands	50.000		100,00	116		98
CSN Panama(f)	16.870	11.411	99,99	383.770	(12.425)	
CISA	129.999.997		99,99	85.387	(35.543)	2.741
Itá Energética (a) (b)	253.606.840		48,75	520.982	(11.733)	106.728
CSN Energia	999		99,90	208.575	387.790	15.877
Cener(e)						150.145
Energy I (C) (g)						315.694
Sepetiba Tecon(a)	7.825.384		20,00	34.788	(4.342)	7.828
CSN Energy Corp(g)	200.000.000		100,00	356.671		
Em pré-operação						
CSN Participações Energéticas	987		99,70	1		1
CSN I	600	1.194	99,67	2		2
Total do Investimentos						1.058.985
Outros investimentos ao custo(d)						12.751
Ágio						
Inal						12.337
MRS						2.312
CISA						1.112
Total do Ágio						15.761
Total do movimento dos investimentos e ágio em 2001						1.087.497
Total do movimento dos investimentos e ágio em 2000						879.517
Passivo a descoberto sobre investimentos						
CSN Cayman (C)						(11.180)
CSN Panama	16.870	11.411	99,99			(1.833)
CSN Steel	1		100,00	(8)	(45)	
CSC	1.089.996		99,99	(4.584)	(524)	(4.114)
Total do movimento do passivo a descoberto em 2001						(17.127)
Total do movimento do passivo a descoberto em 2000						(343.630)

O ágio pago na aquisição de investimentos foi fundamentado na expectativa de resultados futuros.

(a) Empresas auditadas por outros auditores independentes.

(b) O Conselho de Administração decidiu alienar as participações acionárias da companhia na Itá Energética S.A (ITASA) e na Inepar S/A Indústrias e Construções, considerando que existem evidências formais de que a venda se realizará num futuro próximo.
Os saldos dos investimentos foram transferidos para o ativo realizável a longo prazo em 31 de dezembro de 2001.

(c) Em janeiro de 2001, a CSN Cayman passou a ser controlada pela Energy I Corp.

(d) Companhia de Desenvolvimento do Sudeste-CDSE

(e) Em 31 de maio de 2001, a CENER S.A, empresa na qual a CSN participava com 99,99% do seu capital total, foi incorporada pela Itá Energética.

(f) Em dezembro de 2001 a CSN Iron passou a ser controlada pela CSN Panama.

(g) Em dezembro de 2001 a Energy I Corp. passou a ser controlada pela CSN Energy Corp.

(h) Todas as ações de propriedade da CSN na GalvaSud encontram-se empenhadas em favor do Unibanco - União de Bancos Brasileiros S.A. e do Kreditanstalt Fur Wiederaufbau, garantindo financiamentos contraídos pela GalvaSud junto àquelas instituições financeiras.

11.01 - NOTAS EXPLICATIVAS

Movimentação de investimentos em 2001						Consolidado
Adições	Baixas	Amortização de ágio	Equivalência patrimonial	Juros sobre capital próprio/ dividendos	Saldo em 31/12/2001	Saldo em 31/12/2001
			155		4.580	
			(51.818)		11.701	11.701
21.715			(21.613)		42.923	
			(3.029)		104.947	
			(7.324)		6.690	
	(398.371)		171.385			
			(82)			
			18		116	
398.371			(14.601)		383.770	
117.000			(34.345)		85.396	
146.277	(253.978)		(1.026)			
44.287			391.871	(243.625)	208.410	
(146.277)	(923)		(945)			
	(356.648)		40.954			
			(868)		5.958	
356.675			(4)		356.671	
					1	
					2	
938.048	(1.009.921)		468.678	(243.625)	1.212.166	11.701
	(12.621)				130	360
		(1.742)			10.595	10.596
		(248)			2.064	2.064
					1.112	1.112
		(1.990)			13.771	13.771
938.048	(1.022.542)	(1.990)	468.678	(243.625)	1.226.066	25.832
240.076	(1.124.294)	(3.906)	1.098.104		1.087.497	348.387
			11.180			
			1.833			
			(8)		(8)	
			(470)		(4.584)	
			12.535		(4.592)	
			326.503		(17.127)	

11.01 - NOTAS EXPLICATIVAS

11 - IMOBILIZADO

		Controladora 31/12/2001			31/12/2000
	Taxa efetiva de depreciação, exaustão e amortização (% ao ano)	Custo corrigido e reavaliado	Depreciação, exaustão e amortização acumuladas	Líquido	Líquido
Terrenos		89.941		89.941	88.711
Máquinas e equipamentos	5,83	6.621.428	(1.030.751)	5.590.677	4.830.844
Edificações	4,00	930.024	(167.393)	762.631	771.404
Móveis e utensílios	10,00	90.684	(72.339)	18.345	24.879
Minas e jazidas	1,44	1.136.599	(46.895)	1.089.704	1.106.126
Outros bens	20,00	104.462	(52.152)	52.310	54.418
Provisão para perdas prováveis na baixa de bens		(2.477)		(2.477)	(16.809)
		8.970.661	(1.369.530)	7.601.131	6.859.573
Obras em andamento		158.340		158.340	463.531
Controladora		9.129.001	(1.369.530)	7.759.471	7.323.104
Consolidado		9.528.126	(1.410.572)	8.117.554	7.554.157

Em Assembléia Geral Extraordinária realizada em 31 de março de 1999, os acionistas aprovaram o laudo de avaliação efetuado por empresa especializada, que contemplou terrenos, máquinas e equipamentos, instalações, imóveis e edificações, existentes nas plantas da Usina Presidente Vargas, Casa de Pedra e Arcos, além da mina de minério de ferro em Casa de Pedra, o que foi possível por se tratar de uma mina manifestada, assim definida pelo Decreto 24.642/1934 – Código de Minas – , como sendo as jazidas conhecidas à época pertencentes aos proprietários do solo onde se encontravam.

A depreciação, exaustão e amortização total em dezembro de 2001 foi de R$414.545 (2000 - R$ 412.161), sendo R$395.884 (2000 – R$ 393.455) apropriados ao custo de produção e R$18.661 (2000 – R$18.706) às despesas gerais e administrativas (não inclui amortização do diferido).

A parcela da depreciação e exaustão total dos bens reavaliados absorvida no resultado a cada ano é transferida no patrimônio líquido em igual montante, da reserva de reavaliação para lucros acumulados. Em dezembro de 2001, esse montante, líquido de imposto de renda e contribuição social, foi de R$ 109.070 (2000 – R$ 135.865).

As obras em andamento são representadas, principalmente, por um conjunto de planos de investimento visando a atualização e desenvolvimento tecnológico para manter a companhia em condições de competitividade nos mercados nacional e internacional. Os principais planos são voltados para empreendimentos em proteção do meio ambiente, redução de custos, infra-estrutura e técnicas de automação, informática e telecomunicação. O montante de encargos financeiros capitalizados, no exercício de 2001, sobre obras em andamento foi de R$101.592(2000 – R$94.295).

Em agosto de 2001, a companhia concluiu a modernização do alto-forno 3, sendo que esta reforma propiciará um incremento anual de 800 mil toneladas na produção de aço e resultará em uma nova vida útil econômica de 20 anos.

Em 31 de dezembro de 2001, os bens dados em garantia nas operações financeiras atingiram um total de R$ 1.656.747(2000 – R$1.649.747).

11.01 - NOTAS EXPLICATIVAS

12 - DIFERIDO

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Variação cambial diferida	2.060.179	699.543	2.068.185	699.543
Projetos de informática	124.350	88.569	127.982	88.568
Outros projetos	79.194	63.940	132.582	88.126
	2.263.723	852.052	2.328.749	876.237
Amortização acumulada	(1.247.528)	(488.267)	(1.251.146)	(489.063)
	1.016.195	363.785	1.077.603	387.174

Os projetos de informática são representados por projetos de automação e informatização de processos operacionais que visam a redução de custos e aumento da competitividade da companhia.

O saldo remanescente das variações cambiais diferidas no exercício de 1999, pela companhia e sua subsidiária MRS Logistica S.A. com base na Medida Provisória nº. 1818 e na Deliberação CVM nº. 294, de 26 de março de 1999, será amortizado em 2002.

Conforme disposto na Medida Provisória nº 3, de 26 de setembro de 2001 e nas Deliberações CVM nºs. 404 e 409, de 27 de setembro de 2001 e 1º de novembro de 2001 respectivamente, a companhia e suas subsidiárias MRS Logistica S.A. e GalvaSud S.A. optaram por diferir o resultado líquido negativo decorrente do ajuste dos valores em reais de obrigações e créditos em moeda estrangeira, em virtude de variação nas taxas de câmbio ocorridas no ano de 2001, devendo ser amortizados em até quatro anos, iniciando-se neste exercício. O resultado líquido negativo da variação cambial de 2001 da controladora está assim composto:

	31/12/2001
Perdas com passivos atrelados à variação cambial	969.821
Resultado das operações com instrumentos cambiais de hedge	462.957
Ganhos com ativos atrelados à variação cambial	(72.142)
Resultado líquido negativo das variações cambiais até 31.12.2001	1.360.636

11.01 - NOTAS EXPLICATIVAS

A movimentação ocorrida pode ser assim demonstrada:

	Trimestre findo em 31/03/1999	Exercício de 2001	Total em 31/12/2001
Variação cambial diferida	699.543	1.360.636	2.060.179
Amortização acumulada incluindo liquidação de empréstimos:			
1999	(294.279)		(294.279)
2000	(173.779)		(173.779)
2001	(124.107)	(615.173)	(739.280)
Saldo a amortizar	107.378	745.463	852.841

Demonstração da expectativa da amortização:

2002	107.378	511.946	619.324
2003		130.339	130.339
2004		103.178	103.178
	107.378	745.463	852.841

13. EMPRÉSTIMOS E FINANCIAMENTOS

	Controladora				Consolidado			
	31/12/2001		31/12/2000		31/12/2001		31/12/2000	
	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
MOEDA ESTRANGEIRA								
Pré - pagamento	465.140	462.754	374.637	342.195	393.765	406.070	58.952	342.195
Securitização			107.044	107.915			107.044	107.915
Euronotes	657.179	1.392.240	36.954	1.858.855	846.785	184.084	53.069	1.435.821
Commercial paper					328.063	766.732	1.029.555	
BNDES/Finame	59.272	736.257	51.967	660.303	59.272	736.257	51.967	660.303
Importações financiadas	824.530	222.595	483.733	97.604	824.530	222.595	483.733	97.604
Eximbank - Japão	22.962	124.548	19.519	142.303	22.962	124.548	19.519	142.303
Outros	180.498	194.138	54.109	166.687	185.711	228.450	216.888	125.432
	2.409.581	3.132.532	1.127.963	3.375.842	2.661.088	2.667.736	2.020.727	2.911.573
MOEDA NACIONAL								
BNDES/Finame	62.475	38.910	63.188	97.244	62.475	38.910	63.188	97.244
Outros	34.724		29.249		5.149	135.885	2.454	63.261
	97.199	38.910	92.437	97.244	67.624	174.795	65.642	160.505
Total	2.506.780	3.171.442	1.220.400	3.473.086	2.728.712	2.842.531	2.086.369	3.072.078

As amortizações do principal de longo prazo apresentam, em 31 de dezembro de 2001, as seguintes composições por ano do vencimento:

	Controladora	Consolidado
2003	439.879	1.175.883
2004	547.898	437.615
2005	170.565	204.742
2006	154.684	190.841
2007 a 2024	1.858.416	833.450
Total	3.171.442	2.842.531

Sobre os empréstimos e financiamentos externos e internos contratados incidem juros, cujas taxas anuais apresentam-se em 31 de dezembro de 2001, como segue:

	Controladora	Consolidado
até 7%	2.240.484	3.276.260
De 7,1 a 9%	760.358	948.335
De 9,1 a 11%	2.580.801	1.233.134
Acima de 11%	96.579	113.514
Total	5.678.222	5.571.243

Composição percentual da dívida total por moeda / indexador de origem :

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Dólar norte-americano	88,99	87,48	86,87	87,86
Iene	6,38	6,27	6,50	5,70
Taxa de juros de longo prazo	1,79	3,42	4,18	4,23
Cesta de moedas	1,43	1,45	1,45	1,32
Outras moedas	1,41	1,38	1,00	0,89
	100,00	100,00	100,00	100,00

A companhia contrata operação de derivativo, conforme nota 14, com o objetivo de minimizar os riscos de oscilações relevantes na paridade de moeda estrangeira.

Em 15 de fevereiro de 2001, a companhia decidiu liquidar antecipadamente financiamentos de securitização de sua controlada CSN Cayman Ltd., cujos vencimentos seriam em setembro de 2001 e 2003, no montante de US$ 108,5 milhões.

Em 12 de abril de 2001, a companhia emitiu no mercado internacional um programa de "commercial paper" com vencimento em 2 anos, através de sua controlada CSN Overseas, no valor de US$ 250 milhões e custo aproximado de 5,9% a.a. Essa captação foi utilizada para substituir o "commercial paper" de igual valor emitido em junho de 2000 e para financiar e refinanciar as operações de comércio exterior.

Em 10 de maio de 2001, a companhia efetuou a segunda oferta pública de recompra dos notes emitidos em junho de 1997 pela sua controlada CSN Iron, com vencimento em 2007, que resultou numa redução de US$ 287,4 milhões na dívida bruta consolidada e um ganho líquido registrado na controlada de US$ 19,4 milhões.

Em 17 de outubro de 2001, a companhia lançou US$ 220 milhões no mercado internacional em programa de US Commercial Paper/Trade Notes, através de sua subsidiária CSN Overseas. A transação é composta de uma linha de US$ 140 milhões, com vencimento de um ano a um custo aproximado de 4,3 % ao ano e uma linha de US$ 80 milhões, com vencimento de 2 anos e custo aproximado de 6,2% ao ano. Os recursos levantados por esta operação serão integralmente utilizados para financiar e refinanciar o comércio exterior.

As garantias concedidas em razão dos empréstimos e financiamentos totalizaram R$ 3.977 milhões em 31 de dezembro de 2001 (R$ 3.923 milhões em 31 de dezembro de 2000), constituindo-se principalmente de bens do imobilizado, avais e fianças. Esse total não considera as garantias concedidas para empresas controladas, conforme mencionado na nota 15.

14 . INSTRUMENTOS FINANCEIROS

Considerações gerais

O negócio da companhia compreende a produção de aços planos para atender aos mercados interno e externo e extração de minério de ferro, calcário e dolomita para suprir as necessidades da Usina Presidente Vargas. Os principais fatores de risco de mercado que afetam o negócio da companhia podem ser assim enumerados:

(a) Risco de taxa de câmbio

Apesar da maior parte das receitas da companhia serem denominadas em reais, em 31 de dezembro de 2001, R$5.542.113 da dívida total da companhia eram denominados em moeda estrangeira. Dessa forma, a companhia está exposta ao risco de mudanças nas taxas de câmbio. A companhia administra o risco decorrente das flutuações das taxas de câmbio, que afetam o valor em reais necessários para pagar as obrigações denominadas em moeda estrangeira, utilizando instrumentos financeiros derivativos, principalmente contratos futuros, *swaps*, mercado a termo e contratos de opção com bancos, assim como aplicação de parte substancial de suas disponibilidades em títulos remunerados pela variação cambial.

11.01 - NOTAS EXPLICATIVAS

O objetivo da Administração ao manter esses instrumentos é igualar os ganhos dos investimentos dos recursos de empréstimos às perdas de câmbio relativas à desvalorização do real face ao dólar norte-americano e o iene. Os recursos desses empréstimos foram investidos em aplicações de curto prazo denominadas em reais, que renderam juros à taxa de mercado no Brasil.

(b) Risco de crédito

A exposição ao risco de crédito é administrada através da restrição de contrapartes em instrumentos derivativos para instituições financeiras de grande porte com alta qualidade de crédito. Dessa forma, a administração acredita que o risco de não cumprimento pelas contrapartes é insignificante. A companhia não mantém, nem emite, instrumentos financeiros para fins de comércio. A seletividade de seus clientes, assim como a diversificação de sua carteira de recebíveis e acompanhamento dos prazos de financiamento de vendas por segmento de negócio, são procedimentos que a CSN adota de modo a minimizar eventuais problemas de seus parceiros comerciais.

Os valores dos instrumentos financeiros registrados em contas patrimoniais em 31 de dezembro de 2001, cujo valor de mercado difere do valor contábil, estão assim representados:

	Valor contábil	Valor de mercado
Investimento e ágio em sociedade controlada em conjunto	12.933	3.799
Empréstimos e financiamentos (curto e longo prazo)	5.678.222	5.694.936

11.01 - NOTAS EXPLICATIVAS

Em 31 de dezembro de 2001 a posição consolidada dos contratos de derivativos em aberto era a seguinte:

	Contrato		US$ mil	R$ mil
	Data	Vencimento	Valor de referência	Ajuste a valor de mercado
Swap cambial iene/dólar- CSN	02/08/2000	02/02/2002	350.000	(188.321)
Swap cambial dólar/iene - CSN Islands	02/08/2000	02/02/2002	350.000	188.321
Forward de moedas - iene	Diversas	07/02/2002 a 09/12/2002	49.051	(11.776)
Operações com taxas de câmbio	20/04/2001	02/01/2002	100.000	7.268
Opções com taxas de juros Cap(Libor semestral)	Diversas	31/12/2003 e 31/12/2004	600.000	1.594

Os ganhos líquidos não foram contabilizados, atendendo ao princípio do conservadorismo, exceto quanto a transação de hedge cambial realizada na CSN por se tratar de uma mera indexação das aplicações. A perda apresentada acima no valor de R$ 11.776 está reconhecida no resultado financeiro do exercício.

(c) Valor de mercado

Os valores apresentados acima como "ajuste a valor de mercado" foram calculados de acordo com as condições verificadas nos mercados local e internacional em 31 de dezembro de 2001, para transações financeiras com características idênticas, tais como: volume da transação e prazo até vencimento pactuado. São utilizados modelos matemáticos que têm como premissa básica a inexistência de arbitragem entre mercados e ativos financeiros. Por fim, todas as transações realizadas nos mercados não organizados (mercado balcão) são contratadas com Instituições Financeiras, previamente aprovadas pelo Conselho de Administração da companhia.

11.01 - NOTAS EXPLICATIVAS

15. AVAIS E FIANÇAS

A companhia possui junto às controladas e controladas em conjunto as seguintes responsabilidades por garantias fiduciárias (avais e/ou fianças):

Empresas	Moeda	Em milhões 31/12/2001	31/12/2000	Vencimento	Condições
CSN Overseas	US$	670,0	720,0	02/04/02 a 30/12/03	Nota promissória/aval referente à operação de commercial papers
CSN Cayman,Ltd	US$		20,0	15/08/01	Carta de fiança para contrato de securitização
CSN Panama,S.A.	US$	850,0	360,0	30/12/03	Aval para operação financeira de hedge de juros
CSN Iron,S.A.	US$	78,3	366,8	01/06/07	Nota promissória referente a operação de eurobonds
CSN Islands Corp	US$	700,0	700,0	02/08/02	Nota promissória pela contratação de notes e operação financeira de hedge
CISA-CSN Indústria de Aços Revestidos S.A.	US$	23,7	71,7	29/04/02 a 28/06/07	Notas promissórias/aval ref. contratos de financiamento de importação
CISA-CSN Indústria de Aços Revestidos S.A.	R$	190,7		02/09/02	Fiança de contrato de financiamento do BNDES
Companhia Ferroviária do Nordeste - CFN	R$		27,7	10/07/01	Garantia de fiança solidária, junto ao Banco Safra, para capital de giro
Ita Energética	R$		224,0	15/03/01	Fiança, junto ao BNDES, para financiamento da construção da Usina de Ita
Sepetiba Tecon S.A.	US$	39,1	4,1	15/03/04 a 15/06/09	Fidejussória do financiamento para aquisição de equipamentos
Sepetiba Tecon S.A.	R$	26,5	20,0	15/12/11 a 16/01/12	Fiança para financiamento de 60% das obras civis e instalações
Indústria Nacional de Aços Laminados - INAL S.A.	R$	6,8	2,1	18/02/02 a 15/04/06	Fidejussória de financiamento de ativos
GalvaSud S.A.	R$	175,1		12/12/12	Fiança para financiamento de equipamentos importados e nacionais

16. PASSIVOS CONTINGENTES E DEPÓSITOS JUDICIAIS

A companhia está discutindo nas esferas administrativa e judicial competentes, ações e reclamações de diversas naturezas como demonstrado abaixo:

	31/12/2001		31/12/2000	
	Depósitos judiciais	Passivo Contingente	Depósitos judiciais	Passivo Contingente
Curto prazo:				
Trabalhista		17.086		21.901
Cíveis		1.007		1.289
Controladora		18.093		23.190
Consolidado		19.918		34.232
Longo prazo:				
Trabalhista	17.271	46.792	20.414	61.983
Cíveis	2.984	21.823	2.948	19.269
Fiscais	129.154	242.277	58.925	98.775
Contribuição social	93.110	93.110	93.175	93.175
Imposto de renda	125.271	125.271	125.874	125.874
Outras		38.148		5.095
Controladora	367.790	567.421	301.334	404.171
Consolidado	371.958	581.808	303.943	404.870

O passivo contingente está apresentado como Outros (circulante e exigível a longo prazo), exceto quanto ao imposto de renda e contribuição social que estão apresentados em linha específica.

11.01 - NOTAS EXPLICATIVAS

a) Ações Trabalhistas:

A CSN figurava como ré, até 31 de dezembro de 2001, em 1948 reclamações trabalhistas, sendo provisionado naquela data o valor de R$63.878. Os pleitos das ações, em sua grande maioria, estão relacionados com a responsabilidade subsidiária, equiparação salarial, horas extras e adicionais de insalubridade e periculosidade.

Os pedidos referentes à responsabilidade subsidiária representam grande parte do total das reclamações trabalhistas contra a companhia e são decorrentes do não pagamento pelas empresas contratadas das obrigações com seus empregados, o que resulta na inclusão da CSN no polo passivo das ações para honrar, subsidiariamente, o pagamento de tais obrigações.

As ações mais recentes decorrentes da responsabilidade subsidiária tendem a ser extintas em relação à CSN, em vista dos procedimentos adotados pela companhia para fiscalizar e cobrar o cumprimento dos pagamentos de salários e recolhimentos de encargos sociais, através da criação dos Núcleos de Acompanhamento de Contratos, em operação há aproximadamente 18 meses.

b) Ações Cíveis:

Dentre os processos judiciais cíveis em que a companhia é parte, encontram-se, principalmente, ações com pedido de indenização. Tais processos, em geral, são decorrentes de acidentes de trabalho e doenças ocupacionais relacionadas às atividades industriais da companhia. Para essas demandas foi provisionado o valor de aproximadamente R$22.830.

c) Ações Fiscais:

PIS/COFINS – Lei 9.718/99

A CSN questiona a legalidade da Lei 9.718/99, que amplia as bases de cálculos do PIS e da COFINS, incluindo nas mesmas as receitas financeiras da companhia. O montante provisionado hoje está em R$ 115.572.

A companhia obteve sentença favorável de 1ª instância e o processo está em reexame obrigatório pelo TRF da 2ª Região. Ainda não houve julgamento da matéria por tribunais superiores, entretanto, os advogados da companhia consideram possíveis as chances de êxito.

CPMF

A companhia questiona a exigência da CPMF desde a promulgação da Emenda Constitucional nº 21/99. O montante provisionado hoje está em R$ 71.410.

A sentença de 1ª instância foi favorável e o processo está em julgamento no TRF da 2ª Região. Ressalta-se que a jurisprudência mais recente, não vem sendo favorável aos contribuintes.

11.01 - NOTAS EXPLICATIVAS

CIDE – Contribuição para intervenção no domínio econômico

A CSN questiona a validade jurídica da Lei 10.168/00, que institui a cobrança de contribuição de intervenção no domínio econômico sobre as importâncias pagas, creditadas ou remetidas a beneficiários não-residentes no país, a título de royalties ou remuneração sobre contratos de fornecimento, assistência técnica, cessão e licenças de uso de marcas e cessão e licença de exploração de patentes. Existe um depósito judicial no valor de R$16.743.

A companhia aguarda a decisão de 1° instância judicial. Embora ainda não exista uma jurisprudência consolidada, haja visto que os processos sobre a matéria ainda são muito recentes, os advogados da companhia consideram possíveis as chances de êxito.

Salário-educação

A companhia discute a inconstitucionalidade do Salário-educação e a possibilidade de recuperação das parcelas recolhidas no período de 05.01.89 à 16.10.96. O valor provisionado está em R$19.432.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente em julgamento no TRF da 2ª Região. Recentemente, o STF julgou a questão de forma contrária aos contribuintes, fato que reduz as expectativas de êxito neste processo.

SAT - Seguro acidente do trabalho

A companhia entende que deve recolher o SAT à alíquota de 1% em todos os seus estabelecimentos, e não a 3%, como determina a legislação vigente. Os valores estão sendo provisionados e chegam ao montante de R$15.209.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente no TRF da 2ª Região. Embora não exista julgamento da matéria por tribunais superiores, os advogados da companhia consideram possíveis as chances de êxito.

Outros:

A companhia possui ainda provisões para diversos processos referentes a ICMS, FGTS LC 110, Drawback e Adicional de frete para renovação da marinha mercante(AFRMM), cujo montante atinge a R$ 3.911.

Imposto de renda e Contribuição social:

A companhia pleiteia o reconhecimento dos efeitos financeiro-fiscais relativos ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87% (conforme apuração da base de cálculo do IRPJ/CSL). O depósito judicial sobre a matéria chega a R$ 218.381.

Em primeira instância, o pedido da companhia foi julgado parcialmente procedente, limitando o percentual de janeiro de 1989 a 42,72%, descontando o índice já aplicado de 12,15%. Os possíveis efeitos contábeis da referida ação não foram reconhecidos pela companhia. O processo está em julgamento no TRF da 1ª Região. A jurisprudência majoritária tem sido no sentido de conceder o índice de 42,72% em janeiro de 1989, tal como na sentença de 1ª instância da companhia.

17. PATRIMÔNIO LÍQUIDO

(a) Capital social integralizado

O capital social em 31 de dezembro de 2001 e em 31 de dezembro de 2000 é composto por 71.729.261 mil ações ordinárias, todas escriturais e sem valor nominal. Cada ação ordinária dá direito a um voto nas deliberações da Assembléia Geral.

(b) Reserva de reavaliação (controladora)

Refere-se à reavaliação de bens do ativo imobilizado da companhia aprovada na Assembléia Geral Extraordinária de 31 de março de 1999, que objetivou adequar os montantes do ativo imobilizado à sua realidade econômica e ao seu valor de mercado ou de recuperação, em conformidade com a Deliberação CVM nº 288, de 3 de dezembro de 1998.

Atendendo às disposições contidas na Deliberação CVM nº 273, de 20 de agosto de 1998, foi constituída provisão para contribuição social e para o imposto de renda diferidos, classificada no exigível a longo prazo, sobre o saldo da reserva de reavaliação (exceto terrenos).

A parcela realizada da reserva de reavaliação, líquida de imposto de renda e contribuição social, integra a base de cálculo do dividendo mínimo obrigatório.

(c) Composição acionária

Em 31 de dezembro de 2001, os principais acionistas da CSN são:

	Em milhares	
	Quantidade de Ações	
	Ordinárias	%
Vicunha Siderurgia	33.337.091	46,48
ADR	5.501.296	7,67
Caixa Beneficente dos Empregados da CSN - CBS	2.604.922	3,63
Clube de Investimento CSN	2.009.211	2,80
Outros	28.276.741	39,42
Ações em circulação	71.729.261	100,00

18 – DIVIDENDOS E JUROS SOBRE CAPITAL PRÓPRIO PROPOSTOS

O Estatuto Social assegura um dividendo mínimo anual correspondente a 25% do lucro líquido apurado conforme a legislação societária, o qual pode ser assim demonstrado:

	2001
Lucro líquido do exercício	296.040
Menos: apropriação para reserva legal	(14.802)
Mais: realização da reserva de reavaliação (líquido de imposto de renda e contribuição social)	109.070
Lucro líquido básico para determinação do dividendo	390.308
Dividendo mínimo obrigatório (25% do lucro líquido básico)	97.577
Juros sobre capital próprio, líquido de imposto de renda retido na fonte	196.692
Imposto de renda retido na fonte (IRRF)	23.408
Juros sobre capital próprio	220.000
(2001 - R$ 3,07 por lote de 1.000 ações do capital total / 2000 - R$17,53)	
Juros sobre capital próprio deliberado - junho	130.000
Juros sobre capital próprio proposto - dezembro	90.000
	220.000
% de distribuição do lucro líquido básico	56%

A Administração da companhia irá propor que o montante de juros sobre capital próprio seja imputado ao dividendo mínimo obrigatório.

Consoante a legislação, o cálculo dos juros sobre capital próprio tem como base o patrimônio líquido reduzido das reservas de reavaliação não realizadas, calculado com base na TJLP, limitado a 50% do lucro do período antes do imposto de renda ou 50% dos lucros acumulados e das reservas de lucros.

Em atendimento à Deliberação CVM nº 207, de 31 de dezembro de 1996, e às normas fiscais, a companhia optou por contabilizar os juros sobre capital próprio no montante de R$220.000, sendo R$ 130.000 deliberados e R$ 90.000 propostos, em junho e dezembro de 2001, respectivamente, em contrapartida da conta despesas financeiras, e revertê-lo na mesma conta, não sendo apresentado, entretanto, na demonstração de resultado, tendo em vista não produzir efeito no lucro líquido final, a não ser pelos impactos fiscais reconhecidos nas linhas de imposto de renda e contribuição social.

Em conformidade com a legislação societária(artigo 196 da lei 6404/76), a Administração propõe a retenção dos lucros acumulados remanescentes em uma reserva para investimento, visando o suprimento de recursos necessários ao cumprimento do orçamento de investimentos da companhia.

19 – RECEITA LÍQUIDA E CUSTOS DOS PRODUTOS VENDIDOS

VENDAS POR PRODUTO:	31/12/2001			31/12/2000		
	Toneladas (mil)	Milhares de reais Receita líquida	CPV	Toneladas (mil)	Milhares de reais Receita líquida	CPV
Mercado interno :	3.272	2.656.433	1.645.441	3.259	2.495.270	1.449.293
Planos a quente	1.193	683.717	444.157	1.207	629.509	376.854
Planos a frio	734	517.001	349.827	641	447.303	271.496
Zincadas	660	697.531	396.536	747	730.834	394.442
Metálicas	673	754.778	451.690	664	687.624	406.501
Placas	12	3.406	3.231			
Mercado externo :	711	453.914	338.517	1.052	590.408	431.924
Planos a quente	152	67.161	52.710	517	246.339	159.172
Planos a frio	27	14.914	11.688	74	48.454	30.246
Zincadas	30	26.781	16.917	11	9.277	5.758
Metálicas	290	278.015	196.224	342	261.032	209.692
Placas	212	67.043	60.978	108	25.306	27.056
Produtos de aço	3.983	3.110.347	1.983.958	4.311	3.085.678	1.881.217
Outras vendas		173.947	104.257		153.463	100.956
Controladora	3.983	3.284.294	2.088.215	4.311	3.239.141	1.982.173
Consolidado	4.045	3.982.474	2.280.482	4.457	3.472.340	2.097.613

20 – RECEITAS E LUCROS CONSOLIDADOS POR SEGMENTO DE NEGÓCIO

As informações por segmento de negócio são derivadas de registros contábeis mantidos de acordo com a Lei das Sociedades por Ações.

A divulgação segmentada seguiu o conceito do IAS14(norma internacional), conforme sugerido pela CVM, proporcionando a avaliação do desempenho das diversas áreas de negócios geridas pela empresa.

Desde novembro de 2000, quando houve a última reestruturação, a companhia está assim reestruturada: presidência e cinco diretorias executivas – operações, comercial, centro corporativo, infra-estrutura e novos negócios.

O presidente da companhia é responsável pelo planejamento estratégico, Fundação CSN e Assessoria de imprensa. O diretor-executivo do Centro Corporativo é responsável pela administração financeira, controladoria e tecnologia da informação, assuntos legais, relações com investidores, recursos humanos, comunicação corporativa e CBS – Fundo de pensão da CSN. O diretor-executivo de operações é responsável pela fabricação do aço e de produtos de aço da CSN. O diretor-executivo Comercial é responsável pela venda , marketing e comercialização dos produtos de aço da CSN.O diretor-executivo de Energia e Infra-estrutura é responsável pelas minas, investimentos em logística (ferrovias e portos), administração de imóveis próprios, geração e distribuição de energia. O diretor-executivo de Novos Negócios é responsável por projetos, novos e os em andamento, relacionados com o setor de aço.

11.01 - NOTAS EXPLICATIVAS

	Siderurgia e Serviços	Centro Corporativo	Energia e Infra-estrutura	Eliminações	Consolidado
Receita líquida de vendas					
Intercompanhia	714.718			(714.718)	
Terceiros	3.434.502		547.972		3.982.474
	4.149.220		547.972	(714.718)	3.982.474
Custo dos produtos e serviços vendidos	(2.883.699)		(122.844)	726.061	(2.280.482)
Lucro bruto	1.265.521		425.128	11.343	1.701.992
Receitas e Despesas operacionais					
Despesas com vendas	(182.945)		(102)		(183.047)
Despesas administrativas		(246.386)			(246.386)
Outras receitas (despesas) operacionais	(153.020)	(162)	(1.413)		(154.595)
	(335.965)	(246.548)	(1.515)		(584.028)
Resultado financeiro líquido		(380.311)		15.812	(364.499)
Variações monetárias e cambiais líquidas		(482.020)		86.418	(395.602)
Resultado de participações societárias	(49.589)	169.246	513.096	(688.615)	(55.862)
Lucro(prejuízo) operacional	879.967	(939.633)	936.709	(575.042)	302.001
Despesas não operacionais	(4.594)				(4.594)
Lucro(prejuízo) antes do imposto de renda e da contribuição social	875.373	(939.633)	936.709	(575.042)	297.407
Imposto de renda e contribuição social	(291.648)	322.752	(25.251)	(3.431)	2.422
Lucro(prejuízo) líquido	583.725	(616.881)	911.458	(578.473)	299.829

Disputas entre agentes do setor elétrico, agravadas pela escassez de oferta de energia elétrica durante o racionamento, impediram a liquidação financeira das operações realizadas no âmbito do Mercado Atacadista de Energia (MAE). Tais disputas foram solucionadas pelo Acordo Geral firmado entre agentes do setor elétrico, com intervenção direta do Governo Federal.

A receita líquida de vendas reconhecida pelo segmento de energia através da CSN Energia S.A., foi no montante de R$ 545.203, dos quais R$ 425.361, corresponde ao volume de energia comercializada pelo MAE, valorizada segundo a melhor estimativa divulgada em 13 de março de 2002, pelo próprio MAE para fins de registro contábil/financeiro.

11.01 - NOTAS EXPLICATIVAS

21 – RESULTADO FINANCEIRO E VARIAÇÕES MONETÁRIAS E CAMBIAIS LÍQUIDAS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Despesas financeiras:				
Empréstimos e financiamentos - moeda estrangeira	(157.749)	(118.136)	(370.425)	(360.360)
Empréstimos e financiamentos - moeda nacional	(78.982)	(39.776)	(79.466)	(39.776)
Com controladas	(255.193)	(182.631)		
Outras despesas financeiras	(16.694)	(70.181)	(31.678)	(110.230)
	(508.618)	(410.724)	(481.569)	(510.366)
Receitas financeiras:				
Com controladas	18.787	40.547		
Rendimento(perda) sobre aplicações financeiras líquidas de provisões para perdas	(284.316)	163.942	(167.187)	169.240
Diferimento variação cambial Delib. CVM 404/01 e 409/01	462.957		462.957	
Amortização variação cambial Delib. CVM 404/01 e 409/01	(192.793)		(192.793)	
Outros rendimentos	55.860	27.435	14.093	56.021
	60.495	231.924	117.070	225.261
Resultado financeiro líquido	(448.123)	(178.800)	(364.499)	(285.105)
Variações monetárias e cambiais ativas:				
Com controladas	90.500	130.695	226.047	164.115
Sobre aplicação financeira/clientes/mútuo	10.868	1.787	(91.960)	(22.368)
Outras	33.351	2.226	40.241	22.700
	134.719	134.708	174.328	164.447
Variações monetárias e cambiais passivas:				
Sobre financiamento	(769.256)	(334.826)	(789.882)	(292.213)
Diferimento da variação cambial	897.679		905.686	
Amortização da variação cambial diferida	(546.487)	(173.779)	(546.487)	(173.779)
Outras	(158.534)	(20.662)	(139.247)	(96.720)
	(576.598)	(529.267)	(569.930)	(562.712)
Variações monetárias e cambiais líquidas	(441.879)	(394.559)	(395.602)	(398.265)

22 - RECEITAS (DESPESAS) NÃO OPERACIONAIS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Ganho líquido na alienação de participações societárias		97.205		1.641.315
Perda líquida na baixa de bens	(4.190)	(6.562)	(4.544)	(6.570)
Constituição de provisão para perdas prováveis na baixa de bens e direitos	(675)	(32.519)	(719)	(32.519)
Outras	586	232	669	35.008
	(4.279)	58.356	(4.594)	1.637.234

23 –VALOR ADICIONADO (CONTROLADORA)

	R$ Milhões	
	31/12/2001	31/12/2000
Receitas		
Venda de mercadoria, produtos e serviços	3.900	3.892
Provisão para devedores duvidosos	16	(15)
Resultado não operacional	(4)	68
	3.982	3.935
Insumos adquiridos de terceiros		
Matéria-prima consumida	(900)	(693)
Custo dos produtos e serviços	(645)	(672)
Materiais, energia, serviços de terceiros e outros	(335)	(227)
	(1.788)	(1.582)
Valor adicionado bruto	2.204	2.353
Retenções		
Depreciação, amortização e exaustão	(411)	(389)
Valor adicionado líquido produzido	1.793	1.964
Valor adicionado recebido em transferência		
Resultado de participação societária	479	1.419
Receita financeira	106	367
	674	1.786
Valor adicionado total a distribuir	2.467	3.750
DISTRIBUIÇÃO DO VALOR ADICIONADO		
Pessoal e encargos	373	581
Impostos, taxas e contribuições	611	856
Juros e variação cambial	867	898
Juros s/capital próprio/dividendos	220	1.257
Lucros retidos	70	303

A demonstração divulgada em 31 de dezembro de 2000 foi adequada para fins de comparabilidade, tendo em vista os novos critérios de apuração definidos pelo Ofício Circular CVM/SCN/SEP/número 01/00.

24. DEMONSTRAÇÃO DO EBITDA

O EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas mais depreciação e exaustão) está demonstrado a seguir:

	Controladora		Consolidado	
	R$ Milhões		R$ Milhões	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Receita líquida	3.284	3.239	3.982	3.472
Custo dos produtos vendidos (CPV)	(2.088)	(1.982)	(2.280)	(2.097)
Lucro bruto	1.196	1.257	1.702	1.375
Despesas operacionais (vendas, gerais e administrativas)	(335)	(349)	(429)	(437)
Depreciação (CPV e despesas operacionais)	411	389	426	392
EBITDA	1.272	1.297	1.699	1.330
EBITDA-MARGEM %	38,7%	40,1%	42,6%	38,3%

25. FUNDO DE PENSÃO

(a) Administração do Plano de Previdência Privada

A companhia é a principal patrocinadora da Caixa Beneficente dos Empregados da CSN - CBS, sociedade civil sem fins lucrativos constituída em julho de 1960, cujo principal objetivo é o pagamento de benefícios complementares aos da previdência oficial. A CBS congrega empregados da CSN e de empresas a ela vinculadas direta ou indiretamente, na medida em que firmem convênio de adesão e da própria CBS.

A CBS possui três planos de benefícios, sendo dois Planos de Benefício Definido (Plano de 35% da Média Salarial e Plano de Suplementação da Média Salarial) e um plano misto de Contribuição Definida para Aposentadorias e de Benefícios Definidos para os de Risco (Plano Misto de Benefício Suplementar),aprovado pela Secretaria de Previdência Complementar em 27 de dezembro de 1995.

Em 31 de dezembro, os planos apresentavam a seguinte composição:

	31/12/2001	31/12/2000
Associados:	19.674	19.517
Em Atividade	7.829	7.521
Aposentado	11.845	11.996
Distribuição dos associados por plano de benefício:		
Plano de 35% da média salarial	6.505	6.765
Ativos	80	125
Assistidos	6.425	6.640
Plano de suplementação da média salarial	5.816	5.856
Ativos	617	675
Assistidos	5.199	5.181
Plano misto de benefício suplementar	7.353	6.896
Ativos	7.132	6.721
Assistidos	221	175
Beneficiários vinculados:	5.260	5.276
Plano de 35% da média salarial	4.205	4.252
Plano de suplementação da média salarial	1.025	997
Plano misto de benefício suplementar	30	27
Total de participantes (Associados/beneficiários):	24.934	24.793

A Entidade possuía quatro autos de infração lavrados pela Secretaria da Receita Federal, sendo três lavrados em 1991 e um em 1996. No dia 14 de setembro de 2000, a Câmara Superior de Recursos Fiscais, órgão de última instância administrativa do Ministério da Fazenda, acolheu o recurso da CBS, julgando insubsistente os três autos de infração lavrados pela Secretaria da Receita Federal em 1991. O auto de infração lavrado em 1996, objetivando a cobrança de Imposto de Renda Retido na Fonte, Imposto de Renda Pessoa Jurídica e Contribuição Social sobre o Lucro, cujo valor em 31 de dezembro de 2001 era de R$53 milhões, estando incluídos neste valor os juros e a multa, já obteve julgamento de 1ª Instância Administrativa no sentido de acolher impugnação apresentada pela CBS, desconstituindo os lançamentos realizados pela fiscalização, sendo que a Primeira Câmara do Primeiro Conselho de Contribuintes do Ministério da Fazenda negou provimento ao recurso de ofício, razão pela qual o mesmo também se tornou insubsistente.

11.01 - NOTAS EXPLICATIVAS

Ambos os processos (Autos de Infração de 1991 e de 1996) estão aguardando a emissão do acórdão para sua conclusão.

Regime Especial de Tributação

Com publicação da Medida provisória nº 2222 de 04 de setembro de 2001, a CBS optou, no dia 21 de dezembro de 2001, por aderir ao Regime Especial de Tributação beneficiando-se de R$ 22,6 milhões referente a anistia da atualização dos tributos.
Os valores provisionados até 30 de agosto de 2001, estão sendo recolhidos em 06 parcelas a partir de janeiro de 2002, conforme permitido pela legislação.

(b) Balanço Patrimonial

Os balanços patrimoniais da CBS, podem ser sumariados como segue:

	31/12/2001	31/12/2000
Ativo	697.687	639.087
Passivo exigível	96.706	107.919
Reservas técnicas	600.981	531.168
Composição das reservas técnicas:		
Reservas matemáticas		
De benefícios a conceder	311.245	255.205
De benefícios concedidos	765.822	734.240
A amortizar	(476.086)	(415.063)
Superávit (déficit) técnico		
No exercício anterior	(43.251)	46.359
No exercício atual	43.251	(89.567)
Reservas técnicas	600.981	531.168

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar – SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção de 42,5% em 35 anos, pelos participantes, e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário. Esse equacionamento, será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS e CSN, com a Secretaria de Previdência Complementar, visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial.

(c) Passivo Atuarial

Com o advento da Deliberação CVM nº 371 de 13 de dezembro de 2000, aprovando a NPC 26 do IBRACON – "Contabilização de Benefícios a Empregados" que instituiu novas práticas contábeis de apuração e divulgação, a Administração da companhia, em conjunto com seus atuários externos, apuraram os efeitos decorrentes dessa nova prática, os quais divulgamos:

11.01 - NOTAS EXPLICATIVAS

I - Descrição das características dos planos

A CBS possui três planos de benefícios:

- **Plano de 35% da média salarial**

  Trata-se de um plano de benefício definido (BD) iniciado em 01/02/1966, e tem por objetivo pagar aposentadorias (tempo de serviços, especial, invalidez ou velhice) de forma vitalícia, equivalente a 35% da média dos 12 últimos salários do participante. O plano também garante o pagamento de auxílio doença ao participante licenciado pela Previdência Oficial. Garante, ainda, o pagamento de auxílio morte e pensão. Os participantes (ativos e aposentados) e as patrocinadoras realizam 13 contribuições por ano, sendo igual ao número de benefícios pagos por ano. Este plano está em extinção, tendo sido desativado em 31/10/1977, quando entrou em vigor novo plano de benefício.

- **Plano de suplementação da média salarial**

  Este plano teve início em 01/11/1977, sendo um plano de benefício definido (BD). Tem por objetivo complementar a diferença entre a média dos 12 últimos salários e o benefício da Previdência Oficial, para as aposentadorias, também de forma vitalícia. Assim como no plano de 35%, há a cobertura dos benefícios de auxílio doença, pecúlio por morte e pensão. São realizadas 13 contribuições e pagos o mesmo número de benefícios por ano. Desativado em 26/12/1995, com a criação do plano misto de benefício suplementar.

- **Plano misto de benefício suplementar**

  Este plano teve início em 27/12/1995. É um plano misto, sendo de contribuição definida (CD), em relação a aposentadoria e de benefício definido (BD), em relação aos benefícios de risco (pensão; em atividade, invalidez e auxílio doença). Neste plano o benefício de aposentadoria é calculado com base no que foi acumulado pelas contribuições dos participantes e das patrocinadoras, em n.º de 13 ao ano. Após concedida a aposentadoria, o plano passa a ter a característica de um plano BD e são pagos, por ano, 13 benefícios .

II - A política contábil adotada para o reconhecimento dos ganhos e perdas atuariais

Os ganhos e perdas atuariais compreendem as diferenças entre as premissas atuariais e o que ocorreu efetivamente, baseado na experiência.

A parcela dos ganhos ou perdas atuariais a ser reconhecida, como receita ou despesa, em um plano de benefício definido, é o valor dos ganhos e perdas não reconhecidos que exceder, em cada período, ao maior dos seguintes limites:

(a) 10% do valor presente da obrigação atuarial total do benefício definido; e

(b) 10% do valor justo dos ativos do plano.

A parcela acima será amortizada anualmente dividindo-se o seu montante pelo tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

11.01 - NOTAS EXPLICATIVAS

III - Conciliação dos Ativos e Passivos de cada Plano em 31 de dezembro de 2001

	Planos			
	35% da Média Salarial	Suplementação da Média Salarial	Misto de benefício Suplementar	Total
Valor presente das obrigações atuariais com cobertura	137.005	516.764	196.533	850.302
Valor justo dos ativos do plano	(69.300)	(272.298)	(247.346)	(588.944)
Valor presente das obrigações atuariais em excesso ao valor justo dos ativos	67.705	244.466	(50.813)	261.358
Contribuições amortizantes	(6.559)	(42.964)		(49.523)
Passivo atuarial a registrar	61.146	201.502	(50.813)	211.835

A contribuição amortizante está relacionada a parcela dos participantes no equacionamento da insuficiência de reserva mencionada no item (b) acima, a qual foi reduzida do valor presente das obrigações atuariais totais dos respectivos planos. Alguns participantes encontram-se questionando judicialmente essa contribuição amortizante; porém, a companhia consubstanciada por seus assessores legais e atuariais, entende que essa contribuição amortizante foi devidamente aprovada pela Secretaria da Previdência Complementar – SPC, sendo portanto, legalmente devida por parte daqueles participantes.

No caso do Plano Milênio (Plano Misto de Benefício Suplementar) de contribuição definida, onde se registra a ocorrência de um ativo atuarial líquido, e no qual as contribuições da patrocinadora correspondem a uma igual contrapartida de contribuições do participante. Nossos atuários entendem que 50% do ativo atuarial liquido apurado poderia ser reconhecido pela patrocinadora em seus registros contábeis.

11.01 - NOTAS EXPLICATIVAS

IV – Reconhecimento do Passivo Atuarial

A Administração da companhia decidiu reconhecer os ajustes do passivo atuarial no resultado pelo período de cinco anos, a partir de 1º de janeiro de 2002, conforme estabelecido nos parágrafo 83 e 84 da NPC 26 do IBRACON e Deliberação CVM 371/2000. De acordo com os cálculos atuariais, serão apropriados os seguintes valores no exercício de 2002:

	Planos			
	35% da Média Salarial	Suplementação da Média Salarial	Misto de Benefício Suplementar	Total
Custo do serviço corrente	(143)	(2.781)	(19.943)	(22.867)
Contribuições esperadas de participantes para 2002	142	2.130	7.667	9.939
Juros sobre obrigações atuariais	(18.685)	(68.861)	(30.370)	(117.916)
Rendimento esperado dos ativos	9.703	39.364	39.391	88.458
Custos das amortizações, passivo não reconhecido	(12.229)	(40.300)	10.163	(42.366)
Impacto no resultado de 2002	(21.212)	(70.448)	6.908	(84.752)
Impacto, líquido de impostos, no resultado de 2002	(13.999)	(46.496)	4.559	(55.936)

V - Principais premissas atuariais adotadas no cálculo do passivo atuarial

Taxa para desconto da obrigação atuarial	15,5% p.a. (10% real e 5% inflação)
Taxa de rendimento esperado sobre ativos do plano	15,5% p.a.(10% real e 5% inflação)
Índice de aumento salarial estimado	INPC + 1%
Índice de aumento de benefícios estimado	INPC + 0%
Tábua biométrica de mortalidade geral	UP84 com 3 anos de agravamento
Tábua biométrica de entrada em invalidez	Tábua Mercer de entrada em invalidez
Taxa de rotatividade esperada	1% ao ano
Probabilidade de ingresso em aposentadoria	Na primeira elegibilidade a um benefício pelo plano
Tábua biométrica de mortalidade de inválidos	IAPB - 57

A CSN não tem obrigação sobre outros benefícios pós empregos.

26 – SEGUROS

Face a natureza de suas operações, a companhia contratou uma apólice de seguro de riscos operacionais - tipo "All Risks" para a Usina Presidente Vargas, as Minerações de Casa de Pedra e Arcos e o Terminal de Carvão - TECAR, no total de US$ 5.993 milhões equivalentes a R$ 14.786.816. Para as subsidiárias da CSN, CISA, INAL, FEM e também os locais não industriais foi contratada uma apólice de riscos nomeados no total de US$ 188 milhões, equivalentes a R$ 464.490 . Foram renovados os seguros de transporte de mercadorias e produtos em território nacional, transporte internacional (importações e exportações), vida em grupo de funcionários, assim como responsabilidade civil geral. A vigência dos contratos vai até novembro de 2002. Durante o ano também foi contratado o seguro de risco de engenharia para a reforma do alto-forno 3. O valor máximo de indenização no caso de sinistro, por evento, é de US$ 500 milhões, equivalentes a R$ 1.160.200.

27– NOVOS NEGÓCIOS

Em consonância com a estratégia de desenvolvimento internacional dos negócios da CSN, em 19 de junho de 2001, a CSN obteve o direito de adquirir certos ativos, no valor de aproximadamente US$ 50 milhões que pertenciam à siderúrgica Heartland Steel Inc., empresa em Chapter #11 (situação equivalente, pela legislação brasileira, à Concordata), localizada em Terre Haute, estado de Indiana, EUA. Os ativos em questão são constituídos de:

- Linha de decapagem de bobinas a quente;
- Linha de galvanização;
- Instalações de recozimento em caixa;
- Laminador de encruamento; e
- Centro de serviços de corte (transversal e longitudinal).

Em 16 de julho de 2001, a CSN cedeu esse direito à sociedade de responsabilidade limitada LLC ("LLC"), constituída de acordo com as leis do estado de Delaware, empresa controlada pela Tangua Incorporated, que é de propriedade de uma entidade não relacionada. A LLC adquiriu os ativos acima mencionados pelo valor equivalente a US$55 milhões e assumiu certos passivos no montante equivalente a US$19 milhões.

A CSN deverá adquirir as quotas da LLC no prazo de dois anos, como parte de um put and call agreement assinado pela CSN e o Agente Administrativo do Credit Agreement, relacionado a um empréstimo tomado pela Tangua. O montante do principal do referido empréstimo, assinado em julho de 2001 é US$175 milhões, sujeito a Libor acrescida à taxa de juros de 1,875% a.a. O preço para exercer direito da CSN no put and call agreement consiste no saldo do empréstimo (incluindo os juros provisionados) na data da aquisição.

Como descrito acima, a empresa LLC opera uma planta de processamento de aço em Terre Haute, estado de Indiana, EUA. Referida planta tem capacidade de processar 1,1 milhões de toneladas por ano. A indústria do aço nos EUA está atualmente experimentando um declínio geral de demanda e preços, devido a uma variedade de fatores, incluindo as condições econômicas atuais de excesso de capacidade de produção internacionais e nos EUA. Deste modo, a lucratividade futura da LLC está relacionada à recuperação do mercado e dos preços praticados.

28 – REMUNERAÇÃO DOS ADMINISTRADORES

Os honorários dos administradores foram fixados pela Assembléia Geral Ordinária e Extraordinária realizada em 24 de abril de 2001, no montante global anual de R$ 8.000. Foram apropriados em despesas gerais e administrativas durante o exercício findo em 31 de dezembro de 2001 o valor de R$ 7.319 (2000 - R$ 9.649).

29 – EVENTO SUBSEQÜENTE

Em Assembléia Geral Extraordinária realizada em 10 de janeiro de 2002, foi aprovada a emissão e distribuição pública de debêntures, no montante de R$690 milhões, representadas por 2 séries, contendo como principais características:

(i) **Forma e espécie:** nominativas, escriturais e não conversíveis em ações, sem garantia nem preferência;

(ii) **Valor nominal:** dividida em 69.000 debêntures, cada uma delas com valor nominal de R$10 mil;

(iii) **Quantidade:** a emissão será realizada em 2 (duas) séries. A primeira série será composta de até 69.000 (sessenta e nove mil) debêntures e a segunda série de até 25.000 (vinte e cinco mil) debêntures, observado, entretanto, que (i) o número total das debêntures colocadas, independentemente da série, não poderá exceder 69.000 (sessenta e nove mil) debêntures; (ii) o número de debêntures de cada série será determinado conjuntamente pela companhia e os coordenadores da emissão de acordo com o resultado do processo de *bookbuilding;*

(iv) **Preço de subscrição:** valor nominal unitário atualizado monetariamente, acrescido da respectiva remuneração, calculada *pro rata temporis*, desde a data da emissão até a data da efetiva integralização, que será à vista, em moeda corrente nacional, no ato da subscrição;

(v) **Remuneração:**

- **primeira série**: Taxa DI over extra grupo, expressa em forma percentual ao ano, base 252 dias, calculada e divulgada diariamente pela CETIP, acrescida de uma sobre taxa a ser definida. A remuneração será paga semestralmente, a partir da data de emissão;
- **segunda série**: atualizada monetariamente, a partir da data de emissão, com o IGP-M calculado na forma *pro rata temporis* por dias úteis, acrescido dos juros moratórios a serem determinados. A remuneração será paga anualmente, a partir da data de emissão;

(vi) **Vencimento:** Em 3 e 4 anos para a 1ª e 2ª séries, respectivamente;

(vii) **Aprovação:** AGE de 10/01/2002 e RCA de 20/02/2002.

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
DFP - DEMONSTRAÇÕES FINANCEIRAS PADRONIZADAS Data-Base - 31/12/2001 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

Report of Independent Accountants
dated
December 31, 2001 and 2000

ANDERSEN

Companhia Siderúrgica Nacional

Demonstrações Contábeis Acompanhadas do
Parecer dos Auditores Independentes

31 de Dezembro de 2001 e 2000

ANDERSEN

Parecer dos Auditores Independentes

Ao Conselho de Administração e Acionistas da

Companhia Siderúrgica Nacional:

(1) Examinamos os balanços patrimoniais individuais (controladora) e consolidados da COMPANHIA SIDERÚRGICA NACIONAL e controladas em 31 de dezembro de 2001 e 2000 e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis. As demonstrações contábeis em 31 de dezembro de 2001 e 2000 de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,01% do ativo total da controladora e 2,14% do ativo consolidado (2,25% e 2,19%, respectivamente, em 2000), e 11,48% negativo do resultado de participações societárias da controladora e 98,47% do consolidado (2,23% negativo e 100%, respectivamente, em 2000), foram auditadas por outros auditores independentes. Nossa opinião no que se refere a esses montantes baseia-se exclusivamente na opinião desses outros auditores independentes.

(2) Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das Sociedades; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração das Sociedades, bem como da apresentação das demonstrações contábeis individuais e consolidadas tomadas em conjunto.

(3) Conforme descrito na Nota 12, a controladora e a sua coligada MRS Logística S.A. optaram pelo diferimento das variações cambiais passivas líquidas ocorridas no primeiro trimestre de 1999 e no exercício de 2001, nos termos da Medida Provisória no. 3/2001 e das Deliberações da Comissão de Valores Mobiliários – CVM no. 404 e 409/2001 (Medida Provisória no. 1.818/1999 e da Deliberação da Comissão de Valores Mobiliários - CVM no. 294/1999, para o diferimento ocorrido no primeiro trimestre de 1999). A controlada GalvaSud S.A. optou pelo diferimento das variações cambiais passivas líquidas ocorridas no exercício de 2001. As práticas contábeis geralmente aceitas no Brasil requerem que os efeitos de flutuações nas taxas de câmbio sejam reconhecidos no resultado dos períodos em que elas ocorrerem. Como conseqüência, em 31 de dezembro de 2001, o patrimônio líquido e o lucro líquido para o exercício findo naquela data estão superavaliados em aproximadamente R$579.862 mil e R$574.808 mil respectivamente, já considerados os efeitos fiscais correspondentes (patrimônio líquido superavaliado em aproximadamente R$170.645 mil e o lucro líquido subavaliado em aproximadamente R$154.335 mil em 2000).

(4) Em nossa opinião, com base em nossos exames e nos pareceres dos outros auditores independentes, exceto pelos efeitos do assunto mencionado no parágrafo (3), as demonstrações contábeis referidas no parágrafo (1) representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira individual e consolidada da Companhia Siderúrgica Nacional e controladas em 31 de dezembro de 2001 e 2000, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos referentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis emanadas da legislação societária brasileira.

(5) Nossos exames foram conduzidos com o objetivo de emitirmos opinião sobre as demonstrações contábeis referidas no parágrafo (1) acima, tomadas em conjunto. As Informações Suplementares referentes às Demonstrações do Fluxo de Caixa, apresentadas no Anexo I, e às Demonstrações do Valor Adicionado, apresentadas na nota 23 , são apresentadas com o propósito de permitir análises adicionais e não são requeridas como parte das demonstrações contábeis básicas. Essas informações foram por nós examinadas de acordo com os procedimentos de auditoria mencionados no parágrafo (2) acima, e em nossa opinião, estão adequadamente apresentadas, em todos os aspectos relevantes, em relação às demonstrações contábeis obrigatórias tomadas em conjunto.

Rio de Janeiro, 01 de março de 2002 (exceto com relação à Nota 20, cuja data é 13 de março de 2002)

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-RJ

Amauri Froment Fernandes
Sócio-Diretor Responsável
Contador - CRC-1-RJ-39.012-1

CSN

Companhia Siderúrgica Nacional
Balanços Patrimoniais
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

ATIVO

	Controladora		Consolidado	
	31/12/01	31/12/00	31/12/01	31/12/00
CIRCULANTE				
Disponível	34.702	8.303	59.861	39.569
Títulos e valores mobiliários	343.982	1.179.466	600.577	1.326.104
Contas a receber	655.068	615.619	935.611	374.527
Estoques	623.606	613.119	729.087	744.487
IRPJ/CSL a compensar	210.598	37.537	216.411	38.654
IR e CSL diferidos	134.454	251.553	147.885	266.324
Títulos a receber p/venda invest.		2.961.803		3.277.495
Dividendos propostos a receber	239.854			
Outros	97.299	158.847	182.126	206.284
	2.339.563	5.826.247	2.851.558	6.273.444
REALIZÁVEL A LONGO PRAZO				
Empréstimos - ELETROBRÁS	52.763	51.554	53.110	51.752
IR e CSL diferidos	250.322	73.917	287.508	86.982
Créditos com controladas e coligadas	643.281	215.030	4.477	148
Depósitos judiciais	367.790	301.334	371.958	303.943
Títulos e valores a receber	121.712	40.911	121.712	75.147
Investimentos disponíveis para venda	266.912		266.912	
PIS/PASEP a compensar	137.107	121.025	137.107	121.025
Arrendamentos	31.081	34.223	49.116	56.079
Outros	121.132	38.821	68.592	23.044
	1.992.100	876.815	1.350.492	718.120
PERMANENTE				
Investimentos	1.226.066	1.087.497	25.832	348.387
Imobilizado	7.759.471	7.323.104	8.117.554	7.554.157
Diferido	1.016.195	363.785	1.077.603	387.174
	10.001.732	8.774.386	9.220.989	8.289.718
	14.333.395	15.477.448	13.433.039	15.281.282

PASSIVO

	Controladora		Consolidado	
	31/12/01	31/12/00	31/12/01	31/12/00
CIRCULANTE				
Empréstimos e financiamentos	2.506.780	1.220.400	2.728.712	2.086.369
Fornecedores	364.662	471.303	384.633	473.473
Salários e contribuições sociais	55.149	46.984	67.438	60.187
Tributos a recolher	98.627	88.869	137.918	91.017
IR e CSL diferidos	196.849	116.365	197.756	116.365
Juros sobre capital próprio deliberados	397	330.079	397	330.079
Dividendos e juros sobre capital próprio propostos	90.000	1.587.666	90.000	1.587.666
Outros	308.691	159.199	125.510	149.713
	3.621.155	4.018.865	3.732.364	4.894.869
EXIGÍVEL A LONGO PRAZO				
Empréstimos e financiamentos	3.171.442	3.473.086	2.842.531	3.072.078
Provisão para passivo a descoberto em investimentos	4.592	17.127		
Imposto de renda e contribuição social em juízo	218.381	219.049	218.381	219.049
Contas a pagar - empresa controlada	696.929	621.561		
IR e CSL diferidos	1.215.112	1.232.875	1.216.927	1.232.875
Outros	252.571	148.727	304.703	158.810
	5.559.027	5.712.525	4.582.542	4.682.712
PATRIMÔNIO LÍQUIDO				
Capital social integralizado	1.680.947	1.680.947	1.680.947	1.680.947
Reserva de capital	1.258	1.258	1.258	1.258
Reservas de reavaliação	2.309.650	2.382.854	2.309.650	2.382.854
Reservas de lucros	1.161.358	1.244.209	1.126.278	1.019.458
Lucros acumulados		436.790		619.184
	5.153.213	5.746.058	5.118.133	5.703.701
	14.333.395	15.477.448	13.433.039	15.281.282

As notas explicativas são parte integrante destes balanços

Companhia Siderúrgica Nacional
Demonstrações do Resultado
Relativas aos exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto o lucro líquido por lote de mil ações)

	Controladora		Consolidado	
	31/12/01	31/12/00	31/12/01	31/12/00
RECEITA BRUTA DE VENDAS				
Vendas de produtos				
Mercado interno	3.546.720	3.315.122	4.313.528	3.605.725
Mercado externo	463.085	598.251	518.367	658.406
	4.009.805	3.913.373	4.831.895	4.264.131
Deduções da receita bruta				
Tributos sobre vendas	(695.481)	(652.397)	(810.501)	(760.691)
Abatimentos e devoluções	(30.030)	(21.835)	(38.920)	(31.100)
	(725.511)	(674.232)	(849.421)	(791.791)
RECEITA LÍQUIDA DE VENDAS	3.284.294	3.239.141	3.982.474	3.472.340
CUSTO DOS PRODUTOS VENDIDOS	(2.088.215)	(1.982.173)	(2.280.482)	(2.097.613)
Lucro bruto	1.196.079	1.256.968	1.701.992	1.374.727
Receitas e despesas operacionais				
Despesas com vendas	(123.394)	(155.776)	(183.047)	(225.682)
Despesas gerais e administrativas	(212.297)	(193.121)	(246.386)	(211.381)
Outras despesas líquidas	(158.975)	(60.398)	(154.595)	(79.813)
Lucro operacional antes dos efeitos financeiros e das participações	701.413	847.673	1.117.964	857.851
Despesas financeiras	(508.618)	(410.724)	(481.569)	(510.366)
Receitas financeiras	60.495	231.924	117.070	225.261
Variações monetárias e cambiais				
Ativas	134.719	134.708	174.328	164.447
Passivas	(576.598)	(529.267)	(569.930)	(562.712)
Resultado de participações societárias				
Equivalência patrimonial	468.678	1.096.104	(53.872)	84.090
Reversão da provisão para passivo a descoberto em investimentos	12.535	326.503		
Amortização de ágio	(1.990)	(3.906)	(1.990)	(3.906)
Lucro operacional	290.634	1.693.015	302.001	254.665
Receitas (despesas) não operacionais, líquidas	(4.279)	58.356	(4.594)	1.637.234
Lucro antes do imposto de renda e da contribuição social	286.355	1.751.371	297.407	1.891.899
Imposto de renda	4.898	(54.046)	233	(55.564)
Contribuição social	4.787	(56.989)	2.189	(59.071)
LUCRO LÍQUIDO DO EXERCÍCIO	296.040	1.640.336	299.829	1.777.264
Quantidade de ações no final do exercício (em milhares)	71.729.261	71.729.261		
Lucro líquido do exercício por lote de 1.000 ações em circulação no final do exercício (R$)	4,13	22,87		

As notas explicativas são parte integrante destas demonstrações

Companhia Siderúrgica Nacional
Demonstrações das Mutações do Patrimônio Líquido da Controladora
Para os exercícios findos em 31 de dezembro 2001 e 2000
(Em milhares de reais)

	Capital social integralizado	Reserva de Capital	Reservas de Reavaliação		Reservas de Lucros		Lucros acumulados	Total do patrimônio líquido
		Incentivo fiscal FINOR	De bens próprios	De bens de controlada	Investimentos	Legal		
SALDO EM 31/12/1999	1.680.947	1.258	2.523.723	3.261	1.722.828	99.630		6.031.647
Diferencial de contribuição social sobre reserva de reavaliação			(6.555)					(6.555)
Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social			(135.865)	(6)			135.871	
Estorno de reavaliação de bens de controladas em conjunto líquida de imposto de renda e contribuição social				(1.704)				(1.704)
Lucro líquido do exercício							1.640.336	1.640.336
Destinação do lucro:								
- Reservas						82.017	(82.017)	
- Juros sobre capital próprio deliberados					(71.100)		(258.900)	(330.000)
- Juros sobre capital próprio propostos					(589.166)			(589.166)
- Dividendos propostos							(998.500)	(998.500)
SALDO EM 31/12/2000	1.680.947	1.258	2.381.303	1.551	1.062.562	181.647	436.790	5.746.058
Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social			(109.070)	(1.314)			110.384	
Diferencial de alíquota CSL			37.180					37.180
Lucro líquido do exercício							296.040	296.040
Destinação do lucro:								
- Reservas					171.622	14.802	(186.424)	
- *Juros sobre capital próprio deliberados*							(130.000)	
- Juros sobre capital próprio propostos							(90.000)	(220.000)
- Dividendos deliberados					(269.275)		(436.790)	(706.065)
SALDO EM 31/12/2001	1.680.947	1.258	2.309.413	237	964.909	196.449		5.153.213
			2.309.650		1.161.358			

As notas explicativas são parte integrante destas demonstrações

Companhia Siderúrgica Nacional
Demonstrações das Origens e Aplicações de Recursos
Para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
ORIGENS DE RECURSOS				
Das operações sociais				
Lucro líquido do exercício	296.040	1.640.336	299.829	1.777.264
Despesas (receitas) que não afetam o capital circulante				
- Variações monetárias, cambiais e encargos a longo prazo (líquidos)	(452.539)	181.710	(775.376)	286.004
- Resultado de participações societárias	(479.223)	(1.418.701)	55.862	(80.184)
- Baixas do ativo permanente	4.130	1.129.086	5.024	1.557.228
- Depreciação / exaustão / amortização	411.430	389.225	425.752	391.999
- Amortização de variação cambial diferida	739.280	173.779	739.280	173.779
- Imposto de renda e contribuição social diferidos	(20.187)	23.504	(43.803)	23.504
- Outras	96.624	8.478	102.782	(69.215)
	595.655	2.127.417	809.350	4.060.379
De terceiros - longo prazo				
Ingressos de empréstimos e financiamentos	486.215	1.200.177	608.442	1.916.302
Decréscimo em outros realizáveis	71.597	436.847	65.830	97.214
Acréscimos de passivos - empresa controlada	13.469	621.561		
Acréscimos de outros passivos	68.595	140.458	793.369	140.458
Investimentos destinados a venda	268.912		266.912	
Dividendos propostos de controladas	243.625			
Outros	133.279	67.031	143.932	86.583
	1.283.692	2.466.074	1.878.484	2.240.557
	1.879.247	4.593.491	2.687.834	6.300.936
APLICAÇÕES DE RECURSOS				
No ativo permanente				
Investimentos	183.028	240.045	125	200.911
Imobilizado	855.464	668.984	995.449	808.937
Diferido	51.101	69.686	83.982	82.794
	1.089.593	978.715	1.079.556	1.092.642
Outras				
Dividendos e juros sobre capital próprio	926.065	1.917.666	926.065	1.917.666
Transferência de empréstimos e financiamentos para o curto prazo	1.469.779	440.445	1.376.426	442.060
Acréscimos de ativos realizáveis a longo prazo	989.118	180.529	404.944	792.884
Imposto de renda e contribuição social diferidos	278.935	10.782	281.621	10.782
Decréscimo de empréstimos e financiamentos a longo prazo	151.183	64.587	770.391	66.814
Outros	63.548	12.871	108.212	12.631
	3.878.628	2.626.880	3.867.659	3.242.837
	4.968.221	3.605.595	4.947.215	4.335.479
AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE	(3.088.974)	987.896	(2.259.381)	1.965.457
VARIAÇÕES DO CAPITAL CIRCULANTE				
Ativo circulante				
- No fim do exercício	2.339.563	5.826.247	2.851.558	6.273.444
- No início do exercício	5.826.247	2.673.610	6.273.444	2.741.726
	(3.486.684)	3.152.637	(3.421.886)	3.531.718
Passivo circulante				
- No fim do exercício	3.621.156	4.018.865	3.732.364	4.894.869
- No início do exercício	4.018.865	1.854.124	4.894.869	3.328.608
	(397.710)	2.164.741	(1.162.505)	1.566.261
AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE	(3.088.974)	987.898	(2.259.381)	1.965.457

As notas explicativas são parte integrante destas demonstrações

Anexo I

Companhia Siderúrgica Nacional
Demonstrações dos Fluxos de Caixa (Informação suplementar)
Para os exercícios findos em 31 de dezembro de 2001 e 2000
(Em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
Fluxo de caixa proveniente das operações:				
Lucro líquido do exercício	**296.040**	**1.640.336**	**299.829**	**1.777.264**
Ajustes para reconciliar o lucro líquido do exercício com os recursos provenientes das atividades operacionais:				
- Amortização da variação cambial diferida	739.280	173.779	739.280	173.779
- Variações monetárias e cambiais líquidas	(550.995)	223.296	(627.064)	231.749
- Provisão para encargos sobre empréstimos e financiamentos	514.869	335.716	365.968	400.137
- Depreciação / exaustão / amortização	411.430	389.225	425.752	391.999
- Baixas de ativo permanente	4.130	1.129.086	5.024	1.557.228
- Resultado de participações societárias	(479.223)	(1.418.701)	55.862	(80.184)
- Ganhos (perdas) não operacionais		(97.149)	(967)	(97.149)
- Imposto de renda e contribuição social diferidos	82.288	(5.813)	63.406	(10.994)
- Outras provisões	53.748	160.365	(16.096)	118.689
	1.071.567	**2.530.140**	**1.310.994**	**4.462.518**
(Aumento) diminuição nos ativos:				
- Contas a receber	(14.922)	(55.787)	(471.057)	(35.243)
- Títulos a receber por venda de investimentos	2.961.803	(2.864.654)	3.277.495	(3.180.347)
- Estoques	(13.689)	(122.208)	13.256	(207.665)
- Depósitos judiciais	(66.456)	(153.040)	(68.015)	(153.227)
- Créditos com controladas e coligadas	(504.835)	323.349	(3.556)	3
- Impostos a Compensar	(177.676)	89.455	(178.446)	89.455
- Outros	(15.666)	(163.946)	(51.270)	(145.139)
	2.168.559	**(2.946.831)**	**2.518.407**	**(3.632.163)**
Aumento (diminuição) nos passivos:				
- Fornecedores	(106.641)	189.832	(101.863)	186.100
- Salários e encargos sociais	8.165	7.988	7.251	15.858
- Tributos	(47.096)	3.036	30.222	32.906
- Contas a pagar - empresa controlada	151.728	621.561		
- Outros	56.788	128.825	57.466	130.934
	62.944	**951.242**	**(6.924)**	**365.798**
Recursos líquidos provenientes das atividades operacionais	**3.303.070**	**534.551**	**3.822.477**	**1.196.153**
Fluxo de caixa utilizado nas atividades de investimentos:				
Investimentos	(183.028)	(240.045)	(125)	(200.911)
Imobilizado	(754.526)	(595.149)	(883.726)	(735.127)
Diferido	(51.101)	(69.686)	(83.982)	(82.794)
Recursos líquidos utilizados nas atividades de investimentos	**(988.655)**	**(904.880)**	**(967.833)**	**(1.018.832)**
Fluxo de caixa proveniente das atividades de financiamento:				
Ingressos de empréstimos e financiamentos:	954.212	1.422.608	11.739.394	5.453.735
Pagamentos efetuados:				
- Instituições financeiras	(1.241.275)	(1.089.381)	(12.545.868)	(5.618.922)
- Controladas	(83.032)			
- Juros sobre capital próprio/dividendos	(2.753.405)	(122.788)	(2.753.405)	(122.788)
	(4.077.712)	**(1.212.169)**	**(15.299.273)**	**(5.741.710)**
Recursos líquidos provenientes das atividades de financiamento	**(3.123.500)**	**210.439**	**(3.559.879)**	**(287.975)**
Diminuição no caixa e títulos e valores mobiliários	**(809.085)**	**(159.890)**	**(705.235)**	**(110.654)**
Caixa e títulos e valores mobiliários no início do exercício	1.187.769	1.347.659	1.365.673	1.476.327
Caixa e títulos e valores mobiliários no fim do exercício	**378.684**	**1.187.769**	**660.438**	**1.365.673**
Informações adicionais para o fluxo de caixa				
Variações monetárias e juros ativados	100.938	73.835	111.723	73.810

As notas explicativas são parte integrante destas demonstrações

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

1. CONTEXTO OPERACIONAL

A Companhia Siderúrgica Nacional (CSN) produz aços planos, tendo como principal instalação industrial a Usina Presidente Vargas, localizada no Município de Volta Redonda, Estado do Rio de Janeiro.

A CSN explora, ainda, minério de ferro, calcário e dolomita, no Estado de Minas Gerais, para suprir as necessidades da Usina Presidente Vargas. Para otimização de suas atividades, a companhia também investe estrategicamente em empresas de transporte ferroviário e energia elétrica, entre outras.

2. PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações contábeis foram elaboradas de acordo com as práticas contábeis previstas na legislação societária brasileira e nas normas e pronunciamentos estabelecidos pela Comissão de Valores Mobiliários (CVM) e pelo Instituto Brasileiro dos Auditores Independentes – IBRACON.

(a) Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercícios. Conforme detalhado na nota 12, a companhia optou por diferir parte das variações cambiais líquidas incorridas no primeiro trimestre de 1999 e no exercício de 2001.

(b) Títulos e valores mobiliários

Os títulos e valores mobiliários estão registrados ao custo, acrescidos dos rendimentos auferidos até a data dos balanços, não excedendo o valor de mercado.

(c) Provisão para devedores duvidosos

A provisão para devedores duvidosos foi constituída em montante julgado suficiente pela Administração, para absorver eventuais perdas na realização dos recebíveis.

(d) Estoques

Os estoques são valorizados ao menor valor entre o custo médio de produção/compra e o valor líquido de realização ou o custo de reposição, respectivamente, exceto as importações em andamento, que são valorizadas ao custo identificado.

(e) Demais ativo circulante e realizável a longo prazo

São apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos auferidos até a data do balanço ou, no caso de despesas antecipadas, ao custo.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

(f) Investimentos

Os investimentos em sociedades controladas, controladas em conjunto e coligadas são avaliados pelo método da equivalência patrimonial, acrescidos de ágio a amortizar, quando aplicável.

Os demais investimentos permanentes são avaliados pelo custo de aquisição.

(g) Imobilizado

O valor do ativo imobilizado da controladora inclui a reavaliação dos bens, com base em laudo de peritos avaliadores independentes, realizado em 31 de março de 1999, conforme facultado pela Deliberação CVM nº 288 de 3 de dezembro de 1998. A depreciação é calculada pelo método linear, às taxas mencionadas na nota 11, com base na vida útil-econômica remanescente dos bens após a reavaliação. A exaustão da mina é calculada com base na quantidade de minério de ferro extraída. Os encargos financeiros relativos a recursos captados para obras em andamento são capitalizados enquanto as mesmas não forem concluídas.

As controladas demonstram o ativo imobilizado pelo valor de custo de aquisição, líquido de depreciação acumulada, exceto a FEM – Projetos, Construções e Montagens S.A. que possui bens reavaliados, que não ultrapassam o valor de recuperação dos mesmos.

(h) Diferido

A formação do diferido deve-se, basicamente, a gastos incorridos no desenvolvimento e implantação de projetos que deverão gerar retorno econômico para a companhia nos próximos exercícios, sendo a amortização efetuada linearmente de acordo com o prazo previsto de retorno econômico dos referidos projetos. Adicionalmente, inclui o montante das variações cambiais líquidas relativas ao primeiro trimestre de 1999 e exercício de 2001, conforme disposto na Deliberação CVM nº 294/99 e Deliberações CVM n°s 404/01 e 409/01, respectivamente.

(i) Passivo circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais incorridas até a data dos balanços.

(j) Provisão para manutenção e grandes reformas dos altos-fornos

É registrada conforme a característica dos gastos, sendo: a) Manutenção - constituída anualmente de acordo com estimativas de gastos a serem incorridos para manter certas instalações em plena capacidade de produção (a provisão é apresentada no passivo circulante no grupo Outros); b) Grandes reformas e refratamento - são capitalizados no ativo imobilizado em operação, sendo depreciados pelo período compreendido até a próxima grande reforma prevista.

(k) Demonstrações contábeis relativas ao exercício findo em 31 de dezembro de 2000

As demonstrações contábeis relativas ao exercício findo em 31 de dezembro de 2000 foram reclassificadas para fins de comparabilidade, principalmente pela reclassificação de tributos a recolher – passivo circulante para outros – exigível a longo prazo.

(Em milhares de reais, exceto quando mencionado)

(l) Benefícios a empregados

Em atendimento à Deliberação CVM nº 371 de 13 de dezembro de 2000, a companhia, mediante estudo atuarial, optou por provisionar anualmente 20% desse encargo, a partir do exercício de 2002 até 2006, correspondentes aos benefícios pós empregos, conforme divulgado na Nota 25c.

(m) Imposto de Renda e Contribuição Social sobre o Lucro Líquido

São calculados com base nas alíquotas efetivas de imposto de renda e contribuição social sobre o lucro líquido e consideram a absorção de prejuízos fiscais e base negativa de contribuição social, limitada a 30%, para fins de determinação de exigibilidade. Na apuração do imposto de renda e da contribuição social sobre o lucro líquido, são constituídos créditos fiscais de impostos diferidos sobre prejuízo fiscais, base negativa e sobre diferenças temporárias, bem como, débitos fiscais de imposto de renda e contribuição social sobre variação cambial diferida de 1999 e 2001 e outras diferenças temporais.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

3- DEMONSTRAÇÕES CONTÁBEIS CONSOLIDADAS

As demonstrações contábeis consolidadas em 31 de dezembro de 2001 e 31 de dezembro de 2000 incluem as seguintes controladas e controladas em conjunto:

Empresas	Participação direta no capital social total e volante (%) 31/12/2001	31/12/2000	Atividades principais
Consolidadas integralmente:			
CSN Overseas	100,00	100,00	Operações financeiras
CSN Iron, S.A.(1)		100,00	Operações financeiras
CSN Steel Corp.	100,00	100,00	Participações societárias
CSN Islands Corp.	100,00	100,00	Operações financeiras
Energy I Corp.(1)		100,00	Participações societárias
CSN Energy Corp.	100,00	100,00	Participações societárias
CSN Cayman Ltd. (2)		100,00	Comercialização de aço
Steel II, S.A.	100,00	100,00	Participações societárias
CISA - CSN Indústria de Aços Revestidos S.A.	99,99	99,99	Centro de serviços de produtos siderúrgicos
CENER S.A.(3)		99,99	Participações societárias
FEM - Projetos, Construções e Montagem S.A.	99,99	99,99	Manutenção e montagem
Indústria Nacional de Aços Laminados - Inal S.A.	99,99	99,99	Centro de serviços de produtos siderúrgicos
CSC - Cia. Siderúrgica do Ceará	99,99	99,99	Siderurgia
CSN Panama, S.A.	99,99	99,99	Participações societárias
CSN Energia S.A.	99,90	99,90	Comercialização de energia elétrica
CSN Participações Energéticas S.A.	99,70	99,70	Participações societárias
CSN I S.A.	99,67	99,67	Siderurgia
Consolidadas proporcionalmente:			
GalvaSud S.A	51,00	51,00	Centro de serviços de produtos siderúrgicos
Nordeste Energia Participações S.A (NEPAR)	50,01	50,01	Participações societárias
Sepetiba Tecon S.A (4)	20,00	20,00	Serviços portuários

(1) Em dezembro de 2001, a CSN Iron, S.A. passou a ser controlada pela CSN Panama, S.A. e a Energy I Corp. pela CSN Energy Corp. Considerando-se a participação indireta, o percentual de participação total em ambas atinge 100%.

(2) Em janeiro de 2001, a CSN Cayman, Ltd. passou a ser controlada pela Energy I Corp. Considerando-se a participação indireta, o percentual de participação total atinge 100%.

(3) Em 31 de maio de 2001, a CENER S.A., empresa na qual a CSN participava com 99,99% do seu capital total, foi incorporada pela Itá Energética.

(4) Considerando a participação indireta na Sepetiba Tecon S.A., através da CSN Panama,S.A., o percentual de participação total atinge 50%.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

As datas de encerramento dos exercícios sociais das controladas e controladas em conjunto são coincidentes com as da controladora.

As demonstrações contábeis elaboradas em dólares norte-americanos (CSN Cayman, CSN Iron, CSN Panama, CSN Islands, CSN Steel, Energy I Corp., CSN Overseas, CSN Energy Corp. e CSN Stell II, S.A.) foram convertidas para reais pela taxa de 31 de dezembro de 2001 – R$ 2,3204 (31 de dezembro de 2000 - R$ 1,9554) e os ganhos/perdas auferidos dessas conversões foram contabilizados nos resultados dos respectivos exercícios, na linha de resultado de equivalência patrimonial na controladora e na linha de variação monetária no consolidado. As referidas demonstrações contábeis foram preparadas utilizando-se de práticas contábeis compatíveis com as adotadas pela controladora.

Na elaboração das demonstrações contábeis consolidadas, todos os saldos e transações entre as sociedades consolidadas foram eliminados.

A CSN obteve anuência da Comissão de Valores Mobiliários para não consolidar as investidas abaixo, por não representarem alteração relevante na unidade econômica consolidada.

	Participação no capital social(%)			
	31/12/2001		31/12/2000	
Empresas	Total	Votante	Total	Votante
Companhia Ferroviária do Nordeste - CFN	30,00	30,00	30,00	30,00
Ferrovia Centro Atlântica S.A. (FCA)	11,95	11,66	11,95	11,66
Itá Energética S.A.			25,19	48,75
MRS Logística S.A.	32,17	18,63	32,17	18,63

O Conselho de Administração decidiu alienar a participação acionária da companhia na Itá Energética S.A. (ITASA), que era de 48,75%, transferindo o valor desse investimento para o realizável a longo prazo.

As demonstrações contábeis consolidadas não contemplam a CSN Aceros, S.A., coligada através da participação de 37,50% pela CSN Panama, S.A.

A conciliação entre o patrimônio líquido e o lucro líquido do exercício da controladora e do consolidado é apresentada a seguir:

	Patrimônio líquido		Lucro líquido	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Controladora	5.153.213	5.746.058	296.040	1.640.336
Reversão de patrimônio líquido negativo de controladas				147.270
(Eliminação) Realização de lucros nos estoques	(20.599)	(28.511)	7.912	(10.811)
Juros ativados	(14.489)	(14.340)	(149)	(25)
Ajustes de exercícios anteriores e outros acréscimos			(3.981)	
Outros ajustes	8	494	7	494
Consolidado	5.118.133	5.703.701	299.829	1.777.264

Estão sendo apresentadas apenas as mutações do patrimônio líquido da controladora.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

4. TRANSAÇÕES ENTRE PARTES RELACIONADAS

	CSN OVERSEAS	CSN CAYMAN	CSN IRON	CSN PANAMA	CSN ISLANDS	MRS	GALVASUD	CISA	INAL	OUTRAS*	TOTAL 31/12/2001	TOTAL 31/12/2000
ATIVO												
Contas a Receber	318	217.246				203	27.116	164	73.556	41	318.644	335.451
Outras Operações:												
Debêntures Sepetiba Tecon										18.000	18.000	23.000
Dividendos a receber CSN Energia										239.854	239.854	
Mútuo/conta corrente(1)	467.132		152.392	23.757		4.761	2	50		88	648.182	612.730
Adiantamento a fornecedores						5.877					5.877	
Adiantamento para futuro aumento de capital								68.832		6.219	75.051	19.723
TOTAL	467.448	217.246	152.392	23.757		10.841	27.118	69.046	73.556	264.204	1.305.608	991.904
PASSIVO												
Empréstimos:												
Pré-pagamento		128.059									128.059	530.842
Fixed rate notes(2)	145.974										145.974	127.157
Emprest. Investidas	69.174										69.174	51.351
Intercompany bonds(3)			1.402.827		845.481						2.248.308	1.894.871
Mútuo/conta corrente(1)	813.682	18.854								3.076	835.612	685.306
Outras Operações:												
Prestação de Serviços										577	577	
Estoque de Coligadas								54.198	10.439		64.637	1.042
Contas a pagar							68		300	317	685	
TOTAL	1.028.830	146.913	1.402.827		845.481		68	54.198	10.739	3.970	3.493.026	3.291.759
											31/12/2001	31/12/2000
RECEITA												
Vendas de produtos e serviços		434.059					106.746	21.230	195.236		757.271	803.561
Juros e variação cambial	8.368	70.181	24.266	3.423	229						106.467	145.389
Outras						8				254	262	913
TOTAL	8.368	504.240	24.266	3.423	229	8	106.746	21.230	195.236	254	864.000	949.863
DESPESA												
Serviços						10.323				24.260	34.583	176.546
Juros e variação cambial	214.005	23.686	190.551		25.964					524	454.730	351.556
Outras												33.52[illegible]
TOTAL	214.005	23.686	190.551		25.964	10.323				24.784	489.313	561.613

*OUTRAS: CFN, FCA, CSC, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. e CSN Participações Energéticas S.A.
Essas operações foram pactuadas em condições normais de mercado e/ou legislação vigente para operações semelhantes, sendo as principais destacadas abaixo:
(1) Libor + 6% a.a. - prazo indeterminado.
(2) Juros de 11% a.a. - vencimento 1ª tranche: 23/01/2004 e 2ª tranche: 29/01/2004.
(3) Juros de 9,5% a.a. (1ª tranche) e 8,25% a.a.(2ª tranche) - vencimento 1ª e 2ª tranche: 01/06/2007 – CSN Iron
Juros de 2,8% a.a.- vencimento: 02/08/2002 – CSN Island

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

5. TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Curto prazo				
Fundo de investimento financeiro (líquido de imposto de renda na fonte)	200.485	1.135.530	450.349	1.135.530
Aplicação no exterior e posição líquida de opções de dólar	376	23.681	30.163	77.229
Renda fixa	143.121	20.255	120.065	113.345
	343.982	1.179.466	600.577	1.326.104
Longo prazo (incluído em Outros)				
Renda fixa e debêntures (líquido de provisão para perdas prováveis e imposto de renda na fonte)	19.169	23.917	4.048	917
	363.151	1.203.383	604.625	1.327.021

A Administração da companhia vem aplicando a maior parte de seus recursos financeiros em Fundos de Investimentos, os quais estão compostos por títulos do governo e papéis de renda fixa com variação monetária ou cambial, emitidos no país.

6 – CONTAS A RECEBER

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Mercado interno	510.244	506.013	906.743	468.077
Empresas controladas e coligadas	101.057	78.667		
Outros clientes	409.187	427.346	906.743	468.077
Mercado externo	226.220	262.622	115.386	63.970
Empresas controladas e coligadas	217.587	257.784		
Outros clientes	8.633	4.838	115.386	63.970
Provisão para devedores duvidosos	(81.396)	(153.016)	(86.518)	(157.520)
	655.068	615.619	935.611	374.527

Do montante da provisão para devedores duvidosos apresentados em 31 de dezembro de 2000, R$75.000 foram renegociados com clientes durante o exercício de 2001.

7. ESTOQUES

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Produtos acabados	169.265	144.498	217.306	194.602
Produtos em elaboração	137.054	62.840	134.634	73.561
Matérias-primas	136.943	202.335	191.795	267.201
Almoxarifado	148.312	159.895	149.707	161.049
Importações em andamento	12.560	40.893	12.803	40.894
Materiais em trânsito	19.472	2.658	22.842	7.180
	623.606	613.119	729.087	744.487

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

8. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Ativo circulante				
Imposto de renda	99.098	212.525	111.746	227.023
Contribuição social	35.356	39.028	36.139	39.301
	134.454	251.553	147.885	266.324
Realizável a longo prazo				
Imposto de renda	220.727	61.519	248.507	71.278
Contribuição social	29.595	12.398	39.001	15.704
	250.322	73.917	287.508	86.982
Passivo circulante				
Imposto de renda	138.027	85.563	138.694	85.563
Contribuição social	58.822	30.802	59.062	30.802
	196.849	116.365	197.756	116.365
Exigível a longo prazo				
Imposto de renda	920.539	906.599	921.873	906.599
Contribuição social	294.573	326.376	295.054	326.376
	1.215.112	1.232.975	1.216.927	1.232.975
Patrimônio liquido				
IR s/ parcela de reserva de reavaliação	(840.515)	(881.829)	(840.515)	(881.829)
CSL s/ parcela de reserva de reavaliação	(279.798)	(317.458)	(279.798)	(317.458)
	(1.120.313)	(1.199.287)	(1.120.313)	(1.199.287)
Resultado				
Imposto de renda	(61.938)	30.631	(48.506)	35.326
Contribuição social	(20.354)	(24.818)	(14.902)	(24.332)
	(82.292)	5.813	(63.408)	10.994

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

As origens do imposto de renda e contribuição social diferidos da controladora são demonstradas a seguir:

	31/12/01				31/12/00			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Ativos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Provisão para contingências cíveis, trabalhistas e fiscais	4.523	28.676	1.628	8.536	5.797	20.313	2.087	7.312
Provisão para devedores duvidosos	11.005	5.585	3.962	1.787	33.355		12.008	
Provisão para juros sobre capital próprio	22.522		8.108		147.308		15.816	
Provisão para passivo a descoberto		1.148		367	3.253		1.171	
Provisão para perda de estoque	2.067		741		4.369		1.573	
Provisão para perda de imobilizado	620		198		4.202		1.513	
Tributos em discussão judicial		46.697				26.509		
Prejuízos fiscais / base negativa	23.000	136.395	8.280	17.961				
Perdas de títulos a receber	30.896		11.123					
Outros	4.475	4.226	1.316	944	14.241	14.697	4.860	5.086
Total	99.098	220.727	35.356	29.595	212.525	61.519	39.028	12.398

	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Passivos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Variação cambial diferida	95.527	117.684	34.390	37.659	33.887	45.515	12.199	16.385
Lucros de controladas no exterior não disponibilizados						26.089		9.392
IR / CSL sobre reserva de reavaliação	42.500	798.015	24.432	255.366	51.676	830.153	18.603	298.855
Outros		4.840		1.548		4.842		1.744
Total	138.027	920.539	58.822	294.573	85.563	906.599	30.802	326.376

O imposto de renda e a contribuição social ativos diferidos decorrentes de prejuízos fiscais e base negativa de contribuição social, foram constituídos baseados no histórico de rentabilidade da companhia e a conseqüente expectativa de rentabilidade futura. A expectativa é de que tais créditos sejam integralmente compensados no período de até 5 anos.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

Além dos créditos já registrados, a companhia possui ação judicial relativa ao "Plano Verão", na qual busca os efeitos financeiro-fiscais, relativamente ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87%, na apuração da base de cálculo do IRPJ/CSL. Em 1ª Instância o pedido da companhia foi julgado procedente, em parte, limitando o percentual de janeiro de 1989 a 42,72%, descontado o índice já aplicado de 12,15%.Os efeitos da referida ação não foram reconhecidos contabilmente pela companhia(vide nota 16, item c).

A conciliação das despesas e receitas de imposto de renda – IRPJ e de contribuição social – CSL correntes da controladora e o produto da alíquota efetiva sobre o lucro antes do IRPJ e da CSL é demonstrada como segue:

	31/12/2001		31/12/2000	
	IRPJ	CSL	IRPJ	CSL
Lucro antes da CSL e do IRPJ	286.354	286.354	1.751.371	1.751.371
Alíquota	25%	9%	25%	9%
	(71.589)	(25.772)	(437.843)	(157.623)
Ajustes para refletir a alíquota efetiva:				
Benefício fiscal dos juros sobre capital próprio	55.000	19.800	229.791	45.510
Resultado de equivalência patrimonial	117.169	42.180	274.026	98.649
Lucros não disponibilizados			(26.089)	(9.392)
Lucros disponibilizados de controladas no exterior	(131.621)	(46.234)	(57.802)	(20.809)
Diferenças temporárias alocadas no diferido	61.938	20.354	(30.631)	24.818
Outras adições (exclusões)	35.938	14.813	(36.129)	(13.324)
Controladora	66.836	25.141	(84.677)	(32.171)
Consolidado	48.739	17.091	(90.890)	(34.739)

Em dezembro de 2001, a companhia não apresenta IRPJ/CSL corrente, devido a apuração de prejuízo fiscal e base negativa.

9 - PIS/PASEP A COMPENSAR

Em razão da decisão judicial favorável, já transitada em julgado, de inconstitucionalidade dos Decretos-Lei nºs 2.445/88 e 2.449/88, pelo STF e pela Resolução nº 49/95 do Senado Federal, bem como consubstanciada na opinião de seus consultores legais, a companhia está apresentando este crédito no seu balanço patrimonial, o qual inclui o principal e acréscimos legais.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

10. INVESTIMENTOS

Empresas	Quantidade de ações – Ordinárias	Quantidade de ações – Preferenciais	Participação no capital social (%)	Informações sobre a investida – Patrimônio líquido e Passivo a descoberto	Informações sobre a investida – Lucro (Prejuízo) líquido do exercício	Movimentação de investimentos em 2001 – Saldo em 31/12/00	Adições	Baixas	Amortização de ágio	Equivalência patrimonial	Juros sobre capital próprio/dividendos	Saldo em 31/12/01	Consolidado Saldo em 31/12/01
Em operação													
FEM	376.336		99,99	4.590	1.631	4.425				153		4.550	
MRS (a)	35.084.849	74.281.193	32,37	35.374	(161.393)	63.619				(51.918)		11.701	11.701
GalvaSud (h)	64.540.496		51,00	84.163	(42.378)	42.821	21.715			(21.613)		42.923	
Inal	8.457.180		99,99	104.948	3.039	107.976				(3.029)		104.947	
CSN Overseas	2.500		100,00	6.690	(9.941)	14.014				(7.324)		6.690	
CSN Iron(f)						228.936		(398.271)		171.335			
CSN Steel	1		100,00			32				(32)			
CSN Islands	50.000		100,00	116		98				18		116	
CSN Panama(f)	16.870	11.411	99,99	383.770	(12.425)		398.371			(14.601)		383.770	
CISA	129.999.997		99,99	85.397	(35.543)	2.741	117.000			(34.345)		85.396	
Itá Energética (a) (b)	253.606.840		48,75	520.932	(11.733)	106.724	148.277	(253.979)		(1.026)			
CSN Energia	999		99,90	208.575	397.790	85.077	44.287			201.671	(243.625)	208.415	
Cener(e)						150.145	(140.277)	(913)		(945)			
Energy I(g)						315.694		(356.648)		40.954			
Sepetiba Tecon(a)	7.825.384		20,00	34.768	(4.342)	7.826				(868)		6.958	
CSN Energy Corp(g)	200.000.000		100,00	356.671			356.675			(4)		356.671	
Em pré-operação													
CSN Participações Energéticas	997		99,70	1		1						1	
CSN I	600	1.194	99,67	2		2						2	
Total de Investimentos						1.058.985	938.048	(1.009.921)		458.678	(243.625)	1.212.161	11.701
Outros investimentos ao custo(d)						12.751		(12.621)				130	350
Ágio													
Inal						12.337			(1.742)			10.595	10.595
MRS						2.312			(248)			2.064	2.064
CISA						1.112						1.112	1.112
Total do Ágio						15.761			(1.990)			13.771	13.771
Total do movimento dos investimentos e ágio em 2001						1.087.497	938.048	(1.022.542)	(1.990)	458.678	(243.625)	1.226.066	25.832
Total do movimento dos investimentos e ágio em 2000						879.517	240.076	(1.124.294)	(3.906)	1.096.104		1.087.427	348.387
Passivo a descoberto sobre investimentos													
CSN Cayman						(11.160)				11.160			
CSN Panama	16.870	11.411	99,99			(1.833)				1.833			
CSN Steel	1		100,00	(8)	(45)					(8)		(8)	
CSC	1.099.996		99,99	(4.584)	(524)	(4.114)				(470)		(1.584)	
Total do movimento do passivo a descoberto em 2001						(17.127)				12.535		(4.592)	
Total do movimento do passivo a descoberto em 2000						(343.630)				326.503		(17.127)	

O ágio pago na aquisição de investimentos foi fundamentado na expectativa de resultados futuros.

(a) Empresas auditadas por outros auditores independentes.

(b) O Conselho de Administração decidiu alienar as participações acionárias da companhia na Itá Energética S.A. (ITASA) e na Inepar S/A Indústrias e Construções, considerando que existem evidências formais de que a venda se realizará num futuro próximo.

Os saldos dos investimentos foram transferidos para o ativo realizável a longo prazo em 31 de dezembro de 2001.

(c) Em janeiro de 2001, a CSN Cayman passou a ser controlada pela Energy I Corp.

(d) Companhia de Desenvolvimento do Sudeste-CDSE

(e) Em 31 de maio de 2001, a CENER S.A., empresa na qual a CSN participava com 99,99% do seu capital total, foi incorporada pela Itá Energética.

(f) Em dezembro de 2001 a CSN Iron passou a ser controlada pela CSN Panama.

(g) Em dezembro de 2001 a Energy I Corp. passou a ser controlada pela CSN Energy Corp.

(h) Todas as ações de propriedade da CSN na GalvaSud encontram-se empenhadas em favor do Unibanco - União de Bancos Brasileiros S.A. e do Kreditanstalt Fur Wiederaufbau, garantindo financiamentos contratados pela GalvaSud junto àquelas instituições financeiras.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

11 - IMOBILIZADO

		Controladora			
		31/12/2001			31/12/2000
	Taxa efetiva de depreciação, exaustão e amortização (% ao ano)	Custo corrigido e reavaliado	Depreciação, exaustão e amortização acumuladas	Líquido	Líquido
Terrenos		89.941		89.941	88.711
Máquinas e equipamentos	5,83	6.621.428	(1.030.751)	5.590.677	4.830.844
Edificações	4,00	930.024	(167.393)	762.631	771.404
Móveis e utensílios	10,00	90.684	(72.339)	18.345	24.879
Minas e jazidas	1,44	1.136.599	(46.895)	1.089.704	1.106.126
Outros bens	20,00	104.462	(52.152)	52.310	54.418
Provisão para perdas prováveis na baixa de bens		(2.477)		(2.477)	(16.809)
		8.970.661	(1.369.530)	7.601.131	6.859.573
Obras em andamento		158.340		158.340	463.531
Controladora		9.129.001	(1.369.530)	7.759.471	7.323.104
Consolidado		9.528.126	(1.410.572)	8.117.554	7.554.157

Em Assembléia Geral Extraordinária realizada em 31 de março de 1999, os acionistas aprovaram o laudo de avaliação efetuado por empresa especializada, que contemplou terrenos, máquinas e equipamentos, instalações, imóveis e edificações, existentes nas plantas da Usina Presidente Vargas, Casa de Pedra e Arcos, além da mina de minério de ferro em Casa de Pedra, o que foi possível por se tratar de uma mina manifestada, assim definida pelo Decreto 24.642/1934 – Código de Minas – , como sendo as jazidas conhecidas à época pertencentes aos proprietários do solo onde se encontravam.

A depreciação, exaustão e amortização total em dezembro de 2001 foi de R$414.545 (2000 - R$ 412.161), sendo R$395.884 (2000 – R$ 393.455) apropriados ao custo de produção e R$18.661 (2000 – R$18.706) às despesas gerais e administrativas (não inclui amortização do diferido).

A parcela da depreciação e exaustão total dos bens reavaliados absorvida no resultado a cada ano é transferida no patrimônio líquido em igual montante, da reserva de reavaliação para lucros acumulados. Em dezembro de 2001, esse montante, líquido de imposto de renda e contribuição social, foi de R$ 109.070 (2000 – R$ 135.865).

As obras em andamento são representadas, principalmente, por um conjunto de planos de investimento visando a atualização e desenvolvimento tecnológico para manter a companhia em condições de competitividade nos mercados nacional e internacional. Os principais planos são voltados para empreendimentos em proteção do meio ambiente, redução de custos, infra-estrutura e técnicas de automação, informática e telecomunicação. O montante de encargos financeiros capitalizados, no exercício de 2001, sobre obras em andamento foi de R$101.592(2000 – R$94.295).

Em agosto de 2001, a companhia concluiu a modernização do alto-forno 3, sendo que esta reforma propiciará um incremento anual de 800 mil toneladas na produção de aço e resultará em uma nova vida útil econômica de 20 anos.

Em 31 de dezembro de 2001, os bens dados em garantia nas operações financeiras atingiram um total de R$ 1.656.747(2000 – R$1.649.747).

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

12 - DIFERIDO

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Variação cambial diferida	2.060.179	699.543	2.068.185	699.543
Projetos de informática	124.350	88.569	127.982	88.568
Outros projetos	79.194	63.940	132.582	88.126
	2.263.723	852.052	2.328.749	876.237
Amortização acumulada	(1.247.528)	(488.267)	(1.251.146)	(489.063)
	1.016.195	363.785	1.077.603	387.174

Os projetos de informática são representados por projetos de automação e informatização de processos operacionais que visam a redução de custos e aumento da competitividade da companhia.

O saldo remanescente das variações cambiais diferidas no exercício de 1999, pela companhia e sua subsidária MRS Logística S.A. com base na Medida Provisória no. 1818 e na Deliberação CVM no. 294, de 26 de março de 1999, será amortizado em 2002.

Conforme disposto na Medida Provisória nº 3, de 26 de setembro de 2001 e nas Deliberações CVM nºs. 404 e 409, de 27 de setembro de 2001 e 1º de novembro de 2001 respectivamente, a companhia e suas subsidiárias MRS Logística S.A. e GalvaSud S.A. optaram por diferir o resultado líquido negativo decorrente do ajuste dos valores em reais de obrigações e créditos em moeda estrangeira, em virtude de variação nas taxas de câmbio ocorridas no ano de 2001, devendo ser amortizados em até quatro anos, iniciando-se neste exercício. O resultado líquido negativo da variação cambial de 2001 da controladora está assim composto:

	31/12/2001
Perdas com passivos atrelados à variação cambial	969.821
Resultado das operações com instrumentos cambiais de hedge	462.957
Ganhos com ativos atrelados à variação cambial	(72.142)
Resultado líquido negativo das variações cambiais até 31.12.2001	1.360.636

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

A movimentação ocorrida pode ser assim demonstrada:

	Trimestre findo em 31/03/1999	Exercício de 2001	Total em 31/12/2001
Variação cambial diferida	699.543	1.360.636	2.060.179
Amortização acumulada incluindo liquidação de empréstimos:			
1999	(294.279)		(294.279)
2000	(173.779)		(173.779)
2001	(124.107)	(615.173)	(739.280)
Saldo a amortizar	107.378	745.463	852.841

Demonstração da expectativa da amortização:

2002	107.378	511.946	619.324
2003		130.339	130.339
2004		103.178	103.178
	107.378	745.463	852.841

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

13. EMPRÉSTIMOS E FINANCIAMENTOS

	Controladora				Consolidado			
	31/12/2001		31/12/2000		31/12/2001		31/12/2000	
	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
MOEDA ESTRANGEIRA								
Pré - pagamento	465.140	462.754	374.637	342.195	393.765	406.070	58.952	342.195
Securitização			107.044	107.915			107.044	107.915
Euronotes	857.179	1.392.240	36.954	1.858.855	846.786	184.084	53.069	1.435.821
Commercial paper					328.063	765.732	1.029.565	
BNDES/Finame	59.272	736.257	51.967	660.303	59.272	736.257	51.967	660.303
Importações financiadas	824.530	222.595	483.733	97.604	824.530	222.595	483.733	97.604
Eximbank - Japão	22.962	124.548	19.519	142.303	22.962	124.548	19.519	142.303
Outros	180.498	194.138	54.109	166.667	185.711	228.450	216.888	125.432
	2.409.581	**3.132.532**	**1.127.963**	**3.375.842**	**2.661.088**	**2.667.736**	**2.020.727**	**2.911.573**
MOEDA NACIONAL								
BNDES/Finame	62.475	38.910	63.188	97.244	62.475	38.910	63.188	97.244
Outros	34.724		29.249		5.149	135.885	2.454	63.261
	97.199	**38.910**	**92.437**	**97.244**	**67.624**	**174.795**	**65.642**	**160.505**
Total	**2.506.780**	**3.171.442**	**1.220.400**	**3.473.086**	**2.728.712**	**2.842.531**	**2.086.369**	**3.072.078**

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

As amortizações do principal de longo prazo apresentam, em 31 de dezembro de 2001, as seguintes composições por ano de vencimento:

	Controladora	Consolidado
2003	439.879	1.175.885
2004	547.898	437.815
2005	170.585	204.742
2006	154.684	190.641
2007 a 2024	1.856.416	839.450
Total	3.171.442	2.842.631

Sobre os empréstimos e financiamentos externos e internos contratados incidem juros, cujas taxas anuais apresentam-se em 31 de dezembro de 2001, como segue:

	Controladora	Consolidado
até 7%	2.240.484	3.276.260
De 7,1 a 9%	760.368	948.335
De 9,1 a 11%	2.580.801	1.233.134
Acima de 11%	96.579	113.514
Total	5.678.222	5.571.243

Composição percentual da dívida total por moeda / indexador de origem :

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Dólar norte-americano	88,99	87,40	86,87	87,86
Iene	6,38	6,27	6,50	5,70
Taxa de juros de longo prazo	1,79	3,42	4,16	4,25
Cesta de moedas	1,43	1,45	1,45	1,32
Outras moedas	1,41	1,38	1,00	0,89
	100,00	100,00	100,00	100,00

A companhia contrata operação de derivativo, conforme nota 14, com o objetivo de minimizar os riscos de oscilações relevantes na paridade de moeda estrangeira.

Em 15 de fevereiro de 2001, a companhia decidiu liquidar antecipadamente financiamentos de securitização de sua controlada CSN Cayman Ltd., cujos vencimentos seriam em setembro de 2001 e 2003, no montante de US$ 108,5 milhões.

Em 12 de abril de 2001, a companhia emitiu no mercado internacional um programa de "commercial paper" com vencimento em 2 anos, através de sua controlada CSN Overseas, no valor de US$ 250 milhões e custo aproximado de 5,9% a.a. Essa captação foi utilizada para substituir o "commercial paper" de igual valor emitido em junho de 2000 e para financiar e refinanciar as operações de comércio exterior.

Em 10 de maio de 2001, a companhia efetuou a segunda oferta pública de recompra dos notes emitidos em junho de 1997 pela sua controlada CSN Iron, com vencimento em 2007, que resultou numa redução de US$ 287,4 milhões na dívida bruta consolidada e um ganho líquido registrado na controlada de US$ 19,4 milhões.

Em 17 de outubro de 2001, a companhia lançou US$ 220 milhões no mercado internacional em programa de US Commercial Paper/Trade Notes, através de sua subsidiária CSN Overseas. A transação é composta de uma linha de US$ 140 milhões, com vencimento de um ano a um custo aproximado de 4,3 % ao ano e uma linha de US$ 80 milhões, com vencimento de 2 anos e custo aproximado de 6,2% ao ano. Os recursos levantados por esta operação serão integralmente utilizados para financiar e refinanciar o comércio exterior.

As garantias concedidas em razão dos empréstimos e financiamentos totalizaram R$ 3.977 milhões em 31 de dezembro de 2001 (R$ 3.923 milhões em 31 de dezembro de 2000), constituindo-se principalmente de bens do imobilizado, avais e fianças. Esse total não considera as garantias concedidas para empresas controladas, conforme mencionado na nota 15.

(Em milhares de reais, exceto quando mencionado)

14. INSTRUMENTOS FINANCEIROS

Considerações gerais

O negócio da companhia compreende a produção de aços planos para atender aos mercados interno e externo e extração de minério de ferro, calcário e dolomita para suprir as necessidades da Usina Presidente Vargas. Os principais fatores de risco de mercado que afetam o negócio da companhia podem ser assim enumerados:

(a) Risco de taxa de câmbio

Apesar da maior parte das receitas da companhia serem denominadas em reais, em 31 de dezembro de 2001, R$5.542.113 da dívida total da companhia eram denominados em moeda estrangeira. Dessa forma, a companhia está exposta ao risco de mudanças nas taxas de câmbio. A companhia administra o risco decorrente das flutuações das taxas de câmbio, que afetam o valor em reais necessários para pagar as obrigações denominadas em moeda estrangeira, utilizando instrumentos financeiros derivativos, principalmente contratos futuros, *swaps,* mercado a termo e contratos de opção com bancos, assim como aplicação de parte substancial de suas disponibilidades em títulos remunerados pela variação cambial.

O objetivo da Administração ao manter esses instrumentos é igualar os ganhos dos investimentos dos recursos de empréstimos às perdas de câmbio relativas à desvalorização do real face ao dólar norte-americano e o iene. Os recursos desses empréstimos foram investidos em aplicações de curto prazo denominadas em reais, que renderam juros à taxa de mercado no Brasil.

(b) Risco de crédito

A exposição ao risco de crédito é administrada através da restrição de contrapartes em instrumentos derivativos para instituições financeiras de grande porte com alta qualidade de crédito. Dessa forma, a administração acredita que o risco de não cumprimento pelas contrapartes é insignificante. A companhia não mantém, nem emite, instrumentos financeiros para fins de comércio. A seletividade de seus clientes, assim como a diversificação de sua carteira de recebíveis e acompanhamento dos prazos de financiamento de vendas por segmento de negócio, são procedimentos que a CSN adota de modo a minimizar eventuais problemas de seus parceiros comerciais.

Os valores dos instrumentos financeiros registrados em contas patrimoniais em 31 de dezembro de 2001, cujo valor de mercado difere do valor contábil, estão assim representados:

	Valor contábil	Valor de mercado
Investimento e ágio em sociedade controlada em conjunto	12.933	3.799
Empréstimos e financiamentos (curto e longo prazo)	5.678.222	5.694.936

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

Em 31 de dezembro de 2001 a posição consolidada dos contratos de derivativos em aberto era a seguinte:

	Contrato		US$ mil	R$ mil
	Data	Vencimento	Valor de referência	Ajuste a valor de mercado
Swap cambial iene/dólar- CSN	2/8/2000	02/08/2002	350.000	(188.321)
Swap cambial dólar/iene - CSN Islands	2/8/2000	02/08/2002	350.000	188.321
Forward de moedas - iene	Diversas	07/02/2002 a 09/12/2002	49.051	(11.776)
Operações com taxas de câmbio	20/4/2001	02/01/2002	100.000	7.268
Opções com taxas de juros Cap(Libor semestral)	Diversas	31/12/2003 e 31/12/2004	600.000	1.594

Os ganhos líquidos não foram contabilizados, atendendo ao princípio do conservadorismo, exceto quanto a transação de hedge cambial realizada na CSN por se tratar de uma mera indexação das aplicações. A perda apresentada acima no valor de R$ 11.776 está reconhecida no resultado financeiro do exercício.

(c) Valor de mercado

Os valores apresentados acima como "ajuste a valor de mercado" foram calculados de acordo com as condições verificadas nos mercados local e internacional em 31 de dezembro de 2001, para transações financeiras com características idênticas, tais como: volume da transação e prazo até vencimento pactuado. São utilizados modelos matemáticos que têm como premissa básica a inexistência de arbitragem entre mercados e ativos financeiros. Por fim, todas as transações realizadas nos mercados não organizados (mercado balcão) são contratadas com Instituições Financeiras, previamente aprovadas pelo Conselho de Administração da companhia.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

15. AVAIS E FIANÇAS

A companhia possui junto às controladas e controladas em conjunto as seguintes responsabilidades por garantias fiduciárias (avais e/ou fianças):

Empresas	Moeda	Em Milhões 31/12/2001	Em Milhões 31/12/2000	Vencimento	Condições
CSN Overseas	US$	670,0	720,0	02/04/02 a 30/12/03	Nota promissória / aval referente à operacão de commercial papers
CSN Cayman Ltd.	US$		30,0	15/08/01	Carta de fiança para o contrato de securitização
CSN Panama, S.A.	US$	850,0	350,0	30/12/03	Aval para operação financeira de hedge de juros
CSN Iron, S.A.	US$	79,3	366,8	01/06/07	Nota promissória referente operação de eurobonds
CSN Islands Corp.	US$	700,0	700,0	02/08/02	Nota promissória pela contratação de notes e operação financeira de hedge
CISA - CSN Indústria de Aços Revestidos S.A.	US$	23,7	71,7	29/04/02 a 28/08/07	Notas promissórias / aval rel. contratos de finc° de importação
CISA - CSN Indústria de Aços Revestidos S.A.	R$	190,7		02/09/02	Fiança de contrato de financiamento do BNDES
Companhia Ferroviária do Nordeste - CFN	R$		27,7	10/07/01	Garantia de fiança solidária , junto ao Banco Safra, para capital de giro
Itá Energética	R$		224,0	15/03/01	Fiança, junto ao BNDES, para financiamento da construção da Usina de Itá
Sepetiba Tecon S.A.	US$	39,1	4,1	15/03/04 e 15/06/09	Fidejussória do financiamento para aquisição de equipamentos
Sepetiba Tecon S.A.	R$	26,5	20,0	15/12/11 e 16/01/12	Fiança para financiamento de 60% das obras civis e instalações
Indústria Nacional de Aços Laminados - INAL S.A	R$	6,8	2,1	18/02/02 e 15/04/06	Fidejussória de financiamento de ativos
GalvaSud S.A	R$	175,1		12/12/12	Fiança para financiamento de equipamentos importados e nacionais

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

16. PASSIVOS CONTINGENTES E DEPÓSITOS JUDICIAIS

A companhia está discutindo nas esferas administrativa e judicial competentes, ações e reclamações de diversas naturezas como demonstrado abaixo:

	31/12/2001		31/12/2000	
	Depósitos judiciais	Passivo Contingente	Depósitos judiciais	Passivo Contingente
Curto prazo:				
Trabalhista		17.086		21.901
Cíveis		1.007		1.289
Controladora		18.093		25.190
Consolidado		19.918		34.232
Longo prazo:				
Trabalhista	17.271	46.792	20.414	61.983
Cíveis	2.984	21.823	2.946	18.269
Fiscais	129.154	242.277	58.925	98.775
Contribuição social	93.110	93.110	93.175	93.175
Imposto de renda	125.271	125.271	125.874	125.874
Outras		38.148		5.095
Controladora	367.790	567.421	301.334	404.171
Consolidado	371.958	581.808	303.943	404.870

O passivo contingente está apresentado como Outros (circulante e exigível a longo prazo), exceto quanto ao imposto de renda e contribuição social que estão apresentados em linha específica.

a) Ações Trabalhistas:

A CSN figurava como ré, até 31 de dezembro de 2001, em 1948 reclamações trabalhistas, sendo provisionado naquela data o valor de R$63.878. Os pleitos das ações, em sua grande maioria, estão relacionados com a responsabilidade subsidiária, equiparação salarial, horas extras e adicionais de insalubridade e periculosidade.

Os pedidos referentes à responsabilidade subsidiária representam grande parte do total das reclamações trabalhistas contra a companhia e são decorrentes do não pagamento pelas empresas contratadas das obrigações com seus empregados, o que resulta na inclusão da CSN no polo passivo das ações para honrar, subsidiariamente, o pagamento de tais obrigações.

As ações mais recentes decorrentes da responsabilidade subsidiária tendem a ser extintas em relação à CSN, em vista dos procedimentos adotados pela companhia para fiscalizar e cobrar o cumprimento dos pagamentos de salários e recolhimentos de encargos sociais, através da criação dos Núcleos de Acompanhamento de Contratos, em operação há aproximadamente 18 meses.

b) Ações Cíveis:

Dentre os processos judiciais cíveis em que a companhia é parte, encontram-se, principalmente, ações com pedido de indenização. Tais processos, em geral, são decorrentes de acidentes de trabalho e doenças ocupacionais relacionadas às atividades industriais da companhia. Para essas demandas foi provisionado o valor de aproximadamente R$22.830.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

c) Ações Fiscais:

PIS/COFINS – Lei 9.718/99

A CSN questiona a legalidade da Lei 9.718/99, que amplia as bases de cálculos do PIS e da COFINS, incluindo nas mesmas as receitas financeiras da companhia. O montante provisionado hoje está em R$ 115.572.

A companhia obteve sentença favorável de 1ª instância e o processo está em reexame obrigatório pelo TRF da 2ª Região. Ainda não houve julgamento da matéria por tribunais superiores, entretanto, os advogados da companhia consideram possíveis as chances de êxito.

CPMF

A companhia questiona a exigência da CPMF desde a promulgação da Emenda Constitucional nº 21/99. O montante provisionado hoje está em R$ 71.410.

A sentença de 1ª instância foi favorável e o processo está em julgamento no TRF da 2ª Região. Ressalta-se que a jurisprudência mais recente, não vem sendo favorável aos contribuintes.

CIDE – contribuição para intervenção no domínio econômico

A CSN questiona a validade jurídica da Lei 10.168/00, que institui a cobrança de contribuição de intervenção no domínio econômico sobre as importâncias pagas, creditadas ou remetidas a beneficiários não-residentes no país, a título de royalties ou remuneração sobre contratos de fornecimento, assistência técnica, cessão e licenças de uso de marcas e cessão e licença de exploração de patentes. Existe um depósito judicial no valor de R$16.743.

A companhia aguarda a decisão de 1º instância judicial. Embora ainda não exista uma jurisprudência consolidada, haja visto que os processos sobre a matéria ainda são muito recentes, os advogados da companhia consideram possíveis as chances de êxito.

Salário-educação

A companhia discute a inconstitucionalidade do Salário-educação e a possibilidade de recuperação das parcelas recolhidas no período de 05.01.89 à 16.10.96. O valor provisionado está em R$19.432.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente em julgamento no TRF da 2ª Região. Recentemente, o STF julgou a questão de forma contrária aos contribuintes, fato que reduz as expectativas de êxito neste processo.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

SAT - Seguro acidente do trabalho

A companhia entende que deve recolher o SAT à alíquota de 1% em todos os seus estabelecimentos, e não a 3%, como determina a legislação vigente. Os valores estão sendo provisionados e chegam ao montante de R$15.209.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente no TRF da 2ª Região. Embora não exista julgamento da matéria por tribunais superiores, os advogados da companhia consideram possíveis as chances de êxito.

Outros:

A companhia possui ainda provisões para diversos processos referentes a ICMS, FGTS LC 110, Drawback e Adicional de frete para renovação da marinha mercante(AFRMM), cujo montante atinge a R$ 3.911.

Imposto de renda e Contribuição social:

A companhia pleiteia o reconhecimento dos efeitos financeiro-fiscais relativos ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87% (conforme apuração da base de cálculo do IRPJ/CSL). O depósito judicial sobre a matéria chega a R$ 218.381.

Em primeira instância, o pedido da companhia foi julgado parcialmente procedente, limitando o percentual de janeiro de 1989 a 42,72%, descontando o índice já aplicado de 12,15%. Os possíveis efeitos contábeis da referida ação não foram reconhecidos pela companhia. O processo está em julgamento no TRF da 1ª Região. A jurisprudência majoritária tem sido no sentido de conceder o índice de 42,72% em janeiro de 1989, tal como na sentença de 1ª instância da companhia.

17. PATRIMÔNIO LÍQUIDO

(a) Capital social integralizado

O capital social em 31 de dezembro de 2001 e em 31 de dezembro de 2000 é composto por 71.729.261 mil ações ordinárias, todas escriturais e sem valor nominal. Cada ação ordinária dá direito a um voto nas deliberações da Assembléia Geral.

(b) Reserva de reavaliação (controladora)

Refere-se à reavaliação de bens do ativo imobilizado da companhia aprovada na Assembléia Geral Extraordinária de 31 de março de 1999, que objetivou adequar os montantes do ativo imobilizado à sua realidade econômica e ao seu valor de mercado ou de recuperação, em conformidade com a Deliberação CVM nº 288, de 3 de dezembro de 1998.

Atendendo às disposições contidas na Deliberação CVM nº 273, de 20 de agosto de 1998, foi constituída provisão para contribuição social e para o imposto de renda diferidos, classificada no exigível a longo prazo, sobre o saldo da reserva de reavaliação (exceto terrenos).

A parcela realizada da reserva de reavaliação, líquida de imposto de renda e contribuição social, integra a base de cálculo do dividendo mínimo obrigatório.

(c) Composição acionária

Em 31 de dezembro de 2001, os principais acionistas da CSN são:

	Em milhares	
	Quantidade de Ações	
	Ordinárias	%
Vicunha Siderurgia	33.337.091	46,48
ADR	5.501.296	7,67
Caixa Beneficente dos Empregados da CSN - CB	2.604.922	3,63
Clube de Investimento CSN	2.009.211	2,80
Outros	28.276.741	39,42
Ações em circulação	71.729.261	100,00

18 – DIVIDENDOS E JUROS SOBRE CAPITAL PRÓPRIO PROPOSTOS

O Estatuto Social assegura um dividendo mínimo anual correspondente a 25% do lucro líquido apurado conforme a legislação societária, o qual pode ser assim demonstrado:

	2001
Lucro líquido do exercício	296.040
Menos: apropriação para reserva legal	(14.802)
Mais: realização da reserva de reavaliação (líquido de imposto de renda e contribuição social)	109.070
Lucro líquido básico para determinação do dividendo	390.308
Dividendo mínimo obrigatório (25% do lucro líquido básico)	97.677
Juros sobre capital próprio, líquido de imposto de renda retido na fonte	196.592
Imposto de renda retido na fonte (IRRF)	23.408
Juros sobre capital próprio (2001 - R$ 3,07 por lote de 1.000 ações do capital total / 2000 - R$17,53)	220.000
Juros sobre capital próprio deliberado - junho	130.000
Juros sobre capital próprio proposto - dezembro	90.000
	220.000
% de distribuição do lucro líquido básico	56%

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

A Administração da companhia irá propor que o montante de juros sobre capital próprio seja imputado ao dividendo mínimo obrigatório.

Consoante a legislação, o cálculo dos juros sobre capital próprio tem como base o patrimônio líquido reduzido das reservas de reavaliação não realizadas, calculado com base na TJLP, limitado a 50% do lucro do período antes do imposto de renda ou 50% dos lucros acumulados e das reservas de lucros.

Em atendimento à Deliberação CVM nº 207, de 31 de dezembro de 1996, e às normas fiscais, a companhia optou por contabilizar os juros sobre capital próprio no montante de R$220.000, sendo R$ 130.000 deliberados e R$ 90.000 propostos, em junho e dezembro de 2001, respectivamente, em contrapartida da conta despesas financeiras, e revertê-lo na mesma conta, não sendo apresentado, entretanto, na demonstração de resultado, tendo em vista não produzir efeito no lucro líquido final, a não ser pelos impactos fiscais reconhecidos nas linhas de imposto de renda e contribuição social.

Em conformidade com a legislação societária(artigo 196 da lei 6404/76), a Administração propõe a retenção dos lucros acumulados remanescentes em uma reserva para investimento, visando o suprimento de recursos necessários ao cumprimento do orçamento de investimentos da companhia.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

19. RECEITA LÍQUIDA E CUSTOS DOS PRODUTOS VENDIDOS

VENDAS POR PRODUTO:	31/12/2001			31/12/2000		
	Toneladas (mil)	Milhares de reais		Toneladas (mil)	Milhares de reais	
		Receita líquida	CPV		Receita líquida	CPV
Mercado interno :	3.272	2.656.433	1.645.441	3.259	2.495.270	1.449.293
Planos a quente	1.193	683.717	444.157	1.207	629.509	376.854
Planos a frio	734	517.001	349.827	641	447.303	271.496
Zincadas	660	697.531	396.536	747	730.834	394.442
Metálicas	673	754.778	451.690	664	687.624	406.501
Placas	12	3.406	3.231			
Mercado externo :	711	453.914	338.517	1.052	590.408	431.924
Planos a quente	152	67.161	52.710	517	246.339	159.172
Planos a frio	27	14.914	11.688	74	48.454	30.246
Zincadas	30	26.781	16.917	11	9.277	5.758
Metálicas	290	278.015	196.224	342	261.032	209.692
Placas	212	67.043	60.978	108	25.306	27.056
Produtos de aço	3.983	3.110.347	1.983.958	4.311	3.085.678	1.881.217
Outras vendas		173.947	104.257		153.463	100.956
Controladora	3.983	3.284.294	2.088.215	4.311	3.239.141	1.982.173
Consolidado	4.045	3.982.474	2.280.482	4.457	3.472.340	2.097.613

20 – RECEITAS E LUCROS CONSOLIDADOS POR SEGMENTO DE NEGÓCIO

As informações por segmento de negócio são derivadas de registros contábeis mantidos de acordo com a Lei das Sociedades por Ações.

A divulgação segmentada seguiu o conceito do IAS14(norma internacional), conforme sugerido pela CVM, proporcionando a avaliação do desempenho das diversas áreas de negócios geridas pela empresa.

Desde novembro de 2000, quando houve a última reestruturação, a companhia está assim reestruturada: presidência e cinco diretorias executivas – operações, comercial, centro corporativo, infra-estrutura e novos negócios.

O presidente da companhia é responsável pelo planejamento estratégico, Fundação CSN e Assessoria de imprensa. O diretor-executivo do Centro Corporativo é responsável pela administração financeira, controladoria e tecnologia da informação, assuntos legais, relações com investidores, recursos humanos, comunicação corporativa e CBS – Fundo de pensão da CSN. O diretor-executivo de operações é responsável pela fabricação do aço e de produtos de aço da CSN. O diretor-executivo Comercial é responsável pela venda , marketing e comercialização dos produtos de aço da CSN.O diretor-executivo de Energia e Infra-estrutura é responsável pelas minas, investimentos em logística (ferrovias e portos), administração de imóveis próprios, geração e distribuição de energia. O diretor-executivo de Novos Negócios é responsável por projetos, novos e os em andamento, relacionados com o setor de aço.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

	Siderurgia e Serviços	Centro Corporativo	Energia e Infra-estrutura	Eliminações	Consolidado
Receita líquida de vendas					
Intercompanhia	714.718			(714.718)	
Terceiros	3.434.502		547.972		3.982.474
	4.149.220		547.972	(714.718)	3.982.474
Custo dos produtos e serviços vendidos	(2.883.699)		(122.844)	726.061	(2.280.482)
Lucro bruto	1.265.521		425.128	11.343	1.701.992
Receitas e Despesas operacionais					
Despesas com vendas	(182.945)		(102)		(183.047)
Despesas administrativas		(246.386)			(246.386)
Outras receitas (despesas) operacionais	(153.020)	(162)	(1.413)		(154.595)
	(335.965)	(246.548)	(1.515)		(584.028)
Resultado financeiro líquido		(380.311)		15.812	(364.499)
Variações monetárias e cambiais líquidas		(482.020)		86.418	(395.602)
Resultado de participações societárias	(49.589)	169.246	513.096	(688.615)	(55.862)
Lucro(prejuízo) operacional	879.967	(939.633)	936.709	(575.042)	302.001
Despesas não operacionais	(4.594)				(4.594)
Lucro(prejuízo) antes do imposto de renda e da contribuição social	875.373	(939.633)	936.709	(575.042)	297.407
Imposto de renda e contribuição social	(291.648)	322.752	(25.251)	(3.431)	2.422
Lucro(prejuízo) líquido	583.725	(616.881)	911.458	(578.473)	299.829

Disputas entre agentes do setor elétrico, agravadas pela escassez de oferta de energia elétrica durante o racionamento, impediram a liquidação financeira das operações realizadas no âmbito do Mercado Atacadista de Energia (MAE). Tais disputas foram solucionadas pelo Acordo Geral firmado entre agentes do setor elétrico, com intervenção direta do Governo Federal.

A receita líquida de vendas reconhecida pelo segmento de energia através da CSN Energia S.A., foi no montante de R$ 545.203, dos quais R$ 425.361, corresponde ao volume de energia comercializada pelo MAE, valorizada segundo a melhor estimativa divulgada em 13 de março de 2002, pelo próprio MAE para fins de registro contábil/financeiro.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

21 – RESULTADO FINANCEIRO E VARIAÇÕES MONETÁRIAS E CAMBIAIS LÍQUIDAS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Despesas financeiras:				
Empréstimos e financiamentos - moeda estrangeira	(157.749)	(118.136)	(370.425)	(360.360)
Empréstimos e financiamentos - moeda nacional	(78.982)	(39.776)	(79.466)	(39.776)
Com controladas	(255.193)	(182.631)		
Outras despesas financeiras	(16.694)	(70.181)	(31.678)	(110.230)
	(508.618)	(410.724)	(481.569)	(510.366)
Receitas financeiras:				
Com controladas	18.787	40.547		
Rendimento(perda) sobre aplicações financeiras líquidas de provisões para perdas	(284.316)	163.942	(167.187)	169.240
Diferimento variação cambial Delib. CVM 404/01 e 409/01	462.957		462.957	
Amortização variação cambial Delib. CVM 404/01 e 409/01	(192.793)		(192.793)	
Outros rendimentos	55.860	27.435	14.093	56.021
	60.495	231.924	117.070	225.261
Resultado financeiro líquido	(448.123)	(178.800)	(364.499)	(285.105)
Variações monetárias e cambiais ativas:				
Com controladas	90.500	130.695	226.047	164.115
Sobre aplicação financeira/clientes/mútuo	10.868	1.787	(91.960)	(22.368)
Outras	33.351	2.226	40.241	22.700
	134.719	134.708	174.328	164.447
Variações monetárias e cambiais passivas:				
Sobre financiamento	(769.256)	(334.826)	(789.882)	(292.213)
Diferimento da variação cambial	897.679		905.686	
Amortização da variação cambial diferida	(546.487)	(173.779)	(546.487)	(173.779)
Outras	(158.534)	(20.662)	(139.247)	(96.720)
	(576.598)	(529.267)	(569.930)	(562.712)
Variações monetárias e cambiais líquidas	(441.879)	(394.559)	(395.602)	(398.265)

22 - RECEITAS (DESPESAS) NÃO OPERACIONAIS

	Controladora		Consolidado	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Ganho líquido na alienação de participações societárias		97.205		1.641.315
Perda líquida na baixa de bens	(4.190)	(6.562)	(4.544)	(6.570)
Constituição de provisão para perdas prováveis na baixa de bens e direitos	(675)	(32.519)	(719)	(32.519)
Outras	586	232	669	35.008
	(4.279)	58.356	(4.594)	1.637.234

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

23 -VALOR ADICIONADO (CONTROLADORA)

	R$ Milhões	
	31/12/2001	31/12/2000
Receitas		
Venda de mercadoria, produtos e serviços	3.980	3.692
Provisão para devedores duvidosos	16	(15)
Resultado não operacional	(4)	58
	3.992	3.735
Insumos adquiridos de terceiros		
Matéria prima consumida	(908)	(683)
Custo dos produtos e serviços	(545)	(672)
Materiais, energia, serviços de terceiros e outros	(335)	(227)
	(1.788)	(1.582)
Valor adicionado bruto	2.204	2.153
Retenções		
Depreciação, amortização e exaustão	(411)	(389)
Valor adicionado líquido produzido	1.793	1.764
Valor adicionado recebido em transferência		
Resultado de participação societária	479	1.419
Receita financeira	195	367
	674	1.786
Valor adicionado total a distribuir	2.467	3.550
DISTRIBUIÇÃO DO VALOR ADICIONADO		
Pessoal e encargos	373	361
Impostos, taxas e contribuições	811	858
Juros e variação cambial	987	893
Juros s/capital próprio/dividendos	220	1.257
Lucros retidos	76	181

A demonstração divulgada em 31 de dezembro de 2000 foi adequada para fins de comparabilidade, tendo em vista os novos critérios de apuração definidos pelo Ofício Circular CVM/SCN/SEP/número 01/00.

24. DEMONSTRAÇÃO DO EBITDA

O EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas mais depreciação e exaustão) está demonstrado a seguir:

	Controladora		Consolidado	
	R$ Milhões		R$ Milhões	
	31/12/2001	31/12/2000	31/12/2001	31/12/2000
Receita líquida	3.284	3.239	3.982	3.472
Custo dos produtos vendidos (CPV)	(2.088)	(1.982)	(2.280)	(2.097)
Lucro bruto	1.196	1.257	1.702	1.375
Despesas operacionais (vendas, gerais e administrativas)	(336)	(349)	(429)	(437)
Depreciação (CPV e despesas operacionais)	411	389	426	392
EBITDA	1.271	1.297	1.699	1.330
EBITDA-MARGEM %	38,7%	40,1%	42,6%	38,3%

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

25. FUNDO DE PENSÃO

(a) Administração do Plano de Previdência Privada

A companhia é a principal patrocinadora da Caixa Beneficente dos Empregados da CSN - CBS, sociedade civil sem fins lucrativos constituída em julho de 1960, cujo principal objetivo é o pagamento de benefícios complementares aos da previdência oficial. A CBS congrega empregados da CSN e de empresas a ela vinculadas direta ou indiretamente, na medida em que firmem convênio de adesão e da própria CBS. .

A CBS possui três planos de benefícios, sendo dois Planos de Benefício Definido (plano de 35% da média Salarial e Plano de Suplementação da Média Salarial) e um plano misto de Contribuição Definida para Aposentadorias e de Benefícios Definidos para os de Risco (Plano Misto de Benefício Suplementar),aprovado pela Secretaria de Previdência Complementar em 27 de dezembro de 1995.

Em 31 de dezembro, os planos apresentavam a seguinte composição:

	31/12/2001	31/12/2000
Associados:	19.674	19.517
Em Atividade	7.829	7.521
Aposentado	11.845	11.996
Distribuição dos associados por plano de benefício:		
Plano de 35% da média salarial	6.505	6.765
Ativos	80	125
Assistidos	6.425	6.640
Plano de suplementação da média salarial	5.816	5.856
Ativos	617	675
Assistidos	5.199	5.181
Plano misto de benefício suplementar	7.353	6.896
Ativos	7.132	6.721
Assistidos	221	175
Beneficiários vinculados:	5.260	5.276
Plano de 35% da média salarial	4.205	4.252
Plano de suplementação da média salarial	1.025	997
Plano misto de benefício suplementar	30	27
Total de participantes (Associados/beneficiários) :	24.934	24.783

A Entidade possuía quatro autos de infração lavrados pela Secretaria da Receita Federal, sendo três lavrados em 1991 e um em 1996. No dia 14 de setembro de 2000, a Câmara Superior de Recursos Fiscais, órgão de última instância administrativa do Ministério da Fazenda, acolheu o recurso da CBS, julgando insubsistente os três autos de infração lavrados pela Secretaria da Receita Federal em 1991. O auto de infração lavrado em 1996, objetivando a cobrança de Imposto de Renda Retido na Fonte, Imposto de Renda Pessoa Jurídica e Contribuição Social sobre o Lucro, cujo valor em 31 de dezembro de 2001 era de R$53 milhões, estando incluídos neste valor os juros e a multa, já obteve julgamento de 1ª Instância Administrativa no sentido de acolher impugnação apresentada pela CBS, desconstituindo os lançamentos realizados pela fiscalização, sendo que a Primeira Câmara do Primeiro Conselho de Contribuintes do Ministério da Fazenda negou provimento ao recurso de ofício, razão pela qual o mesmo também se tornou insubsistente. Ambos os processos (Autos de Infração de 1991 e de 1996) estão aguardando a emissão do acórdão para sua conclusão.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

Regime Especial de Tributação

Com publicação da Medida provisória nº 2222 de 04 de setembro de 2001, a CBS optou, no dia 21 de dezembro de 2001, por aderir ao Regime Especial de Tributação beneficiando-se de R$ 22.6 milhões referente a anistia da atualização dos tributos.
Os valores provisionados até 30 de agosto de 2001, estão sendo recolhidos em 06 parcelas a partir de janeiro de 2002, conforme permitido pela legislação.

(b) Balanço Patrimonial

Os balanços patrimoniais da CBS, podem ser sumariados como segue:

	31/12/2001	31/12/2000
Ativo	697.687	639.087
Passivo exigível	96.706	107.919
Reservas técnicas	600.981	531.168
Composição das reservas técnicas:		
Reservas matemáticas		
De benefícios a conceder	311.245	255.205
De benefícios concedidos	765.822	734.240
A amortizar	(476.086)	(415.063)
Superávit (déficit) técnico		
No exercício anterior	(43.251)	46.359
No exercício atual	43.251	(89.567)
Reservas técnicas	600.981	531.168

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar – SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção de 42,5% em 35 anos, pelos participantes, e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário. Esse equacionamento, será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS e CSN, com a Secretaria de Previdência Complementar, visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial.

(c) Passivo Atuarial

Com o advento da Deliberação CVM nº 371 de 13 de dezembro de 2000, aprovando a NPC 26 do IBRACON – "Contabilização de Benefícios a Empregados" que instituiu novas práticas contábeis de apuração e divulgação, a Administração da companhia, em conjunto com seus atuários externos, apuraram os efeitos decorrentes dessa nova prática, os quais divulgamos:

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

I - Descrição das características dos planos

A CBS possui três planos de benefícios:

- **Plano de 35% da média salarial**

  Trata-se de um plano de benefício definido (BD) iniciado em 01/02/1966, e tem por objetivo pagar aposentadorias (tempo de serviços, especial, invalidez ou velhice) de forma vitalícia, equivalente a 35% da média dos 12 últimos salários do participante. O plano também garante o pagamento de auxílio doença ao participante licenciado pela Previdência Oficial. Garante, ainda, o pagamento de auxílio morte e pensão. Os participantes (ativos e aposentados) e as patrocinadoras realizam 13 contribuições por ano, sendo igual ao número de benefícios pagos por ano. Este plano está em extinção, tendo sido desativado em 31/10/1977, quando entrou em vigor novo plano de benefício.

- **Plano de suplementação da média salarial**

  Este plano teve início em 01/11/1977, sendo um plano de benefício definido (BD). Tem por objetivo complementar a diferença entre a média dos 12 últimos salários e o benefício da Previdência Oficial, para as aposentadorias, também de forma vitalícia. Assim como no plano de 35%, há a cobertura dos benefícios de auxílio doença, pecúlio por morte e pensão. São realizadas 13 contribuições e pagos o mesmo número de benefícios por ano. Desativado em 26/12/1995, com a criação do plano misto de benefício suplementar.

- **Plano misto de benefício suplementar**

  Este plano teve início em 27/12/1995. É um plano misto, sendo de contribuição definida (CD), em relação a aposentadoria e de benefício definido (BD), em relação aos benefícios de risco (pensão, em atividade, invalidez e auxílio doença). Neste plano o benefício de aposentadoria é calculado com base no que foi acumulado pelas contribuições dos participantes e das patrocinadoras, em n.º de 13 ao ano. Após concedida a aposentadoria, o plano passa a ter a característica de um plano BD e são pagos, por ano, 13 benefícios .

II - A política contábil adotada para o reconhecimento dos ganhos e perdas atuariais

Os ganhos e perdas atuariais compreendem as diferenças entre as premissas atuariais e o que ocorreu efetivamente, baseado na experiência.

A parcela dos ganhos ou perdas atuariais a ser reconhecida, como receita ou despesa, em um plano de benefício definido, é o valor dos ganhos e perdas não reconhecidos que exceder, em cada período, ao maior dos seguintes limites:

(a) 10% do valor presente da obrigação atuarial total do benefício definido; e

(b) 10% do valor justo dos ativos do plano.

A parcela acima será amortizada anualmente dividindo-se o seu montante pelo tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

III - Conciliação dos Ativos e Passivos de cada Plano em 31 de dezembro de 2001

	Planos			
	35% da Média Salarial	Suplementação da Média Salarial	Misto de benefício Suplementar	Total
Valor presente das obrigações atuariais com cobertura	137.005	516.764	196.533	850.302
Valor justo dos ativos do plano	(69.300)	(272.298)	(247.346)	(588.944)
Valor presente das obrigações atuariais em excesso ao valor justo dos ativos	67.705	244.466	(50.813)	261.358
Contribuições amortizantes	(6.559)	(42.964)		(49.523)
Passivo atuarial a registrar	61.146	201.502	(50.813)	211.835

A contribuição amortizante está relacionada a parcela dos participantes no equacionamento da insuficiência de reserva mencionada no item (b) acima, a qual foi reduzida do valor presente das obrigações atuariais totais dos respetivos planos. Alguns participantes encontram-se questionando judicialmente essa contribuição amortizante; porém, a companhia consubstanciada por seus assessores legais e atuariais, entende que essa contribuição amortizante foi devidamente aprovada pela Secretaria da Previdência Complementar – SPC, sendo portanto, legalmente devida por parte daqueles participantes.

No caso do Plano Milênio (Plano Misto de Benefício Suplementar) de contribuição definida, onde se registra a ocorrência de um ativo atuarial líquido, e no qual as contribuições da patrocinadora correspondem a uma igual contrapartida de contribuições do participante. Nossos atuários entendem que 50% do ativo atuarial líquido apurado poderia ser reconhecido pela patrocinadora em seus registros contábeis

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

IV – Reconhecimento do Passivo Atuarial

A Administração da companhia decidiu reconhecer os ajustes do passivo atuarial no resultado pelo período de cinco anos, a partir de 1º de janeiro de 2002, conforme estabelecido nos parágrafo 83 e 84 da NPC 26 do IBRACON e Deliberação CVM 371/2000. De acordo com os cálculos atuariais, serão apropriados os seguintes valores no exercício de 2002:

	Planos			
	35% da Média Salarial	Suplementação da Média Salarial	Misto de Benefício Suplementar	Total
Custo do serviço corrente	(143)	(2.781)	(19.943)	(22.867)
Contribuições esperadas de participantes para 2002	142	2.130	7.667	9.939
Juros sobre obrigações atuariais	(18.685)	(68.861)	(30.370)	(117.916)
Rendimento esperado dos ativos	9.703	39.364	39.391	88.458
Custos das amortizações, passivo não reconhecido	(12.229)	(40.300)	10.163	(42.366)
Impacto no resultado de 2002	(21.212)	(70.448)	6.908	(84.752)
Impacto, líquido de impostos, no resultado de 2002	(13.999)	(46.496)	4.559	(55.936)

V - Principais premissas atuariais adotadas no cálculo do passivo atuarial

Taxa para desconto da obrigação atuarial	15,5% p.a (10% real e 5% inflação)
Taxa de rendimento esperado sobre ativos do plano	15,5% p.a.(10% real e 5% inflação)
Índice de aumento salarial estimado	INPC + 1%
Índice de aumento de benefícios estimado	INPC + 0%
Tábua biométrica de mortalidade geral	UP84 com 3 anos de agravamento
Tábua biométrica de entrada em invalidez	Tábua Mercer de entrada em invalidez
Taxa de rotatividade esperada	1% ao ano
Probabilidade de ingresso em aposentadoria	Na primeira elegibilidade a um benefício pelo plano
Tábua biométrica de mortalidade de inválidos	IAPB - 57

A CSN não tem obrigação sobre outros benefícios pós empregos.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

26 – SEGUROS

Face a natureza de suas operações, a companhia contratou uma apólice de seguro de riscos operacionais - tipo "All Risks" para a Usina Presidente Vargas, as Minerações de Casa de Pedra e Arcos e o Terminal de Carvão - TECAR, no total de US$ 5.993 milhões equivalentes a R$ 14.786.816. Para as subsidiárias da CSN, CISA, INAL, FEM e também os locais não industriais foi contratada uma apólice de riscos nomeados no total de US$ 188 milhões, equivalentes a R$ 464.490 . Foram renovados os seguros de transporte de mercadorias e produtos em território nacional, transporte internacional (importações e exportações), vida em grupo de funcionários, assim como responsabilidade civil geral. A vigência dos contratos vai até novembro de 2002. Durante o ano também foi contratado o seguro de risco de engenharia para a reforma do alto forno 3. O valor máximo de indenização no caso de sinistro, por evento, é de US$ 500 milhões, equivalentes a R$ 1.160.200.

27- NOVOS NEGÓCIOS

Em consonância com a estratégia de desenvolvimento internacional dos negócios da CSN, em 19 de junho de 2001, a CSN obteve o direito de adquirir certos ativos, no valor de aproximadamente US$ 50 milhões que pertenciam à siderúrgica Heartland Steel Inc., empresa em Chapter #11 (situação equivalente, pela legislação brasileira, à Concordata), localizada em Terre Haute, estado de Indiana, EUA. Os ativos em questão são constituídos de:

- Linha de decapagem de bobinas a quente;
- Linha de galvanização;
- Instalações de recozimento em caixa;
- Laminador de encruamento; e
- Centro de serviços de corte (transversal e longitudinal).

Em 16 de julho de 2001, a CSN cedeu esse direito à sociedade de responsabilidade limitada LLC ("LLC"), constituída de acordo com as leis do estado de Delaware, empresa controlada pela Tangua Incorporated, que é de propriedade de uma entidade não relacionada. A LLC adquiriu os ativos acima mencionados pelo valor equivalente a US$55 milhões e assumiu certos passivos no montante equivalente a US$19 milhões.

A CSN deverá adquirir as quotas da LLC no prazo de dois anos, como parte de um put and call agreement assinado pela CSN e o Agente Administrativo do Credit Agreement, relacionado a um empréstimo tomado pela Tangua. O montante do principal do referido empréstimo, assinado em julho de 2001 é US$175 milhões, sujeito a Libor acrescida à taxa de juros de 1,875% a.a. O preço para exercer direito da CSN no put and call agreement consiste no saldo do empréstimo (incluindo os juros provisionados) na data da aquisição.

Como descrito acima, a empresa LLC opera uma planta de processamento de aço em Terre Haute, estado de Indiana, EUA. Referida planta tem capacidade de processar 1,1 milhões de toneladas por ano. A indústria do aço nos EUA está atualmente experimentando um declínio geral de demanda e preços, devido a uma variedade de fatores, incluindo as condições econômicas atuais de excesso de capacidade de produção internacionais e nos EUA. Deste modo, a lucratividade futura da LLC está relacionada à recuperação do mercado e dos preços praticados.

Companhia Siderúrgica Nacional
Notas explicativas às demonstrações contábeis
Em 31 de dezembro de 2001 e 2000
(Em milhares de reais, exceto quando mencionado)

28 – REMUNERAÇÃO DOS ADMINISTRADORES

Os honorários dos administradores foram fixados pela Assembléia Geral Ordinária e Extraordinária realizada em 24 de abril de 2001, no montante global anual de R$ 8.000. Foram apropriados em despesas gerais e administrativas durante o exercício findo em 31 de dezembro de 2001 o valor de R$ 7.319 (2000 - R$ 9.649).

29 – EVENTO SUBSEQÜENTE

Em Assembléia Geral Extraordinária realizada em 10 de janeiro de 2002, foi aprovada a emissão e distribuição pública de debêntures, no montante de R$690 milhões, representadas por 2 séries, contendo como principais características:

(i) **Forma e espécie:** nominativas, escriturais e não conversíveis em ações, sem garantia nem preferência;

(ii) **Valor nominal:** dividida em 69.000 debêntures, cada uma delas com valor nominal de R$10 mil;

(iii) **Quantidade:** a emissão será realizada em 2 (duas) séries. A primeira série será composta de até 69.000 (sessenta e nove mil) debêntures e a segunda série de até 25.000 (vinte e cinco mil) debêntures, observado, entretanto, que (i) o número total das debêntures colocadas, independentemente da série, não poderá exceder 69.000 (sessenta e nove mil) debêntures; (ii) o número de debêntures de cada série será determinado conjuntamente pela companhia e os coordenadores da emissão de acordo com o resultado do processo de *bookbuilding;*

(iv) **Preço de subscrição:** valor nominal unitário atualizado monetariamente, acrescido da respectiva remuneração, calculada *pro rata temporis*, desde a data da emissão até a data da efetiva integralização, que será à vista, em moeda corrente nacional, no ato da subscrição;

(v) **Remuneração:**
- **primeira série**: Taxa DI over extra grupo, expressa em forma percentual ao ano, base 252 dias, calculada e divulgada diariamente pela CETIP, acrescida de uma sobre taxa a ser definida. A remuneração será paga semestralmente, a partir da data de emissão;
- **segunda série**: atualizada monetariamente, a partir da data de emissão, com o IGP-M calculado na forma *pro rata temporis* por dias úteis, acrescido dos juros moratórios a serem determinados. A remuneração será paga anualmente, a partir da data de emissão;

(vi) **Vencimento:** Em 3 e 4 anos para a 1ª e 2ª séries, respectivamente;

(vii) **Aprovação:** AGE de 10/01/2002 e RCA de 20/02/2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: /s/ Lauro Campos Rezende
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: March 26, 2002